1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date September 2, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

兖州煤业股份有限公司
Yanzhou Coal Mining Company Limited

Stock Code : 1171

Interim Report 2016

IMPORTANT NOTICE

The Board, Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant the authenticity, accuracy and completeness of the information contained in this interim report (the “Interim Report”) and there is not any misrepresentations, misleading statements contained in or material omissions from the Interim Report for which they shall assume joint and several responsibilities.

The Interim Report 2016 of Yanzhou Coal Mining Company Limited has been approved by the 24th meeting of the sixth session of the Board. All Directors attended the meeting.

The financial statements in this Interim Report have not been audited.

The Interim Report 2016 of Yanzhou Coal Mining Company Limited has been reviewed and approved by the audit committee of the Board.

Mr. Li Xiyong, Chairman of the Board, Mr. Zhao Qingchun, Chief Financial Officer, and Mr. Xu Jian, Head of Finance Management Department, hereby warrant the authenticity, accuracy and completeness of the financial report in this Interim Report.

The Company does not distribute profit in the first half of 2016. There is no capital reserve transferred to share capital in the reporting period.

The forward-looking statements contained in this Interim Report regarding the Company’s future plans do not constitute any substantive commitment to investors and investors are reminded of investment risks and to exercise caution in their investment.

There was no appropriation of funds of the Company by the Controlling Shareholder and its related parties in non-operational activities.

There were no guarantees granted to external parties by the Company which are against the prescribed decision-making procedures.

Yanzhou Coal Mining Company Limited  Interim Report 2016      1

2      Yanzhou Coal Mining Company Limited  Interim Report 2016

CHAPTER 1 DEFINITION

In this Interim Report, unless the context requires otherwise, the following expressions have the following meanings:

“Yanzhou Coal”, “Company” or “the Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated under the laws of the PRC in 1997 and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Group” or “the Group”	the Company and its subsidiaries;

“Yankuang Group” or “the Controlling Shareholder”	Yankuang Group Company Limited, a company with limited liability reformed and established in accordance with PRC laws in 1996, being the controlling shareholder of the Company directly and indirectly holding 56.59% of the total share capital of the Company as at the end of this reporting period;

“Yulin Neng Hua”	Yanzhou Coal Yulin Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the production operation of the 0.6 million tonnes methanol project in Shaanxi province;

“Heze Neng Hua”	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 98.33% owned subsidiary of the Company, mainly engages in the development of coal resources of the Juye coal field in Heze city, Shandong province;

“Shanxi Neng Hua”	Yanzhou Coal Shanxi Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested in Shanxi province by the Company;

“Tianchi Energy”	Shanxi Heshun Tianchi Energy Company Limited, a company with limited liability incorporated under the laws of the PRC in 1999 and a 81.31% owned subsidiary of the Shanxi Neng Hua, mainly engages in the production and operation of Tianchi Coal Mine;

“Tianhao Chemicals”	Shanxi Tianhao Chemicals Company Limited, a joint stock limited company incorporated under the laws of the PRC in 2002 and a 99.89% owned subsidiary of Shanxi Neng Hua, mainly engages in the production and operation of 0.1 million tonnes methanol project in Shanxi province.

“Hua Ju Energy”	Shandong Hua Ju Energy Company Limited, a joint stock limited company incorporated under the laws of the PRC in 2002 and a 95.14% owned subsidiary of the Company, mainly engages in the thermal power generation by gangue and slurry, and heat supply;

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CHAPTER 1 DEFINITION – CONTINUED

“Ordos Neng Hua”	Yanzhou Coal Ordos Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2009 and a wholly-owned subsidiary of the Company, mainly engages in the development of coal resources and chemical projects of the Company in the Inner Mongolia Autonomous Region;

“Haosheng Company”	Inner Mongolia Haosheng Coal Mining Company Limited, a company with limited liability incorporated under the laws of the PRC in 2010 and a 77.75% owned subsidiary of the Company, mainly engages in the project development of Shilawusu coal field located in Ordos, Inner Mongolia Autonomous Region;

“Donghua Heavy Industry”	Yankuang Donghua Heavy Industry Company Limited, a company with limited liability incorporated under the laws of the PRC in 2013 and a wholly-owned subsidiary of the Company, mainly engages in the design, manufacturing, installation, repairing and maintenance of mining equipment, electromechanical equipments and parts, etc.;

“Zhongyin Financial Leasing”	Zhongyin Financial Leasing Company Limited, a company with limited liability incorporated under the laws of the PRC in 2014 and a controlled subsidiary of the Company, mainly engages in the financial leasing, leasing, leasing transaction advisory and guarantee, commercial factoring business related to the main business, etc.;

“Duanxin Beijing”	Duanxin Investment Holding (Beijing) Company Limited, a company with limited liability incorporated under the laws of the PRC in 2014 and a wholly-owned subsidiary of the Company, mainly engages in the project investment, enterprise management, investment management, enterprise management consultation, investment consultation, etc.;

“Yancoal Australia”	Yancoal Australia Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a 78% owned subsidiary of the Company. The shares of Yancoal Australia are traded on the Australian Securities Exchange;

“Yancoal Resources”	Yancoal Resources Limited, a limited company incorporated under the laws of Australia and a wholly-owned subsidiary of Yancoal Australia, mainly engages in coal mining, sales and exploration;

“Yancoal International”	Yancoal International (Holding) Company Limited, a company with limited liability incorporated under the laws of Hong Kong in 2011 and a wholly-owned subsidiary of the Company;

“Railway Assets”	The railway assets specifically used for transportation of coal for the Company, which are located in Jining City, Shandong province;

“H Shares”	Overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

4      Yanzhou Coal Mining Company Limited  Interim Report 2016

CHAPTER 1 DEFINITION – CONTINUED

“A Shares”	Domestic shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“PRC”	The People’s Republic of China;

“CASs” or “ASBEs”	Accounting Standard for Business Enterprises and the relevant explanations issued by the Ministry of Finance of PRC;

“IFRS”	International Financial Reporting Standards issued by the International Accounting Standard Board;

“CSRC”	China Securities Regulatory Commission;

“Hong Kong Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Shanghai Stock Exchange”	the Shanghai Stock Exchange;

“Articles”	the articles of association of the Company;

“Shareholders”	the shareholders of the Company;

“Directors”	the directors of the Company;

“Board”	the board of directors of the Company;

“Supervisors”	the supervisors of the Company;

“RMB”	Renminbi, the lawful currency of the PRC, unless otherwise specified;

“AUD”	Australian dollars, the lawful currency of Australia;

“USD”	the United States dollars, the lawful currency of the United States; and

“HKD”	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the People’s Republic of China.

Yanzhou Coal Mining Company Limited  Interim Report 2016      5

CHAPTER 2 GROUP PROFILE AND GENERAL INFORMATION

I.	GENERAL INFORMATION OF THE COMPANY

Statutory Chinese Name:

Abbreviation of Chinese Name:

Statutory English Name: Yanzhou Coal Mining Company Limited

Abbreviation of English Name: Yanzhou Coal

Legal Representative: Li Xiyong

Authorized Representatives of the Hong Kong Stock Exchange: Zhao Qingchun, Jin Qingbin

II.	CONTACT DETAILS

Secretary to the Board/Company Secretary: Jin Qingbin

Address:	Office of the Secretary to the Board, 298 Fushan Road South, Zoucheng City,
Shandong Province, PRC

Tel: (86537) 5382319            Fax: (86537) 5383311

E-mail Address: yzc@yanzhoucoal.com.cn

Representative of the Shanghai Stock Exchange: Pan Shutian

Address:	Office of the Secretary to the Board, 298 Fushan Road South, Zoucheng City,
Shandong Province, PRC

Tel: (86537) 538 5343            Fax: (86537) 5383311

E-mail Address: yzc_panst@163.com

III.	GENERAL INFORMATION

Registered Address: 298 Fushan Road South, Zoucheng City, Shandong Province, PRC

Postal Code: 273500

Office Address: 298 Fushan Road South, Zoucheng City, Shandong Province, PRC

Postal Code: 273500

Official Website: http://www.yanzhoucoal.com.cn

E-mail Address: yzc@yanzhoucoal.com.cn

IV.	INFORMATION DISCLOSURE AND DESIGNATED LOCATION

Newspapers for information disclosure in PRC: China Securities Journal, Shanghai Securities News

Website designated by the CSRC for publishing interim report:

Website for publishing the Company’s Interim Report in PRC: http://www.sse.com.cn

Websites for publishing the Company’s Interim Report overseas:	http://www.hkexnews.hk
http://www.sec.gov

Interim Report are available at: Office of the Secretary to the Board, Yanzhou Coal Mining Company Limited

6      Yanzhou Coal Mining Company Limited  Interim Report 2016

CHAPTER 2 GROUP PROFILE AND GENERAL INFORMATION – CONTINUED

V.	CORPORATE STOCKS

Places of Listing, Stock Abbreviation and Stock Code

A Shares	—	Place of listing: The Shanghai Stock Exchange
Stock Abbreviation: Yanzhou Mei Ye
Stock Code: 600188
H Shares	—	Place of listing: The Stock Exchange of Hong Kong Limited
Stock Code: 01171
ADRs	—	Place of listing: The New York Stock Exchange, Inc.
Ticker Symbol: YZC

VI.	REGISTRATION CHANGES OF CORPORATE IN REPORTING PERIOD

Registration Date: 28 June, 2016

Registration Address: 298 Fushan Road South, Zoucheng City, Shandong Province, PRC

Business License Registration Number of Legal Person: 91370000166122374N

Tax Registration Certificate Number: 91370000166122374N

Organization Code: 91370000166122374N

VII.	OTHER INFORMATION

Certified Public Accountants (Domestic)

Name: Shine Wing Certified Public Accountants (special general partnership)

Office Address: 9/F, Block A, Fuhua Mansion, 8 Chaoyangmen Beidajie, Dongcheng District, Beijing, PRC

Certified Public Accountants (International)

Name: Grant Thornton Hong Kong Limited

Office Address: 12th Floor, 28 Hennessy Road, Wanchi, Hong Kong

Name: Grant Thornton (special general partnership)

Office Address: 5th Floor, Scitech Place 22 Jianguomen Wai Avenue Chaoyang District Beijing, PRC

Yanzhou Coal Mining Company Limited  Interim Report 2016      7

CHAPTER 3 ACCOUNTING AND FINANCIAL HIGHLIGHTS

(PREPARED IN ACCORDANCE WITH THE IFRS)

I.	OPERATING RESULTS

	For the six months ended 30 June
	2016 (RMB’000) (unaudited)		2015 (RMB’000) (unaudited)		Changes as compared with the corresponding period of last year (%)	For the year ended 31 December 2015 (RMB’000) (audited)

Sales income		12,580,714		18,143,958	-30.66		36,404,086
Gross profit		2,931,886		3,222,131	-9.01		6,153,611
Interest expenses		(1,132,759)		(1,502,540)	-24.61		(2,484,411)
Income before income tax		429,217		244,077	75.85		622,257
Net income attributable to equity holders of the Company for the reporting period		375,236		(50,626)	—		164,459
Earnings per share	RMB	0.08	RMB	(0.01)	—	RMB	0.03

II.	ASSETS AND LIABILITIES

	For the six months ended 30 June				For the year ended 31 December
	2016 (RMB’000) (unaudited)		2015 (RMB’000) (unaudited)		2015 (RMB’000) (audited)

Current assets		36,997,485		40,288,743		48,811,065
Current liabilities		45,446,876		31,283,229		42,056,295
Total assets		142,396,311		134,393,916		142,471,875
Equity attributable to equity holders of the Company		36,300,071		36,834,550		35,369,901
Net assets value per share	RMB	7.39	RMB	7.49	RMB	7.20
Return on net assets (%)		1.03		-0.14		0.46

8      Yanzhou Coal Mining Company Limited  Interim Report 2016

CHAPTER 3 ACCOUNTING AND FINANCIAL HIGHLIGHTS – CONTINUED

(PREPARED IN ACCORDANCE WITH THE IFRS)

III.	SUMMARY STATEMENT OF CASH FLOWS

	For the six months ended 30 June
	2016 (RMB’000) (unaudited)		2015 (RMB’000) (unaudited)		Changes as compared with the corresponding period of last year (%)	For the year ended 31 December 2015 (RMB’000) (audited)

Net cash used in operating activities		(77,417)		(2,042,466)	—		4,347,210
Net (decrease)/increase in cash and cash equivalents		(5,280,273)		71,952	-7,438.60		7,217,642
Net cash flow per share used in operating activities	RMB	(0.02)	RMB	(0.42)	—	RMB	0.88

Note:	The Company repurchased H shares in 2015. Pursuant to relevant repurchase laws and regulations, earnings per share, dividend per share, net cash flow per share generated in business activities, net assets per share, the shareholding ratio and other related indexes were calculated based on the total equity after deduction of repurchased shares.

Yanzhou Coal Mining Company Limited  Interim Report 2016      9

CHAPTER 4 BOARD OF DIRECTORS’ REPORT

I.	MANAGEMENT DISCUSSION AND ANALYSIS

(I)	MAIN BUSINESS BY INDUSTRIES

		For the six months ended 30 June, 2016	For the six months ended 30 June, 2015	Increase/ decrease in sales income as compared with the same period of 2015 (%)	Increase/ decrease in gross profit ratio as compared with the same period of 2015 (percentage point)

1. Coal business
Raw coal production	kilotonne	31,590	34,933	-3,343	-9.57
Saleable coal production	kilotonne	29,249	31,995	-2,746	-8.58
Sales volume	kilotonne	32,557	42,992	-10,435	-24.27
2. Railway transportation business
Transportation volume	kilotonne	4,867	7,526	-2,659	-35.33
3. Coal chemical business
Methanol production	kilotonne	801	834	-33	-3.96
Methanol sales volume	kilotonne	800	829	-29	-3.50
4. Electrical power business
Power generation	10,000kWh	135,118	124,987	10,131	8.11
Electricity sold	10,000kWh	86,941	74,613	12,328	16.52
5. Heat business
Heat generation	10,000 steam tonnes	87	90	-3	-3.33
Sales volume of heat	10,000 steam tonnes	4	4	0	0
6. Electromechanical equipment manufacturing
Output of electromechanical equipment
(1) hydraulic support	kilotonne	22	—	—	—
(2) road header	set	4	—	—	—
(3) chain/belt conveyor	kilotonne	11	—	—	—
(4) frequency converter and switchbox	set	1,617	—	—	—
Sales volume of electromechanical equipment
(1) hydraulic support	kilotonne	20	—	—	—
(2) road header	set	1	—	—	—
(3) chain/belt conveyor	kilotonne	6	—	—	—
(4) frequency converter and switchbox	set	1,465	—	—	—

Note:	There are considerable differences in above-mentioned production and sales volumes of related products in business of electric power, heat generation and electromechanical equipment manufacturing, mainly due to that relative products are sold externally after satisfying its internal operation requirements.

10      Yanzhou Coal Mining Company Limited  Interim Report 2016

CHAPTER 4 BOARD OF DIRECTORS’ REPORT – CONTINUED

II.	THE OPERATION OF BUSINESS SEGMENTS

1.	Coal business

1)	Coal Production

In the first half of 2016, the raw coal production of the Group was 31.59 million tonnes, representing a decrease of 3.34 million tonnes or 9.6% as compared with that of the first half of 2015. Salable coal production of the Group for the reporting period was 29.25 million tonnes, representing a decrease of 2.75 million tonnes or 8.6% as compared with that of the first half of 2015.

The following table sets out the coal production of the Group for the first half of 2016:

	For the six months ended 30 June 2016 (kilotonne)	For the six months ended 30 June 2015 (kilotonne)	Increase/ decrease (kilotonne)	Increase/ decrease (%)

I. Raw coal production	31,590	34,933	-3,343	-9.57
1. The Company	17,314	17,745	-431	-2.43
2. Shanxi Neng Hua	857	667	190	28.49
3. Heze Neng Hua	1,649	1,965	-316	-16.08
4. Ordos Neng Hua	751	1,816	-1,065	-58.65
5. Yancoal Australia	7,772	9,258	-1,486	-16.05
6. Yancoal International	3,247	3,482	-235	-6.75
II. Salable coal production	29,249	31,995	-2,746	-8.58
1. The Company	17,308	17,735	-427	-2.41
2. Shanxi Neng Hua	847	656	191	29.12
3. Heze Neng Hua	1,643	1,963	-320	-16.30
4. Ordos Neng Hua	751	1,813	-1,062	-58.58
5. Yancoal Australia	5,749	6,694	-945	-14.12
6. Yancoal International	2,951	3,134	-183	-5.84

Notes:	1.	Raw coal and salable coal production and sales of Shanxi Neng Hua increased as compared with that of the first half of 2015, mainly due to less production because of workface relocation and maintenance in the first half of 2015.
.	2.	Raw coal and salable coal production of Ordos Neng Hua decreased as compared with that of the first half of 2015 due to active maintenance and production reduction activities of coal mines belonging to Ordos Neng Hua in responses to the national policies of industrial production capacity reduction.

Yanzhou Coal Mining Company Limited  Interim Report 2016      11

CHAPTER 4 BOARD OF DIRECTORS’ REPORT – CONTINUED

2)	Coal prices and sales

In the first half of 2016, the average coal price of the Group decreased as compared with that of the first half of 2015. The average price of the Group’s self-produced coal increased within a narrow range QoQ due to the national policies of production capacity reduction and side reform of supply, etc..

The Group sold 32.56 million tonnes of coal in the first half of 2016, representing a decrease of 10.44 million tonnes or 24.3% as compared with that of the first half of 2015. The decrease of coal sales was mainly due to (1) the decrease in sales by 7.54 million tonnes of externally purchased coal as compared with that of the first half of 2015; (2)1.12 million tonnes and 1.97 million tonnes of sales decrease of Ordos Neng Hua and Yancoal Australia respectively as compared with that of the first half of 2015.

In the first half of 2016, the Group realized a sales income of RMB10.6190 billion for its coal business, representing a decrease of RMB5.8534 billion or 35.5% as compared with that of the first half of 2015.

The following table sets out the Group’s sales of coal for the first half of 2016:

	For the six months ended 30 June 2016				For the six months ended 30 June 2015
	Coal production (kilotonne)	Sales volume (kilotonne)	Sales price (RMB/tonne)	Sales income (RMB’000)	Coal production (kilotonne)	Sales volume (kilotonne)	Sales price (RMB/tonne)	Sales income (RMB’000)

1. The Company	17,308	16,524	335.24	5,539,694	17,735	16,317	358.57	5,850,700
No. 1 clean coal	75	58	463.48	26,849	66	112	517.56	57,832
No. 2 clean coal	5,450	5,152	421.60	2,172,072	4,119	3,521	475.45	1,674,029
No. 3 clean coal	1,278	1,206	366.74	442,438	2,091	2,136	414.58	885,630
Lump coal	1,169	1,109	385.05	427,138	1,065	1,112	419.75	466,863
Sub-total of clean coal	7,972	7,525	407.74	3,068,497	7,341	6,881	448.23	3,084,354
Screened raw coal	8,438	8,339	288.20	2,403,147	6,812	5,866	321.67	1,886,810
Mixed coal & Others	898	660	103.07	68,050	3,582	3,570	246.39	879,536
2. Shanxi Neng Hua	847	821	177.12	145,312	656	658	167.89	110,448
Screened raw coal	847	821	177.12	145,312	656	658	167.89	110,448
3. Heze Neng Hua	1,643	1,479	425.56	629,400	1,963	1,279	415.78	531,816
No. 2 clean coal	1,198	1,294	459.44	594,647	1,052	911	511.56	465,961
Mixed coal & Others	445	185	187.85	34,753	911	368	178.95	65,855
4. Ordos Neng Hua	751	773	220.41	170,413	1,813	1,893	187.06	354,138
Screened raw coal	751	773	220.41	170,413	1,813	1,893	187.06	354,138
5. Yancoal Australia	5,749	5,518	339.82	1,875,153	6,694	7,484	406.35	3,041,023
Semi-hard coking coal	272	261	481.89	125,686	478	535	510.42	273,010
Semi-soft coking coal	435	418	445.78	186,206	557	623	524.22	326,499
PCI coal	1,485	1,425	398.82	568,501	1,039	1,161	511.95	594,621
Thermal coal	3,557	3,414	291.37	994,760	4,620	5,165	357.61	1,846,893
6. Yancoal International	2,951	2,800	265.73	744,035	3,134	3,182	285.56	908,658
Thermal coal	2,951	2,800	265.73	744,035	3,134	3,182	285.56	908,658
7. Externally purchased coal	—	4,642	326.37	1,514,963	—	12,179	465.98	5,675,542
8. Total for the Group	29,249	32,557	326.17	10,618,970	31,995	42,992	383.15	16,472,325

12      Yanzhou Coal Mining Company Limited  Interim Report 2016

CHAPTER 4 BOARD OF DIRECTORS’ REPORT – CONTINUED

Factors affecting the change of the sales income of coal are analyzed in the following table:

	Impact of change in coal sales volume (RMB’000)	Impact of change in the sales price of coal (RMB’000)

The Company	74,499	-385,505
Shanxi Neng Hua	27,286	7,578
Heze Neng Hua	83,119	14,465
Ordos Neng Hua	-209,505	25,780
Yancoal Australia	-798,757	-367,113
Yancoal International	-109,099	-55,524
Externally purchased coal	-3,512,509	-648,070

The Group’s coal products are mainly sold in markets such as China, Japan, South Korea and Australia.

The following table sets out the Group’s sales in terms of geographical regions for the first half of 2016:

	For the six months ended		For the six months ended
	30 June 2016		30 June 2015
	Sales volume	Sales income	Sales volume	Sales income
	(Kilotonne)	(RMB’000)	(Kilotonne)	(RMB’000)

1. China	23,497	7,779,886	32,969	12,817,883
Eastern China	19,555	6,516,882	27,987	10,943,784
Northern China	1,951	603,822	2,117	638,594
Southern China	1,802	587,399	1,391	621,771
Other regions	189	71,783	1,474	613,734
2. Japan	1,321	472,028	1,157	521,222
3. South Korea	1,659	583,583	2,474	1,055,098
4. Australia	2,551	672,438	2,625	706,471
5. Others	3,529	1,111,035	3,767	1,371,651
6. Total for the Group	32,557	10,618,970	42,992	16,472,325

Most of the Group’s coal products are sold to the electricity, metallurgy, chemical industries etc.

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CHAPTER 4 BOARD OF DIRECTORS’ REPORT – CONTINUED

The following table sets out the Group’s sales volume and sales income of coal in terms of industries for the first half of 2016:

	For the six months ended		For the six months ended
	30 June 2016		30 June 2015
	Sales volume	Sales income	Sales volume	Sales income
	(Kilotonne)	(RMB’000)	(Kilotonne)	(RMB’000)

1. Electricity	10,739	3,033,546	15,005	5,793,385
2. Metallurgy	2,468	1,036,244	2,689	1,395,189
3. Chemical	3,368	1,416,364	3,705	1,653,691
4. Trades	14,818	4,820,715	18,029	6,675,824
5. Others	1,164	312,101	3,564	954,236
6. Total for the Group	32,557	10,618,970	42,992	16,472,325

3)	Cost of coal sales

The Group’s cost of coal sales in the first half of 2016 was RMB7.3458 billion, representing a decrease of RMB5.4095 billion, or 42.4% as compared with that of the first half of 2015. This was mainly due to RMB4.1496 billion decrease of the sales cost of externally purchased coal as compared with that of the first half of 2015.

The following table sets out the cost of coal sales in terms of business entities:

		Unit	For the six months ended 30 June 2016	For the six months ended 30 June 2015	Increase/ decrease	Percentage of increase/ decrease (%)

The Company	Total cost of sales	RMB’000	3,470,123	3,789,555	-319,432	-8.43
	Cost of sales per tonne	RMB	202.35	224.02	-21.67	-9.67
Shanxi Neng Hua	Total cost of sales	RMB’000	91,889	90,595	1,294	1.43
	Cost of sales per tonne	RMB	112.00	137.72	-25.72	-18.68
Heze Neng Hua	Total cost of sales	RMB’000	507,365	453,652	53,713	11.84
	Cost of sales per tonne	RMB	296.44	264.53	31.91	12.06
Ordos Neng Hua	Total cost of sales	RMB’000	106,539	279,348	-172,809	-61.86
	Cost of sales per tonne	RMB	137.79	147.56	-9.77	-6.62
Yancoal Australia	Total cost of sales	RMB’000	1,411,430	2,299,911	-888,481	-38.63
	Cost of sales per tonne	RMB	255.78	307.32	-51.54	-16.77
Yancoal International	Total cost of sales	RMB’000	643,577	645,988	-2,411	-0.37
	Cost of sales per tonne	RMB	224.09	203.01	21.08	10.38
Externally purchased coal	Total cost of sales	RMB’000	1,501,481	5,651,060	-4,149,579	-73.43
	Cost of sales per tonne	RMB	323.47	463.97	-140.50	-30.28

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2.	Railway transportation business

In the first half of 2016, the transportation volume of the Railway Assets was 4.87 million tonnes, representing a decrease of 2.66 million tonnes or 35.3% as compared with that of the first half of 2015, mainly due to the volume decrease of coal outward transportation. Income from railway transportation services of the Company (income from transported volume settled on the basis of off-mine prices and special purpose railway transportation fees borne by customers) was RMB100.1 million in the first half of 2016, representing a decrease of RMB56.369 million or 36.0% as compared with that of the first half of 2015. The cost of railway transportation services was RMB55.829 million, representing a decrease of RMB53.442 million or 48.9% as compared with that of the first half of 2015.

3.	Coal chemicals business

The following table sets out the summary of operation of the Group’s methanol business for the first half of 2016:

	Methanol production (Kiloton)			Methanol sold (Kiloton)
	For the six months ended 30 June 2016	For the six months ended 30 June 2015	Percentage of increase/ decrease (%)	For the six months ended 30 June 2016	For the six months ended 30 June 2015	Percentage of increase/ decrease (%)

1. Yulin Neng Hua	347	351	-1.14	342	357	-4.20
2. Ordos Neng Hua	454	483	-6.00	458	472	-2.97

	Sales income (RMB’000)			Cost of sales (RMB’000)
	For the six months ended 30 June 2016	For the six months ended 30 June 2015	Percentage of increase/ decrease (%)	For the six months ended 30 June 2016	For the six months ended 30 June 2015	Percentage of increase/ decrease (%)

1. Yulin Neng Hua	465,106	526,458	-11.65	363,071	396,424	-8.41
2. Ordos Neng Hua	605,334	691,919	-12.51	369,017	472,754	-21.94

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4.	Power generation business

The following table sets out the summary of operation of the Group’s power generation business for the first half of 2016:

	Power generation (10,000 kW/h)			Electricity sold (10,000 kW/h)
	For the six months ended 30 June 2016	For the six months ended 30 June 2015	Percentage of increase/ decrease (%)	For the six months ended 30 June 2016	For the six months ended 30 June 2015	Percentage of increase/ decrease (%)

1. Hua Ju Energy	45,616	48,796	-6.52	16,120	15,472	4.19
2. Yulin Neng Hua	14,391	13,160	9.35	1,383	594	132.83
3. Heze Neng Hua	75,111	63,031	19.17	69,438	58,547	18.60

	Sales income (RMB’000)			Cost of sales (RMB’000)
	For the six months ended 30 June 2016	For the six months ended 30 June 2015	Increase/ decrease (%)	For the six months ended 30 June 2016	For the six months ended 30 June 2015	Increase/ decrease (%)

1. Hua Ju Energy	64,281	76,425	-15.89	49,954	51,509	-3.02
2. Yulin Neng Hua	2,817	1,348	108.98	3,891	1,872	107.85
3. Heze Neng Hua	209,205	208,868	0.16	171,831	196,529	-12.57

5.	Heat business

Hua Ju Energy generated heat energy of 870 thousand steam tonnes and sold 40 thousand steam tonnes in the first half of 2016, realizing a sales income of RMB10.084 million, with a cost of sales of RMB4.29 million.

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6.	Electromechanical equipment business

The following table sets out the summary of operation of the Group’s electromechanical equipment business for the first half of 2016:

	Production Volume			Sales volume
	For the six months ended 30 June 2016	For the six months ended 30 June 2015	Percentage of increase/ decrease (%)	For the six months ended 30 June 2016	For the six months ended 30 June 2015	Percentage of increase/ decrease (%)

(1) hydraulic support (kilotonne)	22	—	—	20	—	—
(2) road header (unit)	4	—	—	1	—	—
(3) chain/belt conveyor (kilotonne)	11	—	—	6	—	—
(4) frequency converter and switchbox (unit)	1,617	—	—	1,465	—	—

	Sales income (RMB’000)			Cost of sales (RMB’000)
	For the six months ended 30 June 2016	For the six months ended 30 June 2015	Increase/ decrease (%)	For the six months ended 30 June 2016	For the six months ended 30 June 2015	Increase/ decrease (%)

(1) hydraulic support	372,162	—	—	292,557	—	—
(2) road header	3,019	—	—	2,566	—	—
(3) chain/belt conveyor	96,413	—	—	89,336	—	—
(4) frequency converter and switchbox	33,237	—	—	23,522	—	—

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III.	ANALYSIS OF MAIN BUSINESS

1.	Analysis of changes in brief Consolidated Income Statement items and brief Consolidated Statement of Cash Flow items

	For the six months ended 30 June 2016 (RMB’000)	For the six months ended 30 June 2015 (RMB’000)	Increase/ decrease (%)

Sales income	12,580,714	18,143,958	-30.66
Cost of sales	8,771,677	13,987,677	-37.29
Cost of coal transportation	877,151	934,150	-6.10
Selling, general and administrative expenses	3,083,733	2,844,697	8.40
Investment losses from Joint Ventures	28,239	77,646	-63.63
Interest expenses	1,132,759	1,502,540	-31.00
Income tax	72,466	242,546	-70.12
Net cash outflow from operating activities	77,417	2,042,466	-96.21
Net cash outflow from investing activities	5,056,410	3,764,468	34.32
Net cash (outflow)/inflow from financing activities	-146,446	5,878,886	-102.49
R&D Expenditure	30,557	19,418	57.36

(1)	Analysis of changes in brief Consolidated Income Statement items

Sales income: the Group’s sales income in the first half of 2016 was decreased by 30.7% as compared with that of the first half of 2015. This was mainly due to the fact that: (1) the decrease of sales volume and sales price of self-produced coal resulted in a decrease of sales income by RMB932.5 million and RMB760.3 million, respectively, compared with that of the first half of 2015; (2) the sales income was decreased by RMB4.1606 billion as compared with that of the first half of 2015; (3) the newly increased sales income of RMB504.8 million of electromechanical equipment manufacturing business was included compared with that of the first half of 2015.

Cost of sales: the Group’s cost of sales in the first half of 2016 was decreased by 37.3% as compared with that of the first half of 2015. This was mainly due to: (1) the sales cost of self-produced coal was decreased by RMB1.2599 billion compared with that of the first half of 2015; (2) the sales cost of self-produced coal was decreased by RMB4.1496 billion compared with that of the first half of 2015; (3) the newly increased sales cost of RMB408 million of electromechanical equipment manufacturing business was included compared with that of the first half of 2015.

Joint Venture investment loss: the Group’s Joint Venture investment loss in the first half of 2016 was decreased by 63.6% as compared with that of the first half of 2015. This was mainly due to the fact that the investment losses of Yancoal Australia was decreased by RMB43.633 million as compared with that of the first half of 2015.

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Income tax: the Group’s income tax in the first half of 2016 was decreased by 70.1% as compared with that of the first half of 2015. This was mainly due to the fact that: (1) income tax of Yancoal Australia was decreased by RMB207.5 million as compared with that of the first half of 2015; (2) the newly increased income tax of RMB31.082 million of Donghua Heavy Industry was included as compared with the first half of 2015.

R&D expenditure: the Group’s R&D expenditure in the first half of 2016 was increased by 57.4% as compared with that of the first half of 2015. This was mainly due to the fact that the newly increased R&D expenditure of RMB7.824 million of Donghua Heavy Industry.

(2)	Analysis of changes in brief Consolidated Statement of Cash Flow items

Net cash flow from operating activities: in the first half of 2016, net cash outflow from operating activities of the Group was decreased by 96.2% as compared with that of the first half of 2015, which was mainly due to: (1) movement of prepaid notes payable and fund resulted in a decrease of cash outflow by RMB1.8426 billion as compared with that of the first half of 2015; (2) the decrease of income tax resulted in a decrease of cash outflow by RMB186.2 million as compared with that of the first half of 2015.

Net cash flow from investing activities: in the first half of 2016, net cash outflow from investing activities of the Group was increased by 34.3% as compared with that of the first half of 2015, which was mainly due to: (1) during the reporting period, the increase of net cash payment for external investment by RMB1.8734 billion as compared with that of the first half of 2015; (2) during the reporting period, cash received from investment income increased by RMB205.1 million as compared with that of the first half of 2015.

Net cash flow from financing activities: in the first half of 2016, net cash flow from financing activities of the Group was decreased by 102.5% as compared with that of the first half of 2015, which was mainly due to the fact that: (1) during the reporting period, cash expenditure for debt repayment increased by RMB8.6257 billion as compared with that of the first half of 2015; (2) cash received from issuance of bonds increased by RMB3.4973 billion as compared with that of the first half of 2015.

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2.	Others

1)	Specifications for significant changes in components or sources of the Group’s profits

In the first half of 2016, affected by the weak global economic recovery and China’s economic structure adjustment, the product sales volume of the Group’s main business such as coal and methanol was decreased, and profits of the main business was decreased as well compared to the first half of 2015. Facing complicated and grim economic situation, the Group adhered the “two-wheel driven” strategy of industrial operations and capital operations, accelerating the financial industry layout and improving profitability level of industries and finance. Through a series of capital operations including equity investment in China Zheshang Bank Co., Ltd. (“Zheshang Bank”), investment in Haichang Industry Co., Ltd. of Dongguan City (“Haichang Industry”) and establishment of funds and insurances, etc., the Group realized investment returns of RMB385.1 million in the first half of 2016, representing an increase of RMB188.4 million or 95.7% as compared with that of the first half of 2015.

2)	Implementation status of the Group’s operating scheme

In the first half of 2016, the Group sold 32.56 million tonnes coal, of which 27.92 million tonnes of self-produced coal was sold, accounting for 40.9% of the planned coal sales volume for the year 2016. This was mainly attribute to that the Group has taken the initiative to reduce sales of low energy efficiency and low quality coal to respond to the side reform of supply by the Chinese government. The Group sold 800 thousand tonnes methanol, which accounts for 53.3% of the planned methanol sales volume for the year 2016.

3)	Capital Sources and Use

In the first half of 2016, the Group’s principal source of capital was the cash flow from operations, issuance of the various types of bonds and bank loans. The Group has utilized its capital mainly for operating business expenses, purchase of property, machinery and equipment, repayment of bank loans bonds and interests.

The Group’s capital expenditure for the purchase of property, machinery and equipment for the first half of 2016 was RMB2.4673 billion, representing an increase of RMB142 million or 6.1% as compared with RMB2.3253 billion in the first half of 2015.

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IV.	OPERATIONAL ANALYSIS BY INDUSTRIES, PRODUCTS OR REGIONS

1.	Main business by industries

	Sales income (RMB’000)	Sales cost (RMB’000)	Gross profit (%)	Increase/ decrease in sales income as compared with the same period of 2015 (%)	Increase/ decrease in sales cost as compared with the same period of 2015 (%)	Increase/ decrease in gross profit ratio as compared with the same period of 2015 (percentage point)

1. Coal business	10,618,970	7,345,812	30.82	-35.53	-42.41	8.25
2. Railway transportation business	100,086	55,829	44.22	-36.03	-48.91	14.06
3. Coal chemicals business	1,070,440	732,088	31.61	-12.14	-15.77	2.95
4. Electric power business	276,303	225,677	18.32	-3.61	-9.70	5.51
5. Heat business	10,084	4,290	57.46	-0.75	6.00	-2.71
6. Electromechanical equipment business	504,831	407,981	19.18	—	—	—

2.	Main business by products

	Sales income (RMB’000)	Sales cost (RMB’000)	Gross profit (%)	Increase/ decrease in sales income as compared with the same period of 2015 (%)	Increase/ decrease in sales cost as compared with the same period of 2015 (%)	Increase/ decrease in gross profit ratio as compared with the same period of 2015 (percentage point)

1. Coal	10,618,970	7,345,812	30.82	-35.53	-42.41	8.25
2. Railway transportation	100,086	55,829	44.22	-36.03	-48.91	14.06
3. Coal chemicals	1,070,440	732,088	31.61	-12.14	-15.77	2.95
4. Electric power	276,303	225,677	18.32	-3.61	-9.70	5.51
5. Heat	10,084	4,290	57.46	-0.75	6.00	-2.71
6. Electromechanical equipment	504,831	407,981	19.18	—	—	—

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3.	Main business by regions

		Increase/
		decrease in
		sales income
		as compared
		with that of the
	Sales income (RMB’000)	first half of 2015 (%)

Domestic	9,741,631	-32.77
Overseas	2,839,083	-22.31

Total	12,580,714	-30.66

V.	ASSETS AND LIABILITIES

1.	Analysis of changes in the brief consolidated assets and liabilities items

	As at 30 June 2016		As at 31 December 2015
	RMB’000	Percentage to total assets (%)	RMB’000	Percentage to total assets (%)	Increase/ decrease (%)

Bank guarantee	1,755,548	1.23	2,995,066	2.10	-41.39
Restricted cash	1,121,301	0.79	407,711	0.29	175.02
Assets held for sale	—	—	7,740,520	5.43	-100.00
Security investment	2,406,421	1.69	944,410	0.66	154.81
Investment in associated enterprises	4,944,020	3.47	3,263,764	2.29	51.48
Long-term receivables	6,873,060	4.83	247,339	0.17	2,678.80
Liabilities held for sale	—	—	1,520,831	1.07	-100.00
Non-controlling interests-perpetual capital security	—	—	1,854,837	1.30	-100.00
Non-controlling interests-other	5,820,405	4.09	1,912,131	1.34	204.39

Bank guarantee

As at the end of the reporting period, the bank guarantee reduced by 41.4% as compared with that of the beginning of this year. This was mainly due to the change of fixed deposit for the reporting period.

Restricted cash

As at the end of this reporting period, the restricted cash increased by 175.0% as compared with that of the beginning of this year. This was mainly due to the facts that: (a) the guarantee fund of RMB916.1 million for environmental control and management refunded by the government is changed from “long-term receivables” to “restricted fund” in accounting calculation; (b) the guarantee fund for bank loan reduced by RMB202.5 million.

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Assets held for sale

As at the end of this reporting period, the assets held for sale reduced by 100.0% as compared with that of the beginning of this year. This was mainly due to the fact that Yancoal Australia sold “assets held for sale” to Watagan Mining Company Pty. Ltd (“Watagan Company”) in respect of implementation of asset securitization during this reporting period.

Security investment

As at the end of this reporting period, the security investment increased by 154.8% as compared with that of the beginning of this year. This was mainly due to the facts that: (a) the Group contributed HKD1.9316 billion in purchasing shares of Zheshang Bank during this reporting period; (b) the Group invested RMB663.2 million in NCFS Ruixin No.1 Asset Management Scheme during the reporting period; (c) during the reporting period, the Company appointed a board director in Qilu Bank Co., Ltd. (“Qilu Bank”), which constitutes a significant impact to Qilu Bank. As a result, the investment in Qilu Bank was changed from “security investment” to “investment in associated enterprises” in accounting calculation, which contributing a decrease of RMB797.7 million in “security investment”.

Investment in associated enterprises

As at the end of this reporting period, the investment in associated enterprises increased by 51.5% as compared with that of the beginning of this year. This was mainly due to the fact that: (a) during this reporting period, the Company invested RMB550 million in purchasing equity shares of Haichang Industry; (b) during this reporting period, the share investment in Qilu Bank was changed from “security investment” to “investment in associated enterprises” in accounting calculation, which contributing an increase of RMB892.6 million in “investment in associated enterprises”.

Long-term accounts receivable

As at the end of this reporting period, the long-term accounts receivable increased by 2,678.8% as compared with that of the beginning of this year. This was mainly due to the fact that Yancoal Australia implemented assets securitization and sold the assets and liabilities held for sale to Watagan Company during the reporting period, which contributing an increase in the long-term accounts receivable.

Liabilities held for sale

As at the end of this reporting period, the liabilities held for sale reduced by 100% as compared with that of the beginning of the year. This was mainly due to the fact that Yancoal Australia implemented the asset securitization and sold the “liabilities for sale” to Watagan Company.

Perpetual capital securities of non-controlling interests

As at the end of this reporting period, the perpetual capital securities of non-controlling interests reduced by 100.0% as compared with that of the beginning of the year. This was mainly due to the fact that the Group redeemed USD300 million perpetual capital securities during the reporting period.

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Other non-controlling interests

As at the end of the reporting period, other non-controlling interests increased by 204.4% as compared with that of the beginning of the year. This was mainly due to the fact that during the reporting period, Duanxin Beijing and Shenzhen NCFS Assets Management Co., Ltd. invested and established a partnership enterprise, which increased RMB4 billion to non-controlling interests.

2.	Other information

(1)	Debt to equity ratio

As at 30 June 2016, the equity attributable to the equity holders of the Company and interest-bearing debt amounted to RMB36.3001 billion and RMB68.9774 billion respectively, representing a debt to equity ratio of 190.0%. For detailed information on interest-bearing debt, please refer to Note 21 of the financial statements prepared under IFRS or the Note VII 31, 42-46 of the financial statements prepared under CASs.

(2)	Contingent liabilities

For details of the contingent liabilities, please see Note 33 of the financial statements prepared under IFRS.

(3)	Pledge of assets

For details of pledge of assets, please see Note 16-17of the financial statements prepared under IFRS or the Note VII 20, 73 of the financial statements prepared under CASs.

VI.	ANALYSIS OF CORE COMPETITIVENESS

In the first half of 2016, actively complying with situations of macro economic structure adjustments, environmental policy tightening and coal production capacity reduction, the Group positively promoted “Volume Reduction and Quality Increasing” in coal production, increased production of beneficial mines and products, realizing the transformation of coal production from “Benefit Improvement through Quantity Increasing” to “Benefit Improvement through Quality Increasing”. Benefit supporting advantages were maintained due to the continuous improvement of marketing abilities through scientific market positioning, product structure optimization, marketing layout expansion and flexible sales strategies. The synergy value of industrial chain was activated through synergy operating of regional coal industry and coal chemical industry. The steady and healthy operation of the Group was strongly supported by the gradually realized performance of financial services to entities and synergistic benefiting through further implementation of the strategy of “Integration of Finance and Industries, Two-Wheel Driven”. The Group continued to focus on “Three Reductions and Three Enhancements” to strengthen the resource sharing configuration, further improving the operating cost controls and the factor resources efficiency. The Group speeded up the exploration of research, development and comprehensive applications of coal clean utilization technologies, and comprehensively started the “Blue Sky Project”; Through active implementation of scientific and technological innovation and major technical breakthroughs, a series of new equipments and new technologies were successfully developed. Under running low conditions of coal industry, the Group continued to maintain a good profitable situation, and the core competitiveness of the Group was continuously enhanced.

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VII.	ANALYSIS OF INVESTMENT

1.	Overall analysis of the external equity investment during the reporting period

(The financial data listed in this section were calculated according to CASs)

In the first half of 2016, the external equity investment of the Company was RMB1.5524 billion in total, representing an increase of RMB504.9 million or 49.2% as compared with the same period last year. The relevant information of external equity investment projects invested is set out as follows:

No.	Projects of external equity investment	Total investment amount of projects (RMB100 million)	Company’s investment amount (RMB100 million)	Name of the invested company	Main business	The Company’s equity interest in the invested company (%)
1	Investment contribution to Haichang Industry	5.500	5.500	Haichang Industry Co., Ltd. of Dongguan City	Port service	20.89

2	Increase investment to Duanxin Beijing	25.000	10.000	Duanxin Investment Holding (Beijing) Co., Ltd.	Project investment, investment management, etc.	100.00

3	Acquisition of 47.62% equity interest in Zhongyan Trading Co., Ltd. of Qingdao Bonded Area (“Qingdao Zhongyan”)	0.024	0.024	Zhongyan Trading Co., Ltd. of Qingdao Bonded Area	International trade, transit trade	100.00

Total		30.524	15.524	—	—	—

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(1)	Equity interests in other listed companies held by the Company as at the end of the reporting period

								RMB’000
Stock code	Stock abbreviation	Cost of initial investment	at 1 January 2016 (%)	Equity held at 30 June 2016 (%)	Equity held at 30 June 2016	Book value the reporting period	Gains or losses during the reporting period	Changes in shareholders’ equity during Accounting items

601008	Lianyungang	1,760	0.0089	0.0089	428	0	-137	Available-for-sale financial assets
02016	Zheshang Bank	1,665,140	0	2.72	1,605,754	63,440	18,901	Available-for-sale financial assets

Total		1,666,900	—	—	1,606,182	63,440	18,764	—

Note:	The above mentioned “Gains or losses during the reporting period” refers to the effect of the related investment on the net profits in the consolidated statement of the Group during the reporting period.

Source of Lianyungang shares: subscription of shares as a founder upon establishment of the company and shares dividend in 2007 and 2011. In 2015, the Company reduced its stocks of 1,703,699 shares in Lianyungang in batches.

Source of Zheshang Bank shares: In the first half of 2016, the Group subscribed 400 million H shares of Zheshang Bank which was initial public offered in the Hong Kong Exchange and acquired its 88 million H shares by the way of block trade.

(2)	Equity interests in non-listed financial corporations held by the Company as at the end of the reporting period

							Unit: RMB’000
						Changes in
					Gains or losses	shareholders’
	Amount of	Equity held	Equity held	Book value	during the	equity during
	initial	at 1 Jan.	at 30 June	at 30 June	reporting	the reporting		Source
Corporations	investment	2016 (%)	2016 (%)	2016	period	period	Accounting items	of shares

Yankuang Group Finance Company Limited	250,000	25.00	25.00	377,151	19,740	19,740	Long-term equity investment	Investment to set up
Shandong Zoucheng Jianxin Rural Bank Co., Ltd.	9,000	9.00	9.00	9,566	566	566	Available-for-sale asset	Investment to set up
Qilu Bank Co., Ltd.	782,948	8.67	8.67	892,599	148,381	128,117	Long-term equity investment	Share purchase
Shanghai CIFCO Futures Co., Ltd.	264,560	33.33	33.33	284,547	12,635	12,635	Long-term equity investment	Share purchase

Total	1,306,508	—	—	1,563,863	181,322	161,058	—	—

Note:	The above mentioned “Gains or losses during the reporting period” refers to the effect of the related investment on the net profits in the consolidated statement of the Group during the reporting period.

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2.	Entrusted wealth management in nonfinancial corporations and investment in derivatives

(1)	Entrusted wealth management

									Unit: RMB
Trustee	Product type of entrusted wealth management	Amount	Valid from	Maturity date	Yield determination	Amount of actual principal taken back	Actual income	Either passed legal procedure or not	Connected/ related transactions or not	Lawsuit involved or not

Jining branch of Guangdong Development Bank	Principal and income guaranteed	1,500,000,000	5 Feb 2016	9 March 2016	3.40%	1,500,000,000	4,610,958.90	Yes	No	No
Jinan Yanshan sub-branch of Qilu Bank Co., Ltd.	Principal and income guaranteed	2,000,000,000	5 Feb 2016	7 March 2016	3.71%	2,000,000,000	6,389,444.44	Yes	No	No
Zoucheng Jining sub-branch of Bank of Communications	Principal and income guaranteed	1,500,000,000	6 Feb 2016	7 March 2016	3.90%	1,500,000,000	4,808,219.18	Yes	No	No

Total	—	5,000,000,000	—	—	—	5,000,000,000	15,808,622.52	—	—	—

Amount of principal and income unrecovered but overdue(RMB)	0

Explanations on entrusted wealth management

The above-mentioned entrusted wealth management businesses are not connected/related transactions with principal all from self-owned fund and the Company has not made provision for impairment loss of asset for these. As at the disclosure date of this report, the Company has taken back all principal and income occurring in the reporting period.

For details, please refer to the announcements in relation to the purchase of wealth management product dated 5 February 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

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(2)	Entrusted loan

Borrower	Amount of loan (RMB100 million)	Term of loan (year)	Interest rate	Purpose	Collateral or guarantor	Overdue (yes/no)	Connected/ related transaction (yes/no)	Extend the period (yes/no)	Lawsuit involved or not	Fund source and state whether it is raised fund or not	Connected/ related relationship	Interest income during the reporting period (RMB’000)

Yanzhou Coal Yulin Nenghua Co., Ltd.	2.5	8	4.90%	Methanol project construction	No	No	No	Yes	No	No	Wholly-owned subsidiary	9,864

Shanxi Tianhao Chemicals Co., Ltd.	1.9	5	4.90%	Methanol project construction	No	Yes	No	No	No	No	Controlled subsidiary	No

Yanmei Heze Neng Hua Co., Ltd.	8.9	5	4.90%	Construction of Zhaolou coal mine power plant	No	No	No	Yes	No	No	Controlled subsidiary	21,605

Yanzhou Coal Ordos Neng Hua Co., Ltd.	28	5	4.75%	Acquisition of Wenyu coal mine	No	No	No	No	No	No	Wholly-owned subsidiary	67,608

Yanzhou Coal Ordos Neng Hua Co., Ltd.	19	5	4.75%	Methanol project construction	No	No	No	No	No	No	Wholly-owned subsidiary	45,877

Yanzhou Coal Ordos Neng Hua Co., Ltd.	18.82	5	4.75%	Consideration of Zhuanlongwan mining right	No	No	No	No	No	No	Wholly-owned subsidiary	45,442

Yanzhou Coal Ordos Neng Hua Co., Ltd.	6.3	3	4.75%	Acquisition of equity interests in Xintai Company	No	No	No	No	No	No	Wholly-owned subsidiary	15,212

Note:	As considered and approved at the twentieth meeting of the fourth session of the Board held on 25 March 2011 and at the eighth meeting of the fifth session of the Board held on 23 March 2012, the Company accrued a total amount of impairment asset provision for the RMB190 million entrusted loan provided to Tianhao Chemicals.

(3)	Other investment & financing and derivative products investment

						Unit: RMB’000

	Investment amount	Investment	Product	Futures investment quotation	Spot investment	Investment profit	Involved in lawsuit
Investment type	(lot)	period	type	profit/loss	profit/loss	/loss	or not

Commodity futures	230	Jan 2016-June 2016	Thermal coal 1609	-267	460	193	No
Commodity futures	1,500	Jan 2016-June 2016	Thread 1610	-1173	1870	697	No
Commodity futures	228	Jan 2016-June 2016	Coking coal 1609	-125	140	15	No
Commodity futures	3,500	Jan 2016-June 2016	Methanol 1609	-565	1300	735	No

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Explanation on other investment & financing and derivative products investment

1.	The abovementioned “investment profit/loss” refers to the total profit/loss of futures investment profit/loss and spot investment profit/loss after the hedging business carried out by the Company.

2.	As at 30 June 2016, the abovementioned commodity futures contracts have closed position by the Company.

For details of the derivative products investment by the Group during the reporting period, please see Note 26 of the financial statements prepared under the IFRS or Note XI of the financial statements prepared under CASs.

3.	Use of fund raised

For details of other bonds the Group issued in domestic market during the reporting period, please refer to “Chapter 8 CORPORATE BONDS”.

4.	Analysis of major subsidiaries and associated companies

During the reporting period, details of subsidiaries and associated companies which brought greater effects on the Group’s net profit attributable to shareholders of the Company are as follows:

Name of company	Nature of business	Main products or services	Net profit for the first half of 2016 (RMB’000)

I. Controlled subsidiaries
Heze Neng Hua	Energy	Coal	103,175
Ordos Neng Hua	Energy chemical	Coal, methanol	122,388
Yancoal Australia	Energy	Coal	-871,621
Yulin Neng Hua	Energy chemical	Methanol	41,183
Hua Ju Energy	Electric power	Electric power, heating power	47,928
Zhongyin Financial Leasing	Financial leasing	Lease and financing lease	94,049

II. Associated companies
Huadian Zouxian Power Generation Co., Ltd.	Electric power	Electric power, heating power	327,088
Shaanxi Future Energy Chemical Co., Ltd.	Energy chemical	Coal, coal-to-liquid	277,863
Qilu Bank	Finance	Financial services for commercial bank	818,016

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CHAPTER 4 BOARD OF DIRECTORS’ REPORT – CONTINUED

II.	PROFIT DISTRIBUTION OR CAPITAL RESERVES TRANSFERRED TO SHARE CAPITAL

(I)	IMPLEMENTATION OF CASH DIVIDEND PLAN DURING THE REPORTING PERIOD

The 2015 annual general meeting of the Company held on 3 June 2016 approved the Company’s dividend distribution plan, which allowed the Company to distribute 2015 cash dividends of RMB49.12 million (tax inclusive) to the Shareholders, i.e., RMB0.01 per share (tax inclusive). As at the disclosure date of this report, the final cash dividends for the year 2015 have been distributed to the Shareholders.

(II)	INTERIM PROFIT DISTRIBUTION FOR THE FIRST HALF OF 2016

The Company will not distribute any interim dividend, nor will the Company increase its capital from capital reserve in the first half of 2016.

III.	STATEMENTS ON THE WARNINGS AND REASONS FOR THE EXPECTED ACCUMULATED NET INCOME MAY BE NEGATIVE FROM THE BEGINNING OF 2016 TILL THE END OF THE NEXT REPORTING PERIOD OR THERE MIGHT BE SIGNIFICANT CHANGES TO ACCUMULATED NET PROFIT AS COMPARED WITH THE SAME PERIOD OF LAST YEAR

Not Applicable.

IV.	EXPLANATION ON “NON-STANDARD AUDITOR’S REPORTS” OF CERTIFIED PUBLIC ACCOUNTANTS BY THE BOARD AND THE SUPERVISORY COMMITTEE

Not Applicable.

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V.	CAPITAL EXPENDITURE PLAN

The capital expenditure for the first half of 2016 and the capital expenditure plan for the second half of the Group are set out in the following table:

	The first half of 2016 (RMB’0000)	The second half of 2016 (Estimated) (RMB’0000)	2016 (RMB’0000)
			Present	Previous
			estimate	estimate

The Company	58,928	120,879	179,807	99,847
Shanxi Neng Hua	3,737	13,113	16,850	12,970
Yulin Neng Hua	156	4,530	4,686	4,686
Heze Neng Hua	30,120	64,844	94,964	91,362
Hua Ju Energy	115	8,831	8,946	8,946
Ordos Neng Hua	26,591	242,869	269,460	269,460
Haosheng Company	31,350	60,768	92,118	92,118
Yancoal Australia	84,661	74,139	158,800	158,800
Yancoal International	5,410	30,817	36,227	35,550
Donghua Heavy Industry	5,665	70,743	76,408	75,303
Zhongyin Financial Leasing	0	260	260	600
Shandong Duanxin Supply Chain Management Co., Ltd.	0	1,070	1,070	0

Total	246,733	692,863	939,596	849,642

Currently, the Group possesses sufficient cash and enough financing channels, which are expected to meet the operation and development requirements.

VI.	OUTLOOK

(I)	OPERATING STRATEGIES FOR THE SECOND HALF OF 2016

In the second half of 2016, benefiting from the uninterrupted implementation of side reform of the supply policy formulated by Chinese government, decrease in the supply of coal from the world’s other major coal producers and stable coal demand from Asia-Pacific countries such as India, it is anticipated that the global coal market will maintain the stable recovery from the bottom.

The Group will closely monitor the market trends, formulate schemes in advance and implement more flexible and efficient operation strategies to ensure smooth achievement of operation target for the year of 2016.

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For the second half of 2016, the Group will primarily focus on the implementation of the following operating measures:

For coal production and operation. Firstly, the Group will implement production strategy of decrease in coal production along with achievement in efficiency enhancement. Regarding the coal production decrease policy of Chinese government as an opportunity to improve the comprehensive utilization efficiency, the Group will decrease the coal volume production of mines with high cost but low quality of coal, and increase coal production of well-performed mines with the coal products of good quality and high price. Secondly, the Group will continue to expand market for the coal we produce, namely: focused on the existing stable market, the Group will keep accelerating coal from Shaanxi and Inner Mongolia to East China market, coal from headquarters to Central China and coal from Yancoal Australia to South China to ensure our salable coal resources concentrate in regions where the price is high. Thirdly, the Group will optimize products structure to improve profitability. The Group will intensify coal sales of clean coal and lump coal with high price, enlarge blended coal and customized products to uplift the comprehensive coal price. The Group will exploit the advantages of our various markets in East China, Shaanxi and Inner Mongolia and Australia to the full play, subtly monitor regional price fluctuation, flexibly adjust sales price and make great effort to achieve maximum achievement.

For industrial synergy. In the second half of 2016, the Group will enhance the synergic operation of related business, including coal, chemicals, electric power, equipment manufacturing, etc. to improve the value creation capability of industrial value chains. Firstly, the Group will strengthen synergic operation of methanol and coal in Shaanxi and Inner Mongolia base and enhance profitability of methanol industry to make profit concentrate in advantageous industries. Secondly, the Group will reinforce integration of equipment manufacturing industry and financial leasing business, rely on finance and lease to expand product’s sales market, enhance and enlarge business scale of finance and lease by means of equipment manufacturing ability improvement and cultivate new industrial competitive advantages. Thirdly, the Group will implement optimization of power supply and consumption, study for the coal clean and efficient combustion technologies to ensure maximum profit achievement of power business. At last, the Group will promote resources distribution efficiency through specialized management of business-type resources in various industries, platform sharing of managerial resources and marketarization operation of service-oriented resource market.

For operation cost control. Firstly, the Group will carry out comprehensive economic benefit assessment to existing industries and take responding measures: enlarge advantages of enterprises with continuous profitability; dig potentials of businesses with profit-increase ability to continuously improve assets quality. Secondly, the Group will continue to deepen “Three Reductions and Three Enhancements”, focus on “3 key links” in purchase, production and sales, formulate and take rigorous and systematic cost control measures, carry out unified storage and distribution on materials and equipment in a comprehensive way, fully vitalize remnant assets and further dig space for cost reduction and efficiency enhancement. Thirdly, the Group will stringently control various capital plans, orderly release input within budget, enhance input process management in a strict manner, rigorously control expenditure out of budget and enhance cost input service efficiency. Fourthly, the Group will utilize finance sharing platform, enhance internal control and decrease operation cost to speed up capital collection and distribution.

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For industrial layout adjustment. On the basis of entity industry, the Group will continue to accelerate the industry expansion to financial investment and logistics trade and establish the new strategic industrial layout with the support of “entity industry, financial investment, logistics trade” and industry & finance synergy. Regarding to the finance industry, it will be stably developed in accordance with the thought of investment and financing integration. Firstly, the Group will intensify all kinds of financing channels, financing mode study and application to provide substantial fund guarantees for entity industry. Secondly, the Group will discuss multiple operational forms including the establishment of industrial merger & acquisition fund with the cooperation of government, positively seek for new industry and equity merger and acquisition opportunities to promote the entity industry extension to up-down stream. Thirdly, the Group will strengthen the development and integration of current finance industry, implement steady financial investment strategy to improve the profitability of finance industry. Regarding to the logistics trade, it will be scaled up pursuant to the risk-controlled principle. Firstly, the Group will focus on both business expansion and team construction and cultivate a quantity of professional teams different from the main products of current logistics trade team to realize professional operation. Secondly, the Group will take advantage of the corporate brand, fund, goodwill, etc., to explore to build the integration platform for logistics trade resources and promote the upgrading and transformation of logistics trade business to trade & financing synergy and innovation & appreciation. Thirdly, the Group will set up strict risk management and control mechanism for logistics trade, promote the institutionalization, standardization and normalization management on trade work to avoid trade risks to the greatest extent.

(II)	MAJOR RISKS FACED BY THE COMPANY, IMPACT AND MEASURES

Risks arising from macro-economy

The world economy is still weak in recovery and structural contradiction of domestic market is prominent. Thus the macro-economy’s continuous downturn pressure remains high. The coal market presents recovery as a result of coal production capacity reduction policy formulated by state government. However, the foundation is still unstable, fluctuation risk still exists.

Counter measures: The Group grasps state policy orientation, optimizes and adjusts structures in regions, industries, products and investment to promote transformation from high-carbon industry to low-carbon industry, from traditional industry to new type of traditional industry, to emerging industry with high efficiency and thus adapts new normal in development. The Group sticks to the “Two Engines” strategy and strengthens coordinated development of entity, finance and trade industry, promotes the company to achieve transformation to innovation-driven, quality and profitability and connotative development to unleash innovation and profitability vigor in a maximum way. The Group lays emphasis on taking advantage of the two markets at home and abroad and pluralistic industry and products to enhance mastery and initiative of responding to market fluctuation

Risks arising from safety production

Although the entire management level of safety production is above the industry average, coal mining, coal chemical and power generation, the three main business sectors of the Company are of high hazardous nature and of complex uncertainties caused by production environment, natural disaster, etc.. Safety production is significant to the sustainable and stable development of the Company.

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CHAPTER 4 BOARD OF DIRECTORS’ REPORT – CONTINUED

Counter measures: The Group stringently enhances implementation of safety responsibility at all levels, intensifies regulation execution process assessment and supervision on key positions. Strengthens technical management and input in safety to promote systematic safety assurance level. The Group reinforces construction of safety supervision team, devotes great effort to safety supervision inspection and executes safety responsibility accountability system in a strict way; increases comprehensive management and pre-control in key areas and significant hidden dangers, prevents occurrence of significant safety accidents to ensure safety production of the company.

Risks arising from trade business

In recent years, the Group’s trade volume has continuously presented substantial growth. Affected by the market demand change and price fluctuation, trade profitability is relatively low. Moreover, with the unceasing development of diversified trade projects of the Company, business staff are not familiar with the new trade mode and incompetent to catch up with the fast pace of trade work.

Counter measures: The Group focuses on both social recruitment and self training and expedites the construction and cultivation for professional team in terms of trade business, legal affairs and risk control to improve specialized operation capability. The Group reinforces the risk management and control on procedures of trade service, contract, fund approval, etc., formulates unified standard for trade contracts and promotes the institutionalization, standardization and normalization management on trade work to avoid trade risks to the greatest extent.

Risks arising from accounts receivable

In recent years, the accounts receivable of the Company keep increasing tendency. The decelerated macro economic growth and declined operating performance of some customers results in the ability to repay debts decreased and turnover time prolonged, which increases the difficulty in the collection of accounts receivable.

Counter measures: The Group strictly examines and approves the credit line and term of customers, ensure the matching guarantee or pledge provided by credit-granting customers to control the accounts receivable effectively and cut down occupying funds. The Group pays more attention to clearing up the debts repayment of accounts receivable and strictly put the responsibility investigation into practice. The Group strengthens the prevention and control to risk sources and improves dynamic supervisory mechanism to reduce the risk of accounts receivable effectively.

Risks arising from project implementation

The construction projects of the Group cover wide areas with a great investment amount. Several projects have more difficulties in obtaining approval. We face the risk in approval and long construction cycle.

Counter measures: The Group sets up a work team regarding projects procedure, formulates time schedule for procedures of these construction projects and accelerates progress of procedures to ensure smooth construction of these projects. The Group strictly carries out three controls, namely: investment control, time schedule control and quality control, implements responsibility appraisal of main construction player and main operator in a stringent manner to ensure the commercial production on schedule and the achievement in the anticipated income of the projects.

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VII.	OTHER DISCLOSURES

(I).	CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES OR AMENDMENTS TO SIGNIFICANT ACCOUNTING ERRORS

During the reporting period, there were no changes in accounting policies, accounting estimates or amendments to significant accounting errors of the Group.

(II)	THE IMPACT OF EXCHANGE RATE FLUCTUATION

The impacts of exchange rate fluctuations on the Group were mainly reflected in:

1.	the overseas sales income as the overseas product sales of the Group are denominated in USD and AUD;

2.	the exchange gains and losses of the foreign currency deposits and borrowings;

3.	the cost of imported equipment and accessories of the Group.

Affected by the changes in foreign exchange rates, the Group had the exchange loss of RMB222.5 million during the reporting period. For details of the exchange gain or loss, please see Note 9 of the financial statement prepared under IFRS.

To manage foreign currency risks arising from the expected revenue, Yancoal Australian has entered into foreign exchange hedging contracts with a bank. For details of the foreign exchange hedging contracts, please see Note 26 of the financial statements prepared under IFRS.

To hedge the exchange losses of USD loan arising from the fluctuation of foreign exchange, Yancoal Australia and Yancoal International took measures of foreign exchange hedging to such debt on the accounting basis and effectively mitigated the impact on the current profits and losses.

Save as disclosed above, the Group did not take foreign exchange hedging measures on other foreign currencies and did not plan to further hedge the exchange rate between RMB and foreign currencies.

(III)	TAXATION

During this reporting period, save Anyuan Coal Mine of Yanzhou Coal Ordos Neng Hua Co., Ltd. and Inner Mongolia Xintai Coal Mining Co., Ltd., the Company and all its subsidiaries incorporated in the PRC are subject to income tax rate of 25% on its taxable profits. In accordance with Notice on Tax Preference for the Western Development issued by Local Taxation Bureau of Ejin Horo Banner on 16 April 2013, both Anyuan Coal Mine of Yanzhou Coal Ordos Neng Hua Co., Ltd. and Inner Mongolia Xintai Coal Mining Co., Ltd, meet tax preference requirements for western development and are subject to income tax rate of 15% on its taxable profits. Yancoal Australia and Yancoal International are subject to a tax rate of 30% and 16.5%, respectively on their taxable profits.

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CHAPTER 5 SIGNIFICANT EVENTS

I.	SIGNIFICANT LITIGATION, ARBITRATION AND EVENTS WIDELY CALLED INTO QUESTION BY THE MEDIA

(I)	Litigation, Arbitration and Events Widely Called into Question by the Media Disclosed in the Interim Announcements and with No Subsequent Progress

Overview and type	Query index

The Litigation on Coal Sales Contract Dispute between Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”) and Yanzhou Coal

Zhongxin Daxie, as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Shandong Provincial Higher People’s Court in September 2013, alleging a failure by the Company to perform its delivery obligations under a coal sales contract between the parties. Zhongxin Daxie sued for the termination of the coal sales contract, return of payments for goods and compensation for damage in an amount of RMB163.6 million.

It was the judgment of the Shandong Provincial Higher People’s Court at first instance that: Zhongxin Daxie’s appeal was rejected and the litigation fee of RMB0.8602 million shall be borne by Zhongxin Daxie, as the plaintiff of the litigation. On 30 June 2014, the Supreme People’s Court of the PRC (the “Supreme Court”) accepted Zhongxin Daxie’s appeal of judgment of the first instance of the litigation.

In January 2016, the Company received the Civil Verdict from the Supreme Court. It was the judgment of the Supreme Court at second instance that: Zhongxin Daxie’s appeal was rejected and the first instance judgment was upheld. Litigation fee of the first instance shall be enforced in accordance with the original judgment and litigation fee of the second instance of RMB0.8602 million shall be borne by Zhongxin Daxie. The judgment is final.

In August 2016, the Company received the Acceptance Notice from the Supreme Court, which has accepted Zhongxin Daxie’s retrial application for this case and the filing review procedure is undertaken.

As this case is performing retrial procedure, the Company is currently unable to estimate the impact of the litigation on the profit of the reporting period and afterwards of the Company.

For details, please refer to the announcements in relation to the litigation update and litigation result dated 29 April 2014, 30 June 2014 and 22 January 2016. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

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Overview and type		Query index

The Bills Dispute between Jinan Branch of China Minsheng Banking Corp. Ltd. (“Jinan Branch of Minsheng Bank”) and Yanzhou Coal

From May to August 2015, the Company has received four pleadings from Jinan Branch of Minsheng Bank, who brought civil litigations against the Company at the Jinan Municipal Intermediate People’s Court and Jinan Shizhong District People’s Court, alleging the breach of Bills Discounted Agreement by the Company. Jinan Branch of Minsheng Bank sued Yanzhou Coal to require Yanzhou Coal to undertake settlement liability amounting to approximately RMB149 million principal and related interests in accordance with the Bills Discounted Agreement.

For details, please refer to the announcements in relation to the litigation involving Yanzhou Coal dated 23 March 2016 and update on the litigation dated 27 June, 8 July and 26 July 2016, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

1.	Hearing by Jinan Municipal Intermediate People’s Court and Shandong Provincial Higher People’s Court
(1)	case involving amount of RMB29.439 million principal

On 11 January 2016, the Jinan Municipal Intermediate People’s Court made the judgment of the first instance for this case and ruled that the Company shall pay RMB29.439 million principal and the relevant interest in accordance with the Bills Discounted Agreement to Jinan Branch of Minsheng Bank; In February 2016, the Company brought a civil litigation at Shandong Provincial Higher People’s Court for the above case; On 12 June 2016, Shandong Provincial Higher People’s Court made the final judgment of the second instance regarding this case. The appeal was rejected and the original judgment was upheld. On 25 July 2016, the Company paid a total amount of RMB31.6919 million for the involving principal, interests and fees for conservatory measures and enforcement fees in relation to this case to the designated bank account according to the enforcement notification issued by the Jinan Municipal Intermediate People’s Court.

(2)	case involving amount of RMB49.9998 million principal

On 12 January 2016, the Jinan Municipal Intermediate People’s Court made the judgment of the first instance for this case and ruled that the Company shall pay RMB49.9998 million principal and the relevant interest in accordance with the Bills Discounted Agreement to Jinan Branch of Minsheng Bank; In February 2016, the Company brought a civil litigation at Shandong Provincial Higher People’s Court for the above case; On 27 June 2016, Shandong Provincial Higher People’s Court made the final judgment of the second instance regarding this case. The appeal was rejected and the original judgment was upheld.

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Overview and type		Query index

(3)	case involving amount of RMB50 million principal

On 12 January 2016, the Jinan Municipal Intermediate People’s Court made the judgment of the first instance for this case and ruled that the Company shall pay RMB50 million principal and the relevant interest in accordance with the Bills Discounted Agreement to Jinan Branch of Minsheng Bank; In February 2016, the Company brought a civil litigation at Shandong Provincial Higher People’s Court for the above case; On 27 June 2016, Shandong Provincial Higher People’s Court made the final judgment of the second instance regarding this case. The appeal was rejected and the original judgment was upheld.

Although the three litigations received the final judgment, the Company will continue to protect the legitimate interests of the Company and the shareholders of the Company through legal means including applying for appeal against Shandong Dongda Energy Company. The Company is currently unable to accurately estimate the impact of the litigation regarding the contract dispute on the profit of the period and afterwards of the Company.

2.	Hearing by Jinan Shizhong District People’s Court

On 29 June 2016, Jinan Shizhong District People’s Court made the judgment of the first instance for this case and ruled that the Company shall pay RMB20 million principal and related interest to Jinan Branch of Minsheng Bank and rejected other claims of Jinan Branch of Minsheng Bank and the litigation fee of RMB145,000 and the property preservation fee of RMB5,000 shall be borne by Yanzhou Coal. On 14 July 2016, the Company brought a civil litigation at Jinan Municipal Intermediate People’s Court for the above case.

As this case is performing the trial procedure of the second instance, the Company is unable to accurately estimate the impact of the litigation regarding the contract dispute on the profit of the period and afterwards of the Company.

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Overview and type	Query index

The Litigation on Contract Disputes involving Shandong Hengfeng Power Fuel Co., Ltd. (“Hengfeng Company”)	For details, please refer to the announcement in relation to the litigation regarding Yanzhou Coal dated 23 March 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.
1.

Financial Loan Contract Dispute with Jining High-Tech Zone Branch of Agricultural Bank of China Co., Ltd. (“Jining High-Tech Branch of Agricultural Bank”)

On 14 July 2015, based the financial loan contract dispute, Jining High-Tech Branch of Agricultural Bank sued the Company’s wholly-owned subsidiary-Shandong Zhongyin Logistics and Trade Co., Ltd. (“Zhongyin Logistics”) to Jining Intermediate People’s Court. As Hengfeng Company made a pledge to the plaintiff through its accounts receivables of RMB61.1696 million to Zhongyin Logistics, the plaintiff asked Zhongyin Logistics to perform payment obligations amounting to RMB31.4398 million of principal and related interest within scope of accounts payable.

2.

Financial Loan Contract Dispute with Weihai Commercial Bank Co., Ltd. (“Weihai Commercial Bank”)

On 9 October 2015, based on the financial loan contract dispute, Weihai Commercial Bank appealed the Company to Jining Intermediate People’s Court. As Hengfeng company made a pledge to the plaintiff through its accounts receivables of RMB103.42 million of Yanzhou Coal, the plaintiff asked the Company to perform payment obligations amounting to RMB99.119 million of principal and related interest within scope of accounts payable.

3.

Financial Loan Contract Dispute with Jining Dongcheng Branch of China Construction Bank Co., LTD. (“Jining Dongcheng Branch of Construction Bank”)

On 3 November 2015, based on the financial loan contract dispute, Jining Dongcheng Branch of Construction Bank sued the Company to Jining Intermediate People’s Court. As Hengfeng company made a pledge to the plaintiff through its accounts receivables of RMB79.1312 million of Yanzhou Coal, the plaintiff asked the Company to perform payment obligations amounting to RMB59.669 million of principal and related interest within scope of accounts payable.

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Overview and type	Query index

4.

Factoring Contract Dispute with the Zhonghuixintong Business Factoring Company Limited (“Zhonghuixintong”)

On 26 November 2015, based on the factoring contract dispute, Zhonghuixintong sued the Company to Beijing Third Intermediate People’s Court. As Hengfeng company transferred its accounts receivables of RMB145 million of Yanzhou Coal to Zhonghuixintong, Zhonghuixintong asked the Company to perform the relevant payment obligations within scope of accounts payable and interests.

In accordance with the investigation and verification of the Company, Yanzhou Coal and Zhongyin Logistics have never made any accounts receivable pledges to the above four financial institutions. It was the opinion of the Company that: Hengfeng company was suspected to forage the seals of Yanzhou Coal and made pledges of accounts receivable financing business in financial institutions. Yanzhou Coal has submitted identification application for seals authenticity to the trial court and relative identification is on going. Given the criminal offences suspicious existed in Hengfeng Company, Yanzhou Coal has reported to public security organs while responding actively to the court. The above case is currently performing the trial procedure of the first instance, the Company is unable to accurately estimate the impact of the litigations on the current profit and future profit of the period and afterwards of the Company.

Sales Contract Dispute between Jinan Railway Coal Trade Group Co., LTD. (“Jinan Railway Trade”) and Yanzhou Coal

On 29 October 2015, based on the sales contract dispute, Jinan Railway Trade sued Yanzhou Coal to Jinan Railway Transportation Court, requiring Yanzhou Coal to repay RMB19.9498 million loan.

According to the investigation and verification of the Company, the Company never signed sales contract involving in the case with Jinan Railway Trade and the Company has dissent on reasons of appeal of Jinan Railway Trade.

As this case is currently performing the trial procedure of the first instance, the Company is unable to accurately estimate the impact of the litigation on the current profit and future profit.

For details, please refer to the announcement in relation to the litigation involving Yanzhou Coal dated 23 March 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

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(II)	Litigation or Arbitration not Disclosed in Extraordinary Announcements or with Subsequent Progress

Unit: RMB10 thousand

During the reporting period:

Prosecution (applicant)	Respondent	Jointly and severally liability party	Type	Background	Amount involved	Whether caused estimated liabilities and amount	progress
Yanzhou Coal	Jinan Railway Coal Trade Group Co., LTD. (“Jinan Railway Trade”)	No	lawsuit	On 16 April 2016, the Company, as the plaintiff, brought a civil litigation against Jinan Railway Trade., as the defendant, at Jining Intermediate People’s Court, alleging a breach of Coal Sales Contract signed with the Company, suing Jinan Railway Trade to return loan of RMB80 million and related fund occupancy fees to the Company.	8,000.00	No	The case is under the trial of the second instance presently.

				On 1 January 2014, the Company entered into Coal Sales Contract with Jinan Railway Trade, according to which, Jinan Railway Trade shall provide coal to the Company. Once execution of the contract, both parties shall immediately perform their obligations. As at 31 October 2014, coals of a value amounting to RMB80 million has not yet been delivered by Jinan Railway Trade, even after several expediting notices from the Company, Jinan Railway Trade had neither delivered the coals nor returned the loan.

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Prosecution (applicant)	Respondent	Jointly and severally liability party	Type	Background	Amount involved	Whether caused estimated liabilities and amount	progress
China Construction Sixth Engineering Division Civil Engineering Co., LTD. (“China Construction Sixth Engineering”)	Shandong Coal Trade Center Co., LTD. (“Coal Trade Center”)	No	lawsuit	On 14 January 2016 China Construction Sixth Engineering, as the plaintiff, brought a civil litigation against Coal Trade Center, a controlled subsidiary of the Company, as the defendant, at Jining Intermediate Court, alleging a failure by the Company to completely perform its obligation in Contract Transfer Agreement and Engineering Construction Contract, suing Coal Trade Center to pay arrears of project fund of RMB57.457 million and related interest.	5,745.70	No	The trial procedure of the second instance is undergoing.

				On 28 July 2016 Jining Intermediate People’s Court made the judgment of the first instance for this case and ruled that Coal Trade Center shall pay RMB52.8769 million of project construction fund and the relevant interest to China Construction Sixth Engineering and litigation fee, fees for conservatory measures amounting to RMB344,300 and RMB5,000, respectively, shall be borne by Coal Trade Center. On 25 August 2016 the Company brought a civil litigation at Shandong Provincial Higher Court for this case.

				It is opinion of the Company that: according to the Contract Transfer Agreement signed by Coal Trade Center, Jining Hi-tech Urban Construction Investment Co., LTD. and China Construction Sixth Engineering, the transfer price of the project will be calculated according to the actual work done upon completion and settlement. As the above project involved in lawsuit has not been completed yet and cannot be settled, thus project price has not been determined. Meanwhile, it is agreed that Coal Trade Center shall pay the balance within ten days upon the whole project completion and acceptance of inspection. While the project here involved in lawsuit has not been checked and accepted yet, China Construction Sixth Engineering has no right to claim Coal Trade Center to pay the balance.

				As this case is currently performing the trial procedure of the second instance, the Company is unable to estimate the impact of the litigation on the profit of the reporting period and afterwards of the Company.

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Prosecution (applicant)	Respondent	Jointly and severally liability party	Type	Background	Amount involved	Whether caused estimated liabilities and amount	progress
Rizhao Bank Co., Ltd. (“Rizhao Bank”)	Yanzhou Coal	Shandong Yabin Energy Co., Ltd., Shandong Lingtong International Trade Co., Ltd., natural persons, namely: Peng Haiying, Liu Ya and Sun Chunguang	lawsuit	On 24 July 2015, based on import and export bills documentary dispute, Rizhao Bank brought a civil litigation at Rizhao Municipal Intermediate People’s Court and applied to rule that Rizhao Tengtu Investment Company Limited (“Tengtu Company”) repay bills documentary fund of RMB37.4251 million and relevant interest, Shandong Yabin Energy Co., Ltd., Shandong Lingtong International Trade Co., Ltd., natural persons, namely: Peng Haiying, Liu Ya and Sun Chunguang shall bear the joint and several liabilities, and Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. (“Rizhao Port Coal Storage and Blending”), a controlled subsidiary of the Company shall bear joint and settlement liability of Tengtu Company.	3,742.51	No	Final judgment of the second instance has made.

				On 29 December 2015, Rizhao Municipal Intermediate People’s Court made the judgment of the first instance and ruled that Tengtu Company shall pay bills documentary fund of RMB37.4251 million and relevant interest, Shandong Yabin Energy Co., Ltd., Shandong Lingtong International Trade Co., Ltd., natural persons, namely: Peng Haiying, Liu Ya and Sun Chunguang shall bear the joint and several liabilities; on condition that Tengtu Company does not perform its repayment obligation according to the judgment, Rizhao Bank has the right to ask Rizhao Port Coal Storage and Blending to pay the fund under commercial acceptance bill. Rizhao Port Coal Storage and Blending made an appeal as it did not accept the judgment.

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Prosecution (applicant)	Respondent	Jointly and severally liability party	Type	Background	Amount involved	Whether caused estimated liabilities and amount	progress
On 28 June 2016, Shandong Provincial Supreme Court made the judgment of the second instance that Rizhao Port Coal Storage and Blending’s appeal was rejected and the original judgment was upheld. Litigation fee of the second instance of RMB235,800 shall be borne by Rizhao Port Coal Storage and Blending.

Although this litigation has received the final judgment, the Company will continue to protect the legitimate interests of the Company through means including urging Tengtu Company and relevant persons with joint and several liabilities to perform their obligations, applying for appeal against Tengtu Company for a recourse action. The Company is currently unable to accurately estimate the impact of the litigation dispute on the profit of the period and afterwards of the Company.

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(III)	Litigation or arbitration not disclosed in extraordinary announcements or with subsequent progress called into questions by the media

No.

(IV)	Other explanation

No.

II.	BANKRUPTCY AND REORGANIZATION

Not applicable.

III.	ASSET ACQUISITION, SALES AND MERGER

(I)	Asset acquisition, sales and merger disclosed in the extraordinary announcements and with no subsequent progress

Overview and Type	Query Index

Purchased shares of Zheshang Bank

As considered and approved at the sixteenth meeting of the sixth session of the Board held on 17 February 2016, Yancoal International (Holding) Company Limited (“Yancoal International”), a wholly-owned subsidiary of the Company, purchased 400,000,000 shares of China Zheshang Bank through an initial public offering for a consideration of HKD1,584,000,000.

On 18 April 2016, Yancoal International acquired additional 88,000,000 H Shares of Zheshang Bank through block trade from an independent third party for a total consideration of approximately HKD347.6 million. After that, Yancoal International holds 488,000,000 H shares of Zheshang Bank in total, representing 14.79% of the total number of issued H shares and 2.79% of the share capital of Zheshang Bank.

On 19 April 2016, the 488,000,000 H shares of Zheshang Bank beneficially owned by Yancoal International dropped to 12.86% over the total H shares of Zheshang Bank and 2.72% over the total share capital of Zheshang Bank due to the exercise of the over-allotment option of an aggregate of 495,000,000 H Shares.

The total consideration for the above purchase is HKD1,931.6 million, representing 109.28% of the total profit of RMB 1510.7 million of the Group for year 2015, which was audited under CASs.

For detailed information, please refer to the announcement in relation to the subscription of shares of Zheshang Bank dated 8 March 2016, 29 March 2016 and 18 April 2016, which were posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

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Overview and Type	Query Index

Acquisition of Equity Interests of Jiutai Energy Inner Mongolia Co., Ltd (“Jiutai Energy”)

As considered and approved at the twenty-first meeting of the sixth session of the Board, Ordos Neng Hua, a wholly-owned subsidiary of the Company, totally acquired 52% equity interests of Jiutai Energy from its twelve shareholders, including Shandong Jiutai Energy Co., Ltd, at a total consideration of RMB1,840.24 million. As at the reporting period, the equity transfer and necessary registration procedures have not been completed.

The purchase price for the equity interest of Jiutai Energy is of RMB1,840.24 million, representing 121.81% of the total profit of RMB1510.7 million of the Group for year 2015, which was audited under CASs.

For detailed information, please refer to the announcement in relation to the acquisition of equity interests of Jiutai Energy Inner Mongolia Co., Ltd dated 13 June 2016, which were posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

(II)	Events not disclosed in extraordinary announcement or with subsequent progress

1.	Asset Acquisition

Unit: RMB

Transaction counterparty or the final controlling holder	Asset Acquired	Date of Acquisition	Consideration of Asset Acquisition	Net profit contributed to the Company from the date of acquisition till the end of the reporting period	Whether connected/ related transaction or not (If yes, please explain the pricing principle)	Pricing principle for asset acquisition	Whether the asset ownership transferred and registered in the name of purchaser	Whether the relevant credits and liabilities all transferred	The proportion of net profit contributed by the asset acquired over the total profit of the Company (%)
China National Coal Development Co., Ltd	47.62% of Qingdao Zhongyan	31 May 2016	2,402,564.79	54,445.98	No	in accordance with the results of asset evaluation report	Yes	Yes	0.0076

Explanation on asset acquisition

The above financial data are prepared in accordance with the CASs. Upon completion of the above acquisition, Qingdao Zhongyan will be a wholly-owned subsidiary of the Company.

2.	Corporate Merger

Not applicable.

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IV.	CIRCUMSTANCE AND IMPACT OF THE SHARE INCENTIVE SCHEME OF THE COMPANY

Not applicable.

V.	MAJOR CONNECTED/RELATED TRANSACTION

(I)	Connected/related transactions performance in relation to daily operation

1.	Matters disclosed in extraordinary announcements but with subsequent progress or change

At the 2014 second extraordinary general meeting of the Company held on 12 December 2014, five continuing connected/related transaction agreements, namely, the “Provision of Material Supply Agreement”, “Mutual Provision of Labor and Services Agreement”, “Provision of Insurance Fund Administrative Services Agreement”, “Provision of Products, Materials and Equipment Leasing Agreement” and “Provision of Electricity and Heat Agreement”, together with the annual caps for such transactions for the years of 2015 to 2017 had been approved. The main ways to determine transaction price include: state price; market price is applied when the state price is not available; actual cost pricing is applied when neither state price nor market price is available. The charge for transaction can be settled in one lump sum or by installments. The continuing connected/related transactions made in a calendar month shall be settled in the following month, except for incomplete transactions or where the transaction amounts are in dispute.

As considered and approved at the twelfth meeting of the sixth session of the Board held on 26 October 2015, the Company signed the “Investment Consulting Contract” and the “the Supplementary Agreement to Investment Consulting Contract” with Shangqi Capital Management Co., Ltd. (“Shangqi Capital”), which agreed the annual cap for such transaction service fees in a period from 1 November 2015 to 31 October 2016, applying market price as the main way of pricing.

As considered and approved at the sixteenth meeting of the sixth session of the Board held on 17 February 2016, the Company entered into Coal Train Convoy Service Contract with Shandong Yankuang Security Service Co., Ltd (“Yankuang Security Company”), which agreed the annual caps for the transactions for the period from 1 January 2016 to 31 December 2017, applying main way of pricing in consideration of actual cost price plus reasonable profit.

As considered and approved at the seventeenth meeting of the sixth session of the Board held on 29 March 2016, the Company entered into the Supplementary Agreement to Financial Services Agreement (“the Supplementary Agreement”) with Yankuang Group Finance Co., Ltd. (“Yankuang Finance Company”). In accordance with the Supplementary Agreement, the period of the amended Financial Services Agreement and annual transaction cap is from 1 April 2016 to 31 March 2017, applying benchmark interest rate of the People’s Bank of China for corresponding period or the fee standards as prescribed by the Chinese authorities as main way of pricing.

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(1)	Continuing connected/related transaction of the supply of materials and services

(The data below are calculated in accordance with the CASs)

The sales of goods and provision of services by the Group to its controlling shareholder amounted to RMB906.9 million for the first half year of 2016. The goods and services provided by the controlling shareholder to the Group amounted to RMB839.1 million.

The following table sets out the continuing connected/related transactions of the supply of materials and services between the Group and the Controlling Shareholder for the first half year of 2016:

	For the first half year of 2016		For the first half year of 2015		Increase/ decrease of connected/
	Amount (RMB’000)	Percentage of operating income (%)	Amount (RMB’000)	Percentage of operating income (%)	related transaction (%)

Sales of goods and provision of services by the Group to its Controlling Shareholder	906,947	3.68	908,734	3.61	-0.20
Sales of goods and provision of services by the Controlling Shareholder to the Group	839,128	3.41	786,371	3.10	6.71

The table below shows the effect on the Group’s profits from sales of coal by the Group to the Controlling Shareholder for the first half year of 2016:

	Operating income	Operating cost	Gross profits
	(RMB’000)	(RMB’000)	(RMB’000)

Coal sold to the Controlling Shareholder	456,710	290,650	166,060

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(2)	Continuing connected/related transaction of insurance fund

Pursuant to the Provision of Insurance Fund Administrative Services Agreement, the Controlling Shareholder shall provide free management and handling services for the Group’s pension insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund (the “Insurance Fund”). The actual amount of the Insurance Fund paid by the Group for the first half year of 2016 was RMB437.3 million.

(3)	Continuing connected/related transaction of financial services

Pursuant to the Financial Services Agreement and the Supplementary Agreement, as at 30 June 2016, the balance of deposit of the Group in Yankuang Group Finance Company Limited was RMB791.5 million and the outstanding loan was RMB184.8 million.

Save as disclosed above, no other continuing connected/related transactions of financial services occurred between the Group and Yankuang Group Finance Company Limited for the first half of 2016.

(4)	Continuing connected/related transaction of coal train escort services

Pursuant to the Coal Train Escort Services Agreement, Yankuang Security Co., provided coal train escort services to the Group. For the first half year of 2016, the Group paid settlement service fees of RMB13.159 million to Yankuang Security Co..

(5)	Continuing connected/related transaction of entrusted wealth management services

Pursuant to the Investment Consulting Agreement and the Supplementary Agreement to Investment Consulting Agreement, the Company invests RMB500 million as entrusted funds and engages Shangqi Capital to carry out low-risk hedge businesses such as spreads arbitrage, gold lease and basis trading arbitrage and other businesses such as agency delivery and cooperative hedging. During the first half year of 2016, the Group invested RMB70 million for entrusted wealth management.

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The following table sets out the details of the annual transaction caps for 2016 and actual transaction amounts for the first half year of 2016 for the above continuing connected/related transactions.

No.	Type of connected/related transaction		Agreement	Annual transaction cap for 2016 (RMB’000)	Actual transaction amounts for the first half year of 2016 (RMB’000)

1	Material and facilities provided by Yankuang Group		Provision of Materials Supply Agreement	1,544,000	401,618
2	Labor and services provided by Yankuang Group		Provision of Labor and Services Agreement	2,641,900	424,351
3	Insurance fund management and payment services provided by Yankuang Group (free of charge) for the Group’s staff		Provision of Insurance Fund Administrative Services Agreement	1,576,905	437,277
4	Sale of products, material and equipment lease provided to Yankuang Group		Provision of Products, Material and Equipment Leasing Agreement	6,560,700	844,956
5	Power and heat provided to Yankuang Group		Provision of Electricity and Heat Agreement	143,700	55,646
6	Professional services including coal washing and processing, operation management of coal mine and training provided to Yankuang Group		Provision of Specific Labor and Services Agreement	414,700	6,345	note
7	Financial services provided by Yankuang Group	Deposit balance Comprehensive credit facility services Settlement services fees	Provision for Financial Service Agreement, the Supplementary Agreement	800,000	791,484
				400,000	184,830
				14,000	0
8	Train escort services provided by Yankuang Group		Coal Train Escort Services Agreement	30,000	13,159
9	Entrusted wealth management services provided by Yankuang Group	Total amount of entrusted wealth	Coal Train Escort Services Agreement	500,000	70,000
		Service fee	Provision of Investment Consulting Agreement and The Supplementary Agreement to Investment Consulting Agreement	31,250	0

Note:

The amount of connected/related transactions in relation to the professional services provided by the Group to the controlled shareholder was RMB6.345 million for the first half year of 2016, of which, Shengdi Fenlei Coal Preparation Engineering Technology (Tianjin) Co., Ltd. (“the company”) provides coal washing and processing services for the connected/related parties of the Company with the connected amount of RMB4.152 million.

In accordance with applicable financial reporting standards, the company is not included in the consolidated financial statements. However, as the number of appointed directors by the Company was in the majority in the company’s board of directors, the company was recognized as the subsidiary of the Company in accordance with the applicable Hong Kong laws and regulations and the stock listing rules of the Shanghai Stock Exchange.

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2.	Events Undisclosed in extraordinary announcements

Not applicable.

(II)	Connected/Related Transactions in relation to Assets or Equity Acquisition and Sales

1.	Events disclosed in extraordinary announcement with subsequent progress or change

(1)	Acquisition of the mining right of Wanfu Coal Mine

As considered and approved at the 2015 annual general meeting held on 3 June 2016, the Company acquired the mining right of Wanfu coal mine held by Yankuang Group for consideration of RMB1.25 billion. As at the date of this report, the Company is going through relevant registration procedures.

For details, please refer to the announcement in relation to the resolution and announcement on connected/related transactions passed at the seventeenth meeting of the sixth session of the Board and the announcement in relation to resolutions passed at the 2015 annual general meeting dated 3 June 2016. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

(2)	Acquisition of Equity Interest of Yankuang Group Finance Co., Ltd.

At the seventeenth meeting of the sixth session of the Board, the Company proposed to acquire 65% equity interests of Yankuang Group Finance Co., Ltd. held by Yankuang Group with consideration of RMB1.242 billion. The proposal was considered but not approved at the general meeting of the Company.

For details, please refer to the announcement in relation to connected/related transactions dated 29 March 2016 and the announcement in relation to resolutions passed at the 2015 annual general meeting dated 3 June 2016. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/ or China Securities Journal and Shanghai Securities News.

2.	Events not disclosed in extraordinary announcement

Not applicable.

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(III)	Credit and debt obligation among connected/related parties

For the six months ended 30 June 2016, neither the Controlling Shareholder nor its subsidiaries had occupied for the Group’s fund for non-operating purpose.

The connected/related transactions set out in Note 27 to the consolidated financial statements prepared in accordance with IFRS also constitute continuing connected transactions as defined in Chapter 14 A of the Hong Kong Listing Rules, and the Company confirmed that such transactions have complied with the relevant disclosure requirements under the Hong Kong Listing Rules.

Save the material connected/related transactions disclosed in this section, the Group was not a party to any material connected/related transactions that should be disclosed in this report in accordance with the Hong Kong Listing Rules during this reporting period.

VI.	MATERIAL CONTRACTS AND PERFORMANCE

(I)	Trust, Contract or Lease

Not applicable.

(II)	Guarantee

Unit: RMB100 million

External guarantees of the Company (excluding guarantees to the controlled subsidiaries)
Total amount of guarantee during the reporting period (excluding guarantees to the controlled subsidiaries)	0
Total guarantee balance by the end of the reporting period (A) (excluding guarantees to the controlled subsidiaries)	0
Guarantees to controlled subsidiaries
Total amount of guarantee to controlled subsidiaries during the reporting period	14.74
Total balance of guarantee to controlled subsidiaries by the end of the reporting period (B)	320.75
Total guarantees (including guarantees to controlled subsidiaries)
Total amount of guarantees (A+B)	320.75
Percentage of total amount of guarantee in the net asset of the Company (%)	78.82
Including:
Amount of guarantees to Shareholders, actual controllers and related parties (C)	0
Amount of guarantees directly or indirectly to guaranteed parties with a asset-liability ratio exceeding 70% (D)	315.75
Total amount of guarantee exceeding 50% of net asset (E)	117.24
Total amount of the above three categories guarantees (C+D+E)	432.99

Note:	The above table is prepared based on CASs and calculated on the formula of USD1 = RMB6.6312 and AUD1 = RMB4.9452.

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1.	Information on guarantees that occurred in the previous period but were extended to the current reporting period:

As approved at the 2011 annual general meeting, Yancoal Australia took a bank loan of USD3.04 billion for acquisition of equity interests of Yancoal Resources Limited. One tranche of the loan amounting to USD1.015 billion were due on 17 December 2012. After the repayment of USD100 million, Yancoal Australia extended 5 years for the repayment the remaining principle of USD45 million to 16 December 2017, 7.5 years extension for USD300 million to 16 June 2020, and 8 years extension for USD570 million to 16 December 2020. Another tranche of USD1.015 billion were mature on 17 December 2013. After the repayment of USD100 million, Yancoal Australia extended 5 years for the repayment the remaining principal of USD45 million to 16 December 2018; 7.5 years extension for USD300 million to 16 June 2021; and 8 years extension for USD570 million to 16 December 2021. The tranche of USD1.010 billion were due on 16 December 2014. After the repayment of USD100 million, Yancoal Australia extended 5 years for repayment the remaining principal of USD50 million to 16 December 2019; 7.5 years extension for USD300 million to 16 June 2022; and 8 years extension for USD560 million to 16 December 2022. As at 30 June 2016, the balance of the above loan was USD2.74 billion. The Company provided the guarantees of USD1.825 billion and RMB6.545 billion to Yancoal Australia.

As approved at the 2012 second extraordinary general meeting, the Company provided guarantees to its wholly-owned subsidiary, Yancoal International Resources Development Co., Ltd., for issuing USD1.0 billion corporate bonds in the overseas market. As at 30 June 2016, the balance of the guarantee is USD584.417 million and extended to this reporting period.

As approved at the 2012 annual general meeting, the Company provided guarantees of RMB5,536 million to its wholly-owned subsidiary, Yancoal International (Holding) Company Limited, for a bank loan of USD800 million.

As approved at the 2014 annual general meeting, the Company issued a bank guarantee to its wholly-owned subsidiary, Yancoal International (Holding) Company Limited, for a bank loan of USD100 million.

As approved at the first 2014 extraordinary general meeting, the Company provided financing guarantee to Yancoal Australia for a credit of AUD187 million. As at 30 June 2016, the balance of above-mentioned guarantee AUD100 million was extended to this reporting period.

A total of AUD280 million performance deposits and performance guarantees, which were needed for operation of Yancoal Australia and its subsidiaries, have been extended to the reporting period.

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2.	Information on guarantees arising during the reporting period:

As approved at the 2015 annual general meeting of the Company, Yancoal Australia and its subsidiaries can provide guarantee to their subsidiaries in an amount not exceeding AUD500 million for their daily operation every year. During the reporting period, the performance deposits and performance guarantees incurred by daily operation of Yancoal Australia and its subsidiaries were AUD170 million in total.

At the 2015 annual general meeting, the Company was approved to provide guarantee to Qingdao ZhongyinRuifeng International Trade Co., Ltd. During the reporting period, the Company provided a guarantee of RMB500 million to Qingdao ZhongyinRuifeng International Trade Co., Ltd.

At the 2015 annual general meeting, the Company was approved to provide guarantee to Yancoal International Trading Company Limited, During the reporting period, the Company provided a guarantee of USD20 million to Yancoal International Trading Company Limited.

Save as disclosed above, there were no other guarantee contracts or outstanding guarantee contracts of the Company during the reporting period; there were no other external guarantees during the reporting period.

(III)	Explanation on other material contracts and transactions

1	Entrusted Wealth Management

For details, please refer to the section headed “Entrusted Wealth Management” of “Chapter IV the Board of Directors’ Report” herein this report.

2	Other Significant Events

(1)	Increase Registered Capital of Zhongyin Financial Leasing Co., Ltd

As reviewed and approved at the 2015 annual general meeting held on 3 June 2016, the Company will invest RMB3.735 billion and Yancoal International, a wholly-owned subsidiary of the Company, will invest an amount equivalent to RMB1.265 billion to increase capital contribution in Zhongyin Financial Leasing Co., Ltd. Upon completion, the registered capital of Zhongyin Financial Leasing Co., Ltd will increase from RMB2.06 billion to RMB7.06 billion, of which, Yanzhou Coal, Yancoal International and Shandong Yongzheng Investment Development Co., Ltd hold 74.15%, 25% and 0.85% in equity interest, respectively. As at the date of this report, the company is undergoing necessary business registration procedures.

(2)	Increase Investment in Duanxin Investment Holding (Beijing) Co., Ltd.

As reviewed and approved at the twenty-second meeting of the sixth session of the Board held on 16 June 2016, the Company increased its capital contribution of RMB2.5 billion in Duanxin Investment Holding (Beijing) Co., Ltd (“Duanxin Beijing”). Upon completion, the registered capital of Duanxin Beijing will increase from RMB810 million to RMB3.31 billion. As at the reporting date, the company is undergoing necessary business registration procedures.

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(3)	Increase in Registered Capital of Donghua Heavy Industry Co., Ltd

As considered and approved at the general manager working meeting of the Company, the Company increased its capital contribution of RMB907.32 million in Donghua Heavy Industry (“Donghua Heavy Industry”). Upon completion, the registered capital of Donghua Heavy Industry will increase from RMB370.568 million to RMB1,277.888 million. As at the date of this report, the company is undergoing necessary business registration procedures.

(4)	Increase in registered capital of Qingdao Zhongyan

As considered and approved at the general manager working meeting of the Company, the Company increased its capital contribution of RMB47.9 million in Qingdao Zhongyan, a wholly-owned subsidiary of the Company. Upon completion, the registered capital of Qingdao Zhongyan will increase from RMB2.1 million to RMB50 million.

(5)	Establishment of Duanxin Investment Holding (Shenzhen) Company Limited

As considered and approved at the eighteenth meeting of the sixth session of the Board held on 28 April 2016, the Company established Duanxin Investment Holding (Shenzhen) Company Limited, a wholly-owned subsidiary of the Company with registered capital of RMB10 billion. Its main scope covers equity investment, entrusted assets and investment management and corporate management and investment consulting, etc.

(6)	Establishing Shandong Yancoal Property Service Company Limited

As reviewed and approved at the general manager working meeting of the Company, the Company established a wholly-owned subsidiary, Shandong Yancoal Property Service Company Limited on 18 April 2016, with registered capital of RMB12 million. Its main business scope covers property management service, garden greening, sewage treatment, house rental brokerage services, etc.

(7)	Establishment of Qingdao Duanxin Asset Management Company Limited

As reviewed and approved at the general manager working meeting of the Company, the Company established a wholly-owned subsidiary, Qingdao Duanxin Asset Management Company Limited on 3 August 2016, with registered capital of RMB500 million. Its main business scope covers entrusted management of equity investment fund, entrusted management of enterprise asset, foreign investment by use of its own fund, importation and exportation of goods and technology on its self or as an agent, international trade and transit trade.

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(8)	Establishment of Jinan DuanxinMingli Financial Consulting Partnership (LP)

As reviewed and approved at the twenty-second meeting of the sixth session of the Board held on 16 June 2016 and the general manager working meeting, the Company will contribute RMB1 billion, Duanxin Beijing will contribute RMB1 billion and China Great Wall Securities Co., Ltd will contribute RMB3 billion to jointly establish Jinan DuanxinMingli Financial Consulting Partnership (LP), which mainly undertakes financial management and consulting, enterprise assets management consulting, business consulting, conference and exhibition services, market information consulting and survey and etc.. The Company and China Great Wall Securities Co., Ltd are partners of limited liability of the partnership and Duanxin Beijing is a general partner of the partnership.

(9)	Establishment of Jinan DuanxinMingren Financial Consulting Partnership (LP)

As reviewed and approved at the twenty-second meeting of the sixth session of the Board held on 16 June 2016, Duanxin Beijing will contribute RMB1 billion, Shenzhen NCFS Asset Management Co., Ltd will contribute RMB4 billion to jointly establish Jinan DuanxinMingren Financial Consulting Partnership (LP), which mainly involves financial management consulting, enterprise asset management consulting, business consulting, conference and exhibition services, market information consulting and survey and etc.. Of which, Shenzhen NCFS Asset Management Co., Ltd is a partner of limited liability of the partnership and Duanxin Beijing is a general partner of the partnership.

(10)	Participating in the Establishment of Mutual Life Insurance Head Office

As considered and approved at the twenty-second meeting of the sixth session of the Board held on 16 June 2016, Yanzhou Coal, acting as a substantial promotion member, loans self-owned fund of not more than RMB60 million to participate in establishing Jingxi Life Mutual Insurance Head Office (a temporary name which will be subject to the review and approval by Industrial and Commercial Bureau) by way of promotion. Yanzhou Coal shall contribute capital not exceeding 30% of the initial operating capital of Jingxi Mutual Life Insurance Head Office. As at the reporting date, Jingxi Mutual Life Insurance Head Office is going through preparatory works.

(11)	Participating in Establishing a Securities Investment Fund Management Company

As considered and approved at the twenty-second meeting of the sixth session of the Board held on 16 June 2016, Yanzhou Coal invests not more than RMB60 million and participates in establishing ZhongjiaoLongcheng Fund Management Co., Ltd. (a temporary name which will be subject to the review and approval by the Industrial and Commercial Bureau) by way of promotion. Yanzhou Coal will hold not more than 30% equity interest. As at the reporting date, preparatory works for ZhongjiaoLongcheng Fund Management Co., Ltd. is in progress.

(12)	Participating in Establishing a Financial Leasing Company Limited by Way of Promotion

As considered and approved at the twenty-second meeting of the sixth session of the Board held on 16 June 2016, Yanzhou Coal invests not more than RMB750 million and participates in establishing CRRC Financial Leasing Co., Ltd. (a temporary name which will be subject to the review and approval by Industrial and Commercial Bureau,) by way of promotion. Yanzhou Coal will hold not more than 25% equity interest. As at the reporting date, preparatory works for CRRC Financial Leasing Co., Ltd. are in progress.

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(13)	Non-public Issuance of A Shares

As considered and approved at the 2016 first extraordinary general meeting held on 19 August 2016, the 2016 second class meeting of holders of A shares and the 2016 second class meeting of holders of H shares, the Company will issue A shares not exceeding 538,000,000 (inclusive) to specific target subscribers by way of non-public issuance. The A Shares are ordinary RMB share with a nominal value of RMB1.00 per share. The issue price shall be not less than RMB8.32 per A Share. The issuance will raise a fund not exceeding RMB6 billion, which will be used for acquiring 52% equity interest of Jiutai Energy, increase contribution of registered capital in Zhongyin Financial Leasing and repayment of bank loan. The non-public issuance of A shares will be issued after obtaining the approval from CSRC.

For details, please refer to the announcement and information in relation to non-public issuance of A shares dated 16 June 2016, the documents in relation to the 2016 first extraordinary general meeting, the 2016 second class meeting of holders of A shares and the 2016 second class meeting of holders of H shares held on 12 August 2016, and the announcements of resolutions passed at the 2016 first extraordinary general meeting, the 2016 second class meeting of holders of A shares and the 2016 second class meeting of holders of H shares held on 19 August 2016. The above announcements and documents were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company and/or China Securities Journal and Shanghai Securities News.

(14)	Establishment of Measurement and Detection Center

As reviewed and approved at the eighteenth meeting of the sixth session of the Board held on 28 April 2016, the Company establishes Measurement and Detection Center, which will be in charge of overall management of the Company’s measurement and detection business.

(15)	Adjustment to the headquarter organization and relevant functions of the Company

As reviewed and approved at the twenty-third meeting of the sixth session of the Board held on 8 August 2016, the Company made certain adjustments to the headquarter organization and relevant functions: reorganize the Production Technology Department and the Ventilation and Gas Monitoring Department as Production Technology Department (Ventilation and Gas Monitoring Department); reorganizing the Safety Inspection Department and the Central Dispatching Office as Safety Inspection Department (Central Dispatching Office); reorganizing Shandong Coal Technology Research Institute and the Measurement and Detection Center as Shandong Coal Technology Research Institute (the Measurement and Detection Center); establishing accounting service center and removing the Futures and Finance Department.

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VII.	PERFORMANCE OF THE UNDERTAKINGS

(I)	Undertakings of the Company, shareholders of 5% and above, controlling shareholders and actual controller during the reporting period or extended to the reporting period.

Background	Type	Undertaker	Undertakings		Undertaking Date and Deadline for performance	Performance deadline	Perform timely and strictly or not

Undertakings related to IPO	Resolve horizontal competition	Yankuang Group

Avoidance of horizontal competition

Yankuang Group and the Company entered into the Restructuring Agreement when the Company was carrying out the restructure in 1997, pursuant to which Yankuang Group undertook that it would take various effective measures to avoid horizontal competition with the Company.

					Year 1997 Long-term effective	No	Yes

Undertaking related to refinancing	Other	Yankuang Group	Certain commitments on dilution of immediate return and return recovery in relation to non-public issuance of A shares:		16 June, 2016 Long-term effective	No	Yes
			(i)	To commit not to intervene the operation and management activities of the Company or unlawfully occupy the Company’s interests.
			(ii)	To commit to make supplemental commitments according to the latest regulations of the CSRC if such new regulations regarding return recovery measures and the commitments introduced by the CSRC cause the above commitments unable to satisfy the regulatory requirements from the day of making this commitment until the completion of the non-public issuance.

	Other	Directors, and Senior Management of the Company	Certain commitments on dilution of immediate return and return recovery in relation to non-public issuance of A shares:		16 June, 2016 Long-term effective	No	Yes
			(i)	To commit not to transfer benefits to other entities or individuals with no payment or under unfair terms and shall not damage the Company’s interests in any other ways.
			(ii)	To commit to constrain the duty-related consumption behavior.
			(iii)	To commit not to use the Company’s assets for investments and consumption activities unrelated to the performance of my duties.

			(iv)	To commit that remuneration system formulated by the Board or the remuneration committee is in line with implementation of the return recovery measures of the Company.

			(v)	To commit to support the vesting conditions of share incentive formulated by the Company to be in line with implementation of the return recovery measures of the Company if the Company is to make such share incentive plan in the future.

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Background	Type	Undertaker	Undertakings	Undertaking Date and Deadline for performance	Performance deadline	Perform timely and strictly or not

(vi) To commit to actually perform the return recovery measures formulated by the Company as well as any commitment made by them for such return recovery measures. If failing to perform the commitment and causing losses to the Company or the investors, the Directors and senior management will be liable for indemnifying the Company or the investors for their losses.

(vii)

To commit to make supplemental commitments according to the latest regulations of the CSRC if such new regulations regarding return recovery measures and the commitments introduced by the CSRC cause the above commitments unable to satisfy the regulatory requirements from the day of making this commitment until the completion of the non-public issuance.

Year 2015

Other undertaking	Other	Yankuang Group

Transfer of the mining right of Wanfu coal mine

In 2005, the Company acquired equity interests of Heze Nenghua held by Yankuang Group. At that time, Yankuang Group made such undertaking that: the Company had the right to acquire the mining right of Wanfu coal mine within 12 months since such mining right is obtained.

				Within 12 months since Wanfu coalmine obtain mining right	Yes	Yes

	Other	Yankuang Group	Not reducing shareholding in the Company The Controlling Shareholder of the Company, Yankuang Group, undertook that it would not reduce its shareholding in the Company within 6 months.	10 July 2015 10 July 2015-10 January 2016	Yes	Yes

	Other	Directors, Supervisors, and Senior Management of the Company

Not reducing shareholding in the Company.

The Directors, Supervisors and Senior Management of the Company undertook that they would not reduce their respective shareholding in the Company during the period of their increase holding of A shares of the Company and within 6 months after completion of further increase.

				10 July 2015 during the period of their increase holding of A shares of the Company and within 6 months after completion of the increase.	Yes	Yes

Note:	“Proposals in relation to certain commitments by the controlling shareholders, directors and senior management of the Company relating to recovery of immediate return” was reviewed and passed at the 2016 first extraordinary general meeting of the Company convened on 19 August 2016. The issuance of non-public A shares will be carried out once approved by the CSRC.

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VIII.	APPOINTMENT AND DISMISSAL OF AUDITORS

(I)	The explanation on the appointment and dismissal of auditors

During the reporting period, the Company engaged Shine Wing Certified Public Accountants (special general partnership) (CPA in the PRC, excluding Hong Kong, hereinafter referred to as “Shine Wing Certified Public Accountants”), Grant Thornton (including Grant Thornton (special general partnership) and Grant Thornton Hong Kong Limited) (overseas, HKCPA) hereinafter referred to as “Grant Thornton”) as its domestic and international auditors, respectively.

As reviewed and approved at the 2015 annual general meeting on 3 June 2016, the Company engaged Shine Wing Certified Public Accountants and Grant Thornton as its domestic and international auditors of the Company for the year 2016, respectively.

During the reporting period, Shine Wing Certified Public Accountants was responsible for the examination and appraisal of the efficiency of internal control of the financial statements of the Company; Grant Thornton was responsible for the examination and appraisal of whether the internal control system of the Company was in compliance with the requirements of the US Sarbanes-Oxley Act.

During the reporting period, as approved at the general meeting, the Board was authorized to determine and pay the auditors’ remuneration. The Company was responsible for auditors’ on-site audit accommodation and meal expenses, but not for any other related expenses, such as travelling expenses.

The Board is of the view, other than the annual auditing fees, the other services fee paid by the Company to the reporting accountants will not have any impact on the independency of the auditors’ opinion.

(II)	The explanation on the change of auditors during the auditing period

The Company has not changed or dismissed the auditors during the auditing period

IX.	PUNISHMENT AND RECTIFICATION ON THE LISTED COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS 5% AND ABOVE, ACTUAL CONTROLLERS AND THE BUYER

Not applicable.

X.	EXPLANATION ON CONVERTIBLE COMPANY BOND

Not applicable.

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XI.	CORPORATE GOVERNANCE

(I)	Corporate Governance

(Prepared in accordance with PRC securities law)

The Company has closely monitored the securities market standards and rule of law, and has actively improved its corporate governance structure during the reporting period as follows.

As reviewed and approved at the 2015 annual general meeting held on 3 June 2016, the Company made amendments to terms in relation to share capital in the Articles of the Company based on H shares repurchased in year 2015. For details, please refer to the announcement in relation to Reduction of Registered Capital and Amendments to the Articles dated 29 March 2016 and the announcement of the documents in relation to the 2015 annual general meeting dated 27 May 2016. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company and/or China Securities Journal and Shanghai Securities News.

As reviewed and approved at the 2016 First Extraordinary General Meeting of the Company dated on 19 August 2016, the company made further amendments to the articles in relation to distribution of profits of the Articles in accordance with the Notice on the Further Implementation of Matters Related to the Listed Company’s Cash Dividends, the Regulatory Guideline No.3 on Listed Company – Listed Company’s Cash Dividends promulgated by CSRC and the Guideline on Listed Company’s Cash Dividends promulgated by the Shanghai Stock Exchange. For details, please refer to the announcement in relation to amendments to the Articles dated 16 June 2016 and the announcement in relation to resolutions passed at 2016 first extraordinary general meeting held on 12 August 2016. The above announcements were also posted on the websites of the Shanghai Stock Exchange and Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

As reviewed and approved at the fifteenth meeting of the sixth session of the Board dated on 6 January 2016, the Company made amendments to the “Terms of Reference for the Audit Committee of the Board” to include risk management as duties of the Audit Committee of the Board. For details, please refer to the announcement on the resolutions passed at the fifteenth meeting of the sixth session of the board of directors dated 16 January 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange and Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

As reviewed and approved at the twenty-second meeting of the sixth session of the Board of the Company, the Company made amendments to the Working Scheme of the Secretary of the Board of Yanzhou Coal Mining Company Limited in accordance with relevant amendment made in Listing Rules of the Shanghai Stock Exchange and Regulations on Board Secretary of Listed Company of Shanghai Stock Exchange.

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Since the listing of the Company, in accordance with PRC Company Law, PRC Securities Law, foreign and domestic laws and regulations in places where the Company’s shares are traded, the Group has set up a relatively regulated and stable corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of the Shareholders as a whole. There is no significant difference between the corporate governance system and the requirements in relevant documents detailed by the CSRC.

(II)	Compliance with corporate governance code and model code

(Prepared in accordance with the Hong Kong Listing Rules)

The Group has set up a relatively regulated and stable corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders.

The Board believes that good corporate governance is important to the operation and development of the Group. The Board regularly reviews corporate governance practices to ensure the Company’s operation is in compliance with the laws, regulations and supervisory rules of places where the shares of the Company are listed, and consistently endeavors to implement a high standard of corporate governance.

The corporate governance rules implemented by the Group include, but not limited to the following: the Articles, the Rules of Procedures for Shareholders’ General Meeting, the Rules of Procedures for the Board of Directors, the Rules of Procedures for Supervisory Committee, the Work Policy of the Independent Directors, the Rules for Disclosure of Information, the Rules for the Approval and the Disclosure of Connected/Related Transactions of the Company, the Rules for the Management of Relationships with Investors, Internal Reporting System for Significant Information, the Code for Securities Transactions of the Management, the Standard of Conduct and Professional Ethics for Senior Employees, the Measures on the Establishment of Internal Control System and the Measures on Overall Risk Management. During the six months ended 30 June 2016, the corporate governance rules and practices of the Group are in compliance with the principles and the code provisions set out in the Corporate Governance Code (the “Code”) contained in the Hong Kong Listing Rules. Some of the corporate governance practices adopted by the Group are more stringent than the Code.

During the reporting period, the Company has strictly complied with the above corporate governance practices without any deviation. For details, please refer to the Report on Corporate Governance of the Company included in 2015 annual report of the Company.

Having made specific enquiries with all the Directors and Supervisors, the Directors and Supervisors have strictly complied with codes set out in Appendix X of Hong Kong Listing Rules headed Model Code for Securities Transactions by Directors of Listed Issuers (“the Model Code”) and the Code for Securities Transactions by Management of the Company during the reporting period. The Company has adopted a code of conduct regarding securities transactions of the Directors and Supervisors on terms no less stringent than the required standard set out in the Model Code.

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(III)	Investor Relations

The Company has continuously modified the Rules for the Management of Relationships with Investors, and improved standard management of investor relations through effective information collection, compilation, examination, disclosure, and feedback management procedures. During the reporting period, the Company facilitated its bidirectional communications with the capital market through face-to-face meetings at international and domestic road-shows, attendance in investment strategy meetings organized by brokers at home and abroad, inviting investors for Company site visits as well as many other means like making full use of “SSE e-interactive platform”, hotlines, faxes and e-mails. The company has had 260 contacts with analysts, fund managers and investors.

XII.	EXPLANATIONS ON OTHER SIGNIFICANT EVENTS

(I)	Analysis and Explanation of the Board on Reasons and Impacts on Changes in Accounting Policies, Accounting Estimates or Accounting Methods

Not applicable.

(II)	Analysis and Explanation of the Board on Reasons and Impacts on Amendments to Previous Significant Errors

Not applicable.

(III)	Other Events

(Prepared in accordance with Hong Kong Listing Rules)

1.	Repurchase, sale or redemption of listed shares of the Company

On 15 May 2014 (New York Time), Yancoal International Trading Co., Ltd., a wholly-owned subsidiary of the Company, issued USD300 million 7.2% senior perpetual capital securities (the “Securities”) and the Company provided an irrevocable and unconditional guarantee for the Securities. On 23 May 2016 (the “Redemption Date”), Yancoal International Trading Co., Ltd. redeemed and cancelled all its outstanding USD300 million Securities previously listed on the Hong Kong Stock Exchange (stock code: 5753) at the redemption price equal to the principal amount of the Securities, together with all distributions accrued to (but not including the Redemption Date). The total redemption price paid by Yancoal International Trading Co., Limited on the Redemption Date is USD310,080,000.There are no outstanding Securities in issue. As at the date of this interim report, its listed position has been cancelled.

For details, please refer to the announcements dated 15 and 16 May 2014, 22 May 2014, 21 April 2016 and 24 May 2016, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

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On 9 May 2012 (New York Time), Yancoal International Resources Development Co., Ltd., a wholly-owned subsidiary of the Company, issued USD450 million in principal with interest rate of 4.461% guaranteed notes due in year 2017 (the “2017 Notes”) and USD550 million in principal with interest rate of 5.730% guaranteed notes due in year 2022 (the “2022 Notes”) and the Company has provided irrevocable and unconditional guarantees for the 2017 Notes and 2022 Notes with these notes listed on the Hong Kong Stock Exchange (stock code: 4551 and 4552, respectively). On 4 May 2016, Yancoal International Resources Development Co., Ltd. offered to repurchase for cash up to a total of the aggregate principal amount of the outstanding 2022 Notes and 2017 Notes. In June 2016, Yancoal International Resources Development Co., Ltd. repurchased a total of USD206,783,000 in principal amount of the 2022 Notes and USD93,203,000 in principal amount of the 2017 Notes, which were subsequently cancelled during the reporting period. The aggregate amount of consideration paid by Yancoal International Resources Development Co., Ltd. in relation to the repurchase of such 2022 and 2017 Notes pursuant to the offer was USD286,444,899.30. As at 20 June 2016, the outstanding aggregate principal amount of the 2022 Notes after such cancellation is USD227,620,000 and the outstanding aggregate principal amount of the 2017 Notes after such cancellation is USD356,797,000.

For details, please refer to the announcements dated 10 May 2012, 4 May 2016, 18 May 2016 and 2 June 2016, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

At the 2014 annual general meeting, the 2015 first class meeting of holders of A shares and the 2015 first class meeting of holders of H shares held on 22 May 2015, the Board was granted a general mandate to repurchase H shares not exceeding 10% of the aggregate nominal value of H shares in issue as at the date of passing the resolution during the relevant authorized period according to needs and market conditions upon obtaining approvals from the relevant regulatory authorities and complying with the relevant laws, regulations and the Articles. In accordance with the general mandate, the Company made three tranches of H shares repurchase in December 2015, with 6,384,000 shares purchased back totally. As at the reporting date, the above H shares has completed relevant paper stock cancellation in Computershare Hong Kong Investor Services Limited, and the necessary domestic registration procedures are still in progress.

At the 2015 annual general meeting dated on 3 June 2016, the Board was granted a general mandate to issue additional H Shares during the relevant authorized period. Under the general mandate, the Board is authorized to issue or not to issue additional H Shares not exceeding 20% of the aggregate nominal value of H Shares in issue as at the date of passing the resolution during the relevant authorized period according to the needs and market conditions upon obtaining approvals from the relevant regulatory authorities and complying with the relevant laws, regulations and the Articles.

As at the 2015 annual general meeting, the 2016 first class meeting of holders of A shares and the 2016 first class meeting of holders of H shares dated on 3 June 2016, the Board was granted a general mandate separately. Under the general mandate, the Company was authorized to repurchase H Shares not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of passing the resolution according to the needs and market conditions upon obtaining approvals from the relevant regulatory authorities and complying with the relevant laws, regulations and the Articles.

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As at the date of this report, the Company has not exercised the above general mandates.

Save as disclosed above, there is no repurchase, sale or redemption of shares of the Company or any subsidiary of the Company during the reporting period.

2.	Remuneration policy

The remuneration for the Directors, Supervisors and senior management is proposed to the Board by the remuneration committee under the Board. Upon review and approval by the Board, any remuneration proposal for the Directors and Supervisors will be proposed to the general meeting for approval. The remuneration for the senior management is reviewed and approved by the Board.

The Company adopts a combined annual remuneration, risk control and special contribution award system as the means for assessing and rewarding the Directors and senior management. The annual remuneration consists of annual basic salary and annual performance salary. The annual basic salary is comprehensively determined according to the operational scale, profitability, operating management difficulty and employees’ income of the Company, whereas annual performance salary is determined by the actual operational results of the Company. The annual basic salaries for the Directors and senior management of the Company are pre-paid on a monthly basis and the annual performance salaries are cashed after the audit assessment to be carried out in the following year.

The Group adopts a post performance salary system for employees other than Directors, Supervisors and senior management, which consists of basic salary and performance-based salary. The performance-based salary is cashed upon assessment of individual post performance while putting the overall economic benefit of the Company into consideration.

3.	Auditors

The details of auditors are set out in the section headed “ VIII. Appointment and Dismissal of Auditors” in this chapter.

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CHAPTER 6 CHANGES IN SHARES AND SHAREHOLDERS

I.	CHANGES IN SHARES

(I)	Changes in Shares

1.	Table of changes in shares

Unit: shares

	Before change Shares Percentage (%)		Increase/ decrease (+, -)	After change Shares Percentage (%)

I. Shares with restricted trading moratorium	170,500	0.0035	10,000	180,500	0.0037
1. State shareholding	0	0	0	0	0
2. Shareholding by state-owned legal person	0	0	0	0	0
3. Other domestic shareholding	170,500	0.0035	10,000	180,500	0.0037
Including: shareholding by domestic non-state-owned legal person shareholding by domestic natural person	0	0	0	0	0

	170,500	0.0035	10,000	180,500	0.0037
4. Foreign shareholding	0	0	0	0	0
II. Shares without trading moratorium	4,911,845,500	99.9965	-10,000	4,911,835,500	99.9963
1. A Shares	2,959,829,500	60.2569	-10,000	2,959,819,500	60.2567
2. Foreign shares domestically-listed	0	0	0	0	0
3. H shares	1,952,016,000	39.7396	0	1,952,016,000	39.7396
III. Total number of shares	4,912,016,000	100	0	4,912,016,000	100

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2.	Explanation on changes in shares

(1)	Explanation on changes in total share capital and its structure

Mr. Li Wei was appointed as the vice chairman of the Company on 3 June 2016. He increased his shareholding by acquiring 10,000 A shares in July 2015 which formed the shares with restricted trading moratorium of the Company. For details, please refer to “changes in shares with restricted trading moratorium” in this chapter.

(2)	The Company repurchased H shares in 2015. The matter of capital reduction after the repurchase has been approved by shareholders’ meeting and is now going through business registration change procedures. The nominal total share capital of the Company is still 4.9184 billion shares.

(3)	The shareholding proportion of shareholders of the Company in this interim report is calculated on the basis of 1,952,016,000 H shares that were deducted after repurchase and total share capital of 4,912,016,000 shares.

3.	The impact of share changes on financial indicators such as earnings per share, net asset value per share from the end of the reporting period to the disclosure date of interim report (if any)

Not applicable.

4.	Other disclosures the Company thinks necessary or required by securities regulatory institutions

As at the latest practicable date prior to the issue of this interim report, according to the information publically available to the Company and within the knowledge of the Directors, the Directors believe that during the reporting period, the public float of the Company is more than 25% of the Company’s total issued shares, which is in compliance with the requirement of the Hong Kong Listing Rules.

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(II)	Changes in Shares with Restricted Trading Moratorium

Unit: shares

Name of shareholder	Number of shares with restricted trading moratorium at the beginning of the reporting period	Number of shares released from trading moratorium	Increase in number of shares with restricted trading moratorium	Number of shares with restricted trading moratorium at the end of the reporting period	Reasons for trading moratorium
Li Wei	0	0	10,000	10,000	Held by Directors, Supervisors and Senior Managementnote

Total	0	0	10,000	10,000	—

Note:	In accordance with the relevant laws, Directors, Supervisors and senior management can only sell up to 25% of the total number of shares held by them during each year of their employment. If the above persons sold any shares held by them within six months after the purchase, or made any purchase within six months after disposal, any gain from such transactions will be attributable to the Company.

II.	SHAREHOLDERS

(I)	Total Number of the Shareholders

Total number of shareholders as at 30 June 2016	51,486
Total number of ordinary shareholders at the end of last month before disclosure date of the interim report	52,281
Total number of preferred shareholders with resumed voting right by the end of the reporting period	0
Total number of preferred shareholders with resumed voting right at the end of last month before disclosure date of the interim report	0

As at 30 June 2016, the Company has a total of 51,486 shareholders, of which 16 were holders of A Shares subject to trading moratorium, 51,167 were holders of A Shares without trading moratorium and 303 were holders of H Shares.

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(II)	Shareholding of Top Ten Shareholders and Top Ten Shareholders Holding Tradable Shares not subject to Trading Moratorium as at 30 June 2016

Unit: share

			Shareholding of top ten shareholders
	Increase/ Decrease during the reporting period	Number of shares held at the end of the reporting period	Percentage (%)	Number of shares held with trading moratorium	Pledge or locked		Nature of shareholders
Name of shareholders					Status	Numbers

Yankuang Group Company Limited	0	2,600,000,000	52.93	0	pledged	520,000,000	State-owned legal person
Hong Kong Securities Clearing Company (Nominees) Limited	1,200	1,944,731,099	39.59	0	unknown		Foreign legal person
China Securities Finance Corporation Limited	-20,461,836	81,434,103	1.66	0	No	0	State-owned legal person
Central Huijin Investment Limited	0	19,355,100	0.39	0	No	0	State-owned legal person
Bank of Communications-RT Sector Rotation Security Investment Fund	6,348,264	6,348,264	0.13	0	No	0	Others
ICBC-UBS SDIC Core Company Security Investment Balanced Fund	4,599,716	4,599,716	0.09	0	No	0	Others
CBC-RT New Energy Flexible Allocation Security Investment Balanced Fund	4,376,522	4,376,522	0.09	0	No	0	Others
BOC-E Fund Active Growth Security Investment Fund	3,999,970	3,999,970	0.08	0	No	0	Others
Gao Hua - HSBC - GOLDMAN, SACHS & CO.	3,954,729	3,954,729	0.08	0	No	0	Foreign legal person
BOC-E Fund Resource Industry Security Investment Balanced Fund	3,606,838	3,606,838	0.07	0	No	0	Others

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Shareholding of top ten shareholders holding tradable shares not subject to trading moratorium

		Class and numbers of shares
Name of share	Numbers of tradable shares held	Class	Numbers

Yankuang Group Company Limited	2,600,000,000	A shares	2,600,000,000
Hong Kong Securities Clearing Company (Nominees) Limited	1,944,731,099	H shares	1,944,731,099
China Securities Finance Corporation Limited	81,434,103	A shares	81,434,103
Central Huijin Investment Limited	19,355,100	A shares	19,355,100
Bank of Communications-RT Sector Rotation Security Investment Fund	6,348,264	A shares	6,348,264
ICBC-UBS SDIC Core Company Security Investment Balanced Fund	4,599,716	A shares	4,599,716
CBC-RT New Energy Flexible Allocation Security Investment Balanced Fund	4,376,522	A shares	4,376,522
BOC-E Fund Active Growth Security Investment Fund	3,999,970	A shares	3,999,970
Gao Hua - HSBC - GOLDMAN, SACHS & CO.	3,954,729	A shares	3,954,729
BOC-E Fund Resource Industry Security Investment Balanced Fund	3,606,838	A shares	3,606,838

Connected relationship or concerted-party relationship among the above shareholders	The subsidiary of Yankuang Group incorporated in Hong Kong held 180,000,000 H shares through HKSCC (Nominees) Limited. The manager of both BOC-E Fund Active Growth Security Investment Fund and BOC-E Fund Resource Industry Security Investment Balanced Fund is E Fund Management Co., Ltd. The manager of both Bank of Communications-RT Sector Rotation Security Investment Fund and CBC-RT New Energy Flexible Allocation Security Investment Balanced Fund is Rongtong Fund Management Co., Ltd. Apart from these, it is unknown whether other shareholders are connected with one another or whether any of these shareholders fall within the meaning of parties acting in concert.

Explanation on the preferred shareholders with resumed voting right and their corresponding number of holding held	No

Notes:

1.	The above information regarding “Total number of Shareholders” and “Shareholding of Top Ten Shareholders and Top Ten Shareholders Holding Tradable Shares Not Subject to Trading Moratorium as at 30 June 2016” is based on the register of members provided by the China Securities Depository and Clearing Corporation Limited Shanghai Branch and the Hong Kong Registrars Limited.
2.	As the clearing and settlement agent for the Company’s H Shares, HKSCC (Nominees) Limited holds the Company’s H Shares in the capacity of a nominee.

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3.	On 26 November 2015, Yankuang Group pledged its 520,000,000 shares of domestic shares without trading moratorium of the Company in favor of the Export-Import Bank of China as full-amount guarantee by way of share pledge for a USD0.5 billion loan provided by The Export-Import Bank of China to the Company. The pledge is for a term of 24 months.
4.	Yankuang Group pledged its 402,000,000 shares and 378,000,000 shares of domestic shares without trading moratorium of the Company in favor of the Qilu Securities (Shanghai) Assets Management Co., Ltd. on 7 July 2016 and 15 July 2016, respectively, for the financing of shares pledge repurchase. The pledge is for a term of 36 months. As at the disclosure date of this interim report, the accumulative shares of the Company pledged by Yankuang Group are 1,300,000,000 shares, accounting for 26.47% of the total share capital.

(III)	Strategic Investors or Ordinary Legal Persons Becoming Top 10 Shareholders through New Shares Allotment

Not applicable.

(IV)	Substantial Shareholders’ Interests and Short Positions in the Shares and Underlying Shares of the Company

As far as the Directors are aware, save as disclosed below, as at 30 June 2016, other than the Directors, Supervisors or chief executives of the Company, there were no other persons who were substantial shareholders of the Company or had interests or short positions in the shares or underlying shares of the Company, which should: I. be disclosed pursuant to Sections 2 and 3 under Part XV of the SFO; II. be recorded in the register to be kept pursuant to Section 336 of the SFO; III. notify the Company and the Hong Kong Stock Exchange in other way.

Name of substantial shareholders	Class of shares	Capacity	Number of shares held (shares)	Nature of interests	Percentage in the H share capital of the Company	Percentage in total share capital of the Company

Yankuang Group	A Shares (state-owned legal person shares)	Beneficial owner	2,600,000,000	Long position	—	52.93%
Yankuang Group①	H shares	Interest of controlled corporations	180,000,000	Long position	9.22%	3.66%
Templeton Asset Management Ltd.	H Shares	Investment manager	233,066,800	Long position	11.94%	4.74%
BNP Paribas Investment Partners SA	H Shares	Investment manager	117,641,207	Long position	6.03%	2.39%

Notes:

①	Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds such H shares in the capacity of beneficial owner.
②	The percentage figures above have been rounded off to the nearest second decimal place.
③	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

During the reporting period, the Company’s controlling Shareholder or its actual controller remain unchanged.

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CHAPTER 7 DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

I.	CHANGES IN SHAREHOLDING

(I)	Changes in Shareholding of Current and Resigned Directors, Supervisors and Senior Management during the Reporting Period

As at the disclosure date of this interim report, save as disclosed below, none of the Directors, chief executives or Supervisors had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) which (i) was required to be recorded in the register established and maintained in accordance with section 352 of the SFO; or (ii) was required to be notified to the Company and Hong Kong Stock Exchange in accordance with the Model Code (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

Shareholding of the Company:

The shareholding of A shares of the Company by Directors, Supervisors and senior management is as follows:

Unit: share

Name	Title	Number of shares held at the beginning of the reporting period	Number of shares held at the end of the reporting period	Increase/ decrease of the reporting period

Li Xiyong	Chairman	10,000	10,000	0
Li Wei	Vice chairman	10,000	10,000	0
Wu Xiangqian	Director, general manager	10,000	10,000	0
Wu Yuxiang	Director	30,000	30,000	0
Zhao Qingchun	Director, CFO	0	0	0
Guo Dechun	Director	0	0	0
Guo Jun	Employee director	10,000	10,000	0
Wang Lijie	Independent director	0	0	0
Jia Shaohua	Independent director	0	0	0
Wang Xiaojun	Independent director	0	0	0
Qi Anbang	Independent director	0	0	0
Zhang Shengdong	Chairman of supervisory committee	10,000	10,000	0
Gu Shisheng	Vice chairman of supervisory committee	10,000	10,000	0
Meng Qingjian	Supervisor	0	0	0
Xue Zhongyong	Supervisor	0	0	0
Jiang Qingquan	Employee supervisor	10,000	10,000	0
Chen Zhongyi	Employee supervisor	10,500	10,500	0
Shi Chengzhong	Deputy general manager	10,000	10,000	0
Liu Chun	Deputy general manager	10,000	10,000	0
Ding Guangmu	Deputy general manager	10,000	10,000	0
Wang Fuqi	Chief engineer	10,000	10,000	0
Zhao Honggang	Deputy general manager	10,000	10,000	0
Jin Qingbin	Secretary to the Board	0	0	0
Yin Mingde	Director (resigned)	10,000	10,000	0
Zhang Baocai	Director, deputy general manager, secretary to the Board (resigned)	0	0	0
Xue Youzhi	Independent director (resigned)	0	0	0
Zhen Ailan	Supervisor (resigned)	10,000	10,000	0

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CHAPTER 7 DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES – CONTINUED

As at 30 June 2016, the current and resigned Directors, Supervisors and senior management together held 180,500 A shares of the Company, representing 0.00367% of the total issued share capital of the Company.

All of the above disclosed interests represent the Company’s long position in shares.

Shareholding in associated corporations of the Company:

The shareholding of Yancoal Australia by Directors, Supervisors and senior management of the Company:

Name	Position	Number of shares held at 1 January 2016	Number of shares held at 30 June 2016	Increase/decrease during the reporting period (shares)
Zhang Baocai	Director, deputy general manager, secretary to the Board (resigned)	1,162,790	1,162,790	0

Save as disclosed above, none of the Directors, Supervisors or senior management of the Company held any Company’s shares, share options or granted restricted stocks. During the six months ended 30 June 2016, none of the Directors, Supervisors, senior management nor their respective spouses or children under the age of 18 were granted any rights by the Company to subscribe for any interests in the shares, underlying shares or debentures of the Company or its associated corporations.

(II)	Share Incentive Mechanism to the Directors, Supervisors and Senior Management During the Reporting Period

Not applicable.

II.	CHANGES IN POSITIONS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF THE COMPANY

Name	Title	Changes	Reasons for Change

Li Wei	Vice Chairman	Elected	work allocation
Zhao Qingchun	Director, CFO	Elected	work allocation
Guo Dechun	Director	Elected	work allocation
Guo Jun	Employee director	Elected	work allocation
Qi Anbang	Independent director	Elected	work allocation
Meng Qingjian	Supervisor	Elected	work allocation
Xue Zhongyong	Supervisor	Elected	work allocation
Jiang Qingquan	Employee supervisor	Elected	work allocation
Wu Xiangqian	General manager	Appointed	work allocation
Jin Qingbin	Secretary to the Board	Appointed	work allocation
Yin Mingde	Director	Resigned	work allocation
Zhang Baocai	Director, deputy general manager, secretary to the Board	Resigned	work allocation
Jiang Qingquan	Employee director	Resigned	work allocation
Xue Youzhi	Independent director	Resigned	work allocation
Zhen Ailan	Supervisor	Resigned	work allocation
Guo Jun	Employee supervisor	Resigned	work allocation
Wu Yuxiang	CFO	Resigned	work allocation

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CHAPTER 7 DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES – CONTINUED

III.	OTHER EXPLANATION

(I)	Changes of Members of the Board

At the 2015 annual general meeting held on 3 June 2016, Mr. Li Wei, Mr. Zhao Qingchun and Mr. Guo Dechun were elected as the non-independent Directors, and Mr. Qi Anbang was elected as the independent Director. The term of office starts from the closing of the 2015 annual general meeting and ends up at the closing of the Shareholders’ meeting for the election of members for the seventh session of the Board. Mr. Yin Mingde and Mr. Zhang Baocai resigned from the positions of non-independent Directors, and Mr. Xue Youzhi resigned from the position of independent Director.

At the employee representatives meeting of the Company held on 3 June 2016, Mr. Guo Jun was elected as a employee Director, and Mr. Jiang Qingquan resigned from the position of employee Director.

Mr. Wang Lijie, the independent director of the Company, submitted his resignation on 13 August 2016 and proposed to resign from the independent director and other relevant positions in the special committee of the Board for some physical reasons. And he will continue to perform his duties in pursuant to laws, regulations, and the Articles before a new independent director elected and appointed in shareholders’ meeting.

(II)	Changes of Members of the Supervisory Committee

Due to work allocation, Ms. Zhen Ailan, the former Supervisor of the Company, submitted her resignation on 29 March 2016 and resigned from the position of Supervisor with effect from the same day.

As considered and approved by the 2015 annual general meeting held on 3 June 2016, Mr. Meng Qingjian and Mr. Xue Zhongyong were elected as the non-independent employee Supervisors. The term of office starts from the closing of the 2015 annual general meeting and ends up at the closing of the Shareholders’ meeting for the election of members for the seventh session of the Board.

At the employee representatives meeting of the Company held on 3 June 2016, Mr. Jiang Qingquan was elected as a employee Supervisor, and Mr. Guo Jun resigned from the position of employee Supervisor.

(III)	Changes of Members of the Senior Management

As considered and approved at the fifteenth meeting of the six session of the Board held on 6 January 2016, Mr. Wu Xiangqian was appointed as the general manager of the Company and Mr. Zhao Qingchun was appointed as the CFO of the Company. Mr. Wu Yuxiang resigned from the position of the chief financial officer.

Due to work allocation, Mr. Zhang Baocai, the former deputy general manager of the Company and the secretary to the Board, submitted his resignation and resigned from the position of the deputy general manager and the secretary to the Board with effect from 29 March 2016.

As considered and approved by the seventeenth meeting of the sixth session of the Board held on 29 March 2016, Mr. Jin Qingbin was appointed as the secretary to the Board and the company secretary, and Ms. Leung Wing Han Sharon was appointed as the joint company secretary.

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CHAPTER 7 DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES – CONTINUED

IV.	CHANGES IN POSITIONS OF CURRENT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN SUBSIDIARIES OF THE COMPANY

(Prepared in accordance with the Hong Kong Listing Rules)

Title	Name	Before change	After change	New employment

Director, general manager	Wu Xiangqian	Chairman and general manager of Ordos Neng Hua	—	Since 5 January 2016
		Chairman of Haosheng Company	—	Since 5 January 2016
		—	Chairman of Duanxin Investment Holding (Shenzhen) Co., Ltd.	Since 22 March 2016
Director	Wu Yuxiang	Chairman of Supervisory Committee of Huadian Zouxian Power Generation Co., Ltd.	—	26 April 2016
Director, CFO	Zhao Qingchun	—	Director, general manager of Duanxin Investment Holding (Shenzhen) Co., Ltd.	22 March 2016
		—	Chairman of Supervisory Committee of Huadian Zouxian Power Generation Co., Ltd.	26 April 2016
		—	Executive director of Qingdao Duanxin Assets Management Co., Ltd.	3 August 2016

V.	EMPLOYEES

As at 30 June 2016, the Group had a total of 64,599 employees, of whom 5,052 were administrative personnel, 4,270 were technicians, 40,193 were involved in production and 15,084 were other supporting staff.

During the six months ended 30 June 2016, the total wages and allowances of the staff of the Group for the reporting period amounted to RMB2.5954 billion.

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CHAPTER 8 CORPORATE BONDS

(The financial data listed in this section were calculated in accordance with the CASs)

I.	BASIC INFORMATION OF CORPORATE BONDS

Unit: RMB100 million

Name	Abbreviation	Code	Issue date	Maturity date	Balance	Interest rate	Way to repay capital and interest	Trade place

2012 Corporate Bond of Yanzhou Coal (second tranche)	12 Yanzhou Coal 04	122272	2014/3/3	2024/3/3	30.50	6.15%	Interest paid once a year, the entire principal repaid at one time at maturity, the final interest paid together with the principal.	Shanghai Stock Exchange
2012 Corporate Bond of Yanzhou Coal (second tranche)	12 Yanzhou Coal 03	122271	2014/3/3	2019/3/3	19.50	5.92%
2012 Corporate Bond of Yanzhou Coal (first tranche)	12 Yanzhou Coal 02	122168	2012/7/23	2022/7/23	40	4.95%
2012 Corporate Bond of Yanzhou Coal (first tranche)	12 Yanzhou Coal 01	122167	2012/7/23	2017/7/23	10	4.20%

II.	CONTACT INFORMATION OF CORPORATE BOND TRUSTEE AND CREDIT RATING AGENCY

Bond trustee	Name	BOC International China Limited (“BOC International”)
	Office address	7/F, No. 110 Xidan North Avenue, Xicheng District, Beijing, PRC
	Contact person	He Yinhui
	Contact number	(8621) 20328000

Credit rating agency	Name	Dagong Global Credit Rating Co., Ltd.
	Office address	29/F, Unit A, Eagle Run Plaza, No.26 Xiaoyun Road, Chaoyang District,
Beijing, P.R.China

Other explanation:

As at the disclosure date of this interim report, Yanzhou Coal Mining Co., Ltd. has paid the interests of 2012 corporate bond (first tranche) and 2012 corporate bond (second tranche) on schedule.

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CHAPTER 8 CORPORATE BONDS – CONTINUED

(The financial data listed in this section were calculated in accordance with the CASs)

III.	USE OF PROCEEDS BY CORPORATE BONDS

The 2012 corporate bond (first tranche) and the 2012 corporate bond (second tranche) of Yanzhou Coal Mining Co., Ltd. issued proceeds of RMB5 billion (before deducting issue expenses), respectively, with RMB10 billion funds raised in total. The whole proceeds were used to replenish working capital including technical improvement for old mines, construction on new mines, coal mining, procurement and repair for preparation equipments, and the continuous input to ensure the safety production of coal mines. The utilization and use plan keep consistent with the prospectus.

As at the disclosure date of this interim report, the bond balance of 2012 corporate bond (first tranche) of Yanzhou Coal Mining Co., Ltd. was RMB5 billion. The bond balance of 2012 corporate bond (second tranche) of Yanzhou Coal Mining Co., Ltd. was RMB5 billion.

IV.	INFORMATION ON CREDIT RATING AGENCY OF CORPORATE BOND

1.	On 28 April 2016, the track rating made by Dagong Global Credit Rating Co., Ltd. according to the condition during the reporting period was as follows: the long-term credit rating to the Company remains AAA; the credit rating to 12 Yanzhou Coal 01, 12 Yanzhou Coal 02, 12 Yanzhou Coal 03, 12 Yanzhou Coal 04 remains AAA. The relevant information was published on the websites of Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, respectively, on 3 May 2016.

2.	During the reporting period, the bond rating of 2012 corporate bond (first tranche) and 2012 corporate bond (second tranche) of Yanzhou Coal Mining Co., Ltd. remain AAA without any change, which indicates that the risk of bonds unable to repay at maturity is lowest.

V.	CREDIT ENHANCEMENT MECHANISM, DEBT PAYMENT SCHEME AND OTHER RELEVANT INFORMATION OF CORPORATE BONDS DURING THE REPORTING PERIOD

During the reporting period, credit enhancement mechanism, debt payment scheme and other debt payment supporting measures has not changed.

1.	Guarantee

Yankuang Group provided an irrevocable and joint liability guarantee for the full amount of 2012 corporate bond (first tranche) and 2012 corporate bond (second tranche) of Yanzhou Coal Mining Co., Ltd. unconditionally and irrevocably. The guarantee was approved by the board of directors of Yankuang Group on 2 January 2012.

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CHAPTER 8 CORPORATE BONDS – CONTINUED

(The financial data listed in this section were calculated in accordance with the CASs)

Key financial data and indicators of Yankuang Group (unaudited financial data) are as follows:

Unit: RMB10 thousand

	30 June 2016	31 December 2015

Net assets	5,380,855	5,061,598
Liability to asset ratio	74.9%	74.8%
Return rate on net assets	0.16%	0.35%
Current ratio	1.19	1.35
Liquidity ratio	0.87	1.01
Credit status of guarantor	AAA	AAA
Accumulative balance of external guarantee	510,000	510,000
Accumulative balance of external guarantee to net assets ratio	9.48%	9.64%

2.	Debt repayment plan

The value date of 12 Yanzhou Coal 01 is on 23 July 2012. Bond interest will be paid once a year within the duration from the value date. The payment date of 12 Yanzhou Coal 01 for the previous interest year from 2012 to 2017 is in 23 July (the date will be extended to the next banking day in case it is not banking day, hereinafter inclusive). The maturity date of 12 Yanzhou Coal 01 is on 23 July 2017. The principal and the final interest should be paid in the maturity date.

The value date of 12 Yanzhou Coal 02 is on 23 July 2012. Bond interest will be paid once a year within the duration from the value date. The payment date of 12 Yanzhou Coal 02 for the previous interest year from 2012 to 2022 is in 23 July. The maturity date of 12 Yanzhou Coal 02 is on 23 July 2022. The principal and the final interest should be paid in the maturity date.

The value date of 12 Yanzhou Coal 03 is on 3 March 2014. Bond interest will be paid once a year within the duration from the value date. The payment date of 12 Yanzhou Coal 03 for the previous interest year from 2015 to 2019 is in 3 March. The maturity date of 12 Yanzhou Coal 03 is on 3 March 2019. The principal and the final interest should be paid in the maturity date.

The value date of 12 Yanzhou Coal 04 is on 3 March 2014. Bond interest will be paid once a year within the duration from the value date. The payment date of 12 Yanzhou Coal 04 for the previous interest year from 2015 to 2024 is in 3 March. The maturity date of 12 Yanzhou Coal 04 is on 3 March 2024. The principal and the final interest should be paid in the maturity date.

The payment of principal and interest for 2012 corporate bond (first tranche) and 2012 corporate bond (second tranche) of Yanzhou Coal Mining Co., Ltd. will be conducted by bond registration & depository institution and relevant organizations. The payment detail will be explained in the announcement issued through the media designated by the Company in CSRC according to relevant requirements.

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CHAPTER 8 CORPORATE BONDS – CONTINUED

(The financial data listed in this section were calculated in accordance with the CASs)

3.	Debt payment supporting plan

During the reporting period, the plan and measures for debt payment supporting is coincident with the prospectus, including:

(1) establish specialized team for debt payment; (2) ensure that the fixed fund is used for its specified purpose only; (3) give full play to the role of bond trustee; (4) formulate the rules for bondholder’s meeting; (5) disclose the information strictly; (6) when the Company cannot pay back the principal and interests of this bond in time, the Company undertakes to take the following measures to effectively protect the interest of bondholders: ① don’t distribute profits to shareholders; ② postpone the implementation of significant external investment, merger and acquisition and other capital expenditure projects; ③ reduce or suspend the salaries and bonuses for directors and senior management; ④ main responsibility person cannot be transferred.

4.	Special account for debt payment

The Company didn’t set up the special account for debt payment.

VI.	BONDHOLDER’S MEETING

During the reporting period, there was no bondholder’s meeting.

VII.	PERFORMANCE OF DUTIES BY BOND TRUSTEE

The Company and BOC International (China) Limited (“BOC International”) entered into the Agreement on Bond Entrusted Management in January 2012, according to which, BOC International was appointed as the trustee of this bond. During the reporting period, reports on entrusted management businesses have been disclosed by BOC International and posted in the website of Shanghai Stock Exchange.

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CHAPTER 8 CORPORATE BONDS – CONTINUED

(The financial data listed in this section were calculated in accordance with the CASs)

VIII.	ACCOUNTING DATA AND FINANCIAL INDICATORS AS AT THE END OF THE REPORTING PERIOD AND PREVIOUS YEAR (OR DURING THE REPORTING PERIOD AND THE CORRESPONDING PERIOD OF PREVIOUS YEAR)

	As at 30 June 2016	As at 31 December 2015	Increase/ decrease (%)

Current ratio	0.86	1.17	-26.50
Liquidity ratio	0.61	0.75	-18.67
Liability to asset ratio	67.06%	69.08%	decrease 2.02 percentage point
Loan repayment rate	100%	100%	0

	January-June, 2016	January-June, 2015	Increase/ decrease (%)

EBITDA interest cover ratio	1.63	1.65	-1.21
Interest cover ratio	100%	100%	0

IX.	ASSETS STATUS OF THE COMPANY AT THE END OF THE REPORTING PERIOD

As at 30 June 2016, assets mortgage and pledge status of the Company are as follows:

Unit: RMB’000

Items	Book value at 30 June 2016	Restricted reason

Cash and cash equivalents	1,107,940	Environment management guarantee deposit, other deposit
Notes receivable	567,858	Note pledging
Inventories	1,583,546	Mortgage loan
Fixed Assets	17,683	Mortgage loan
Total assets of Premier coal mine	1,311,535	Mortgage loan
Total	4,588,562	—

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CHAPTER 8 CORPORATE BONDS – CONTINUED

(The financial data listed in this section were calculated in accordance with the CASs)

X.	INTEREST PAYMENT OF OTHER BONDS AND DEBT FINANCING INSTRUMENTS

(I)	The Issuance of Other Bonds and Financing Instruments

From 1 January 2016 to the disclosure date of this interim report, details on other bonds and financing instruments issued by the Group in the PRC are as follows:

	2016 first tranche of super-short term notes	2016 second tranche of super-short term notes	2016 third tranche of super-short term notes	2016 forth tranche of super-short term notes	2016 fifth tranche of super-short term notes

Examination and approval procedures	Considered and approved at the 2014 annual general meeting of the Company held on 22 May 2015	Considered and approved at the 2014 annual general meeting of the Company held on 22 May 2015	Considered and approved at the 2014 annual general meeting of the Company held on 22 May 2015	Considered and approved at the 2014 annual general meeting of the Company held on 22 May 2015	Considered and approved at the 2014 annual general meeting of the Company held on 22 May 2015
Issuer	Yanzhou Coal	Yanzhou Coal	Yanzhou Coal	Yanzhou Coal	Yanzhou Coal
Issue date	22 February 2016	3 March 2016	25 March 2016	25 March 2016	29 June 2016
Value date	24 February 2016	4 March 2016	28 March 2016	29 March 2016	30 June 2016
Maturity date	20 November 2016	29 November 2016	23 December 2016	24 December 2016	27 March 2017
Interest rate	3.40%	3.29%	3.40%	3.38%	4.39%
Issue price	RMB100/par value RMB100	RMB100/par value RMB100	RMB100/par value RMB100	RMB100/par value RMB100	RMB100/par value RMB100
Amount of issue	RMB4 billion	RMB4 billion	RMB2 billion	RMB2 billion	RMB1.5 billion
Net proceeds	RMB3.994 billion	RMB3.994 billion	RMB1.994 billion	RMB1.994 billion	RMB1.49775 billion
Use of proceeds	Replenishment of working capital for operation and production	Replenishment of working capital for operation and production	Replenishment of working capital for operation and production	Replenishment of working capital for operation and production	Replenishment of working capital for operation and production
Total amount of proceeds that has been used during the reporting period	RMB3.994 billion	RMB3.994 billion	RMB1.994 billion	RMB1.994 billion	RMB1.49775 billion
Total accumulated amount of proceeds that has been used	RMB3.994 billion	RMB3.994 billion	RMB1.994 billion	RMB1.994 billion	RMB1.49775 billion
Whether the principal or interest payment breached the contract	No	No	No	No	No
Significant litigations affected by reimbursement schedule of bonds	Nil	Nil	Nil	Nil	Nil

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CHAPTER 8 CORPORATE BONDS – CONTINUED

(The financial data listed in this section were calculated in accordance with the CASs)

(II)	Principal and Interest Payment of Other Bonds and Financing Instruments during the Reporting Period

The Company paid the principal and interest of the short-term note, super-short term note, medium-term note and USD bond due within the reporting period on schedule without the default.

XI.	BANK CREDIT STATUS DURING THE REPORTING PERIOD

As at 30 June 2016, the total bank credit limit of the Company was RMB87.579 billion, of which, RMB43.216 billion has been used, RMB44.363 billion remained unused. In the first half of 2016, the Company repaid the principal and interest of bank loan amounting to RMB8.727 billion on schedule without extension, drawdown and default.

XII.	PERFORMANCE OF THE RELEVANT AGREEMENT OR COMMITMENT IN BOND PROSPECTUS DURING THE REPORTING PERIOD

The Company strictly performed the relevant agreement and fulfilled the commitment of prospectus without any default. There was no safety matter to affect investor’s fund.

XIII.	EFFECT ON OPERATIONS AND DEBT PAYING ABILITY OF THE COMPANY BY SIGNIFICANT EVENTS

For the information on significant events and latest progress of the Company, please refer to “Chapter 5 Significant Events” in this interim report.

The abovementioned significant events had no great effects on the Company’s operation and didn’t influence the debt payment ability to investors as the Company operates stably and has smooth financing channel.

82      Yanzhou Coal Mining Company Limited  Interim Report 2016

CHAPTER 9 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2016

		Six months ended June 30,
	Notes	2016 RMB’000 (unaudited)	2015 RMB’000 (unaudited)

Gross sales of coal	5	10,618,970	16,472,325
Railway transportation service income		100,086	156,455
Gross sales of electricity power		276,303	286,641
Gross sales of methanol		1,070,440	1,218,377
Gross sales of heat supply		10,084	10,160
Gross sales of equipment manufacturing		504,831	—

Total revenue		12,580,714	18,143,958
Transportation costs of coal	5	(877,151)	(934,150)
Cost of sales and service provided	6	(7,401,641)	(12,864,543)
Cost of electricity power		(225,677)	(249,910)
Cost of methanol		(732,088)	(869,177)
Cost of heat supply		(4,290)	(4,047)
Cost of equipment manufacturing		(407,981)	—

Gross profit		2,931,886	3,222,131
Selling, general and administrative expenses		(3,083,733)	(2,844,697)
Share of profit of associates		217,361	227,629
Share of loss of joint ventures		(28,239)	(77,646)
Other income	7	1,524,701	1,219,200
Interest expenses	8	(1,132,759)	(1,502,540)

Profit before income taxes	9	429,217	244,077
Income taxes	10	(72,466)	(242,546)

Profit for the period		356,751	1,531

Attributable to:
Equity holders of the Company		375,236	(50,626)
Owners of perpetual capital securities		209,799	132,896
Non-controlling interests
– Perpetual capital securities		60,848	66,535
– Other		(289,132)	(147,274)

		356,751	1,531

Earnings (Loss) per share, basic and diluted	12	RMB 0.08	(RMB 0.01)

Earnings (Loss) per ADS, basic and diluted	12	RMB 0.76	(RMB 0.1)

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CHAPTER 9 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2016

	Six months ended June 30,
	2016 RMB’000 (unaudited)	2015 RMB’000 (unaudited)

Profit for the period	356,751	1,531

Other comprehensive income (loss) (after income tax):
Items that may be reclassified subsequently to profit or loss:

Available-for-sale investments:
Change in fair value	(46,417)	132,946
Reclassification adjustments for amounts transferred to income statement (included in other income)	(14,773)	—
Deferred taxes	15,297	(33,237)

	(45,893)	99,709

Cash flow hedges:
Cash flow hedge reserve recognized in other comprehensive income	199,414	86,983
Reclassification adjustments for amounts transferred to income statement (Included in selling, general and administrative expenses)	117,890	(23,565)
Deferred taxes	(18,553)	(24,262)

	298,751	39,156

Share of other comprehensive income of associates	15,781	22,637
Exchange difference arising on translation of foreign operations	539,422	(2,337,288)

Other comprehensive income (loss) for the period	808,061	(2,175,786)

Total comprehensive income (loss) for the period	1,164,812	(2,174,255)

Attributable to:
Equity holders of the Company	978,023	(1,792,928)
Owners of perpetual capital securities	209,799	132,896
Non-controlling interests
– Perpetual capital securities	60,848	66,535
– Others	(83,858)	(580,758)

	1,164,812	(2,174,255)

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CHAPTER 9 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2016

	Notes	At June 30, 2016 RMB’000 (unaudited)	At December 31, 2015 RMB’000 (audited)

ASSETS
CURRENT ASSETS
Bank balances and cash		14,866,244	20,175,120
Term deposits	13	1,755,548	2,995,066
Restricted cash	13	1,121,301	407,711
Bills and accounts receivable	14	7,181,938	5,976,837
Long term receivables – due within one year		1,683,072	1,565,194
Royalty Receivable	26(i)	83,681	93,083
Inventories		2,029,385	1,852,333
Prepayments and other receivables	15	8,230,693	7,968,818
Prepaid lease payments		24,195	23,407
Derivative financial instruments		953	—
Tax recoverable		20,475	12,976

		36,997,485	41,070,545
Assets classified as held for sale		—	7,740,520

TOTAL CURRENT ASSETS		36,997,485	48,811,065

NON-CURRENT ASSETS
Intangible assets	16	32,697,886	32,243,310
Prepaid lease payments		888,040	900,942
Property, plant and equipment	17	47,074,879	45,615,970
Goodwill		2,310,316	2,296,083
Investments in securities	18	2,406,421	944,410
Interests in associates		4,944,020	3,263,764
Interests in joint ventures		40,075	57,479
Long term receivables – due after one year		6,873,060	247,339
Royalty Receivable	26(i)	873,792	875,444
Deposits made on investments		118,926	118,926
Deferred tax assets	22	7,171,411	7,097,143

TOTAL NON-CURRENT ASSETS		105,398,826	93,660,810

TOTAL ASSETS		142,396,311	142,471,875

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CHAPTER 9 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED BALANCE SHEET — CONTINUED

AT JUNE 30, 2016

	Notes	At June 30, 2016 RMB’000 (unaudited)	At December 31, 2015 RMB’000 (audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	19	4,834,757	4,207,366
Other payables and accrued expenses		7,894,255	9,009,307
Provision for land subsidence, restoration, rehabilitation and environmental costs	20	2,616,427	2,616,998
Amounts due to Parent Company and its subsidiary companies		78,931	190,150
Borrowings – due within one year	21	29,237,832	23,903,217
Long term payable and provision – due within one year		415,205	398,566
Derivative financial instruments		944	5,442
Tax payable		368,525	204,418

		45,446,876	40,535,464
Liabilities directly associated with assets classified as held for sale		—	1,520,831

TOTAL CURRENT LIABILITIES		45,446,876	42,056,295

NON-CURRENT LIABILITIES
Borrowings-due after one year	21	39,739,568	45,576,588
Deferred tax liability	22	7,261,787	7,823,565
Provision for land subsidence, restoration, rehabilitation and environmental costs	20	598,309	582,741
Long term payable and provision – due after one year		608,513	631,032

TOTAL NON-CURRENT LIABILITIES		48,208,177	54,613,926

TOTAL LIABILITIES		93,655,053	96,670,221

CAPITAL AND RESERVES
Share capital	23	4,918,400	4,918,400
Reserves	23	31,381,671	30,451,501

Equity attributable to equity holders of the Company		36,300,071	35,369,901
Owners of perpetual capital securities	24	6,617,682	6,661,683
Non-controlling interests
– Perpetual capital securities	24	—	1,854,837
– Subordinated capital notes	25	3,102	3,102
– Others		5,820,403	1,912,131

TOTAL EQUITY		48,741,258	45,801,654

TOTAL LIABILITIES AND EQUITY		142,396,311	142,471,875

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CHAPTER 9 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2016

	Attributable to equity holders of the Company										Non-controlling interests
	Share capital RMB’000 (note 23)	Share premium RMB’000	Future development fund RMB’000 (note 23)	Statutory common reserve fund RMB’000 (note 23)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Total RMB’000	Perpetual Capital Securities issued by the Company RMB’000 (note 24a)	Perpetual Capital Securities issued by a subsidiary RMB’000 (note 24b)	Subordinated Capital Notes RMB’000 (note 25)	Others RMB’000	Total RMB’000

Balance at January 1, 2015	4,918,400	2,981,002	1,659,447	5,930,111	(4,916,438)	140,185	(1,455,942)	29,469,081	38,725,846	2,521,456	1,851,903	3,102	2,896,209	45,998,516

Profit (loss) for the period (unaudited)	—	—	—	—	—	—	—	(50,626)	(50,626)	132,896	66,535	—	(147,274)	1,531
Other comprehensive income (loss) (unaudited):
– Fair value change of available-for-sale investments	—	—	—	—	—	99,709	—	—	99,709	—	—	—	—	99,709
– Share of comprehensive income from associate	—	—	—	—	—	22,637	—	—	22,637	—	—	—	—	22,637
– Cash flow hedge reserve recognized	—	—	—	—	—	—	31,384	—	31,384	—	—	—	7,772	39,156
– Exchange difference arising on translation of foreign operations	—	—	—	—	(1,896,032)	—	—	—	(1,896,032)	—	—	—	(441,256)	(2,337,288)

Total comprehensive income (loss) for the period (unaudited)	—	—	—	—	(1,896,032)	122,346	31,384	(50,626)	(1,792,928)	132,896	66,535	—	(580,758)	(2,174,255)

Transactions with owners (unaudited)
– Issuance of perpetual capital securities	—	—	—	—	—	—	—	—	—	3,964,000	—	—	—	3,964,000
– Distribution paid to holders of perpetual capital securities	—	—	—	—	—	—	—	—	—	—	(66,184)	—	—	(66,184)
– Appropriations to and utilization of reserves	—	—	(656,675)	75,959	—	—	—	580,716	—	—	—	—	—	—
– Dividends	—	—	—	—	—	—	—	(98,368)	(98,368)	—	—	—	—	(98,368)

Total transactions with owners (unaudited)	—	—	(656,675)	75,959	—	—	—	482,348	(98,368)	3,964,000	(66,184)	—	—	3,799,448

Balance at June 30, 2015	4,918,400	2,981,002	1,002,772	6,006,070	(6,812,470)	262,531	(1,424,558)	29,900,803	36,834,550	6,618,352	1,852,254	3,102	2,315,451	47,623,709

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CHAPTER 9 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY — CONTINUED

FOR THE SIX MONTHS ENDED JUNE 30, 2016

	Attributable to equity holders of the Company											Non-controlling interests
	Share capital RMB’000 (note 23)	Capital reserve RMB’000 (note 23)	Share premium RMB’000	Future development fund RMB’000 (note 23)	Statutory common reserve fund RMB’000 (note 23)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Total RMB’000	Perpetual Capital Securities issued by the Company RMB’000 (note 24a)	Perpetual Capital Securities issued by a subsidiary RMB’000 (note 24b)	Subordinated Capital Notes RMB’000 (note 25)	Others RMB’000	Total RMB’000

Balance at January 1, 2016	4,918,400	(19,439)	2,981,002	978,661	5,952,503	(8,380,297)	102,760	(1,357,255)	30,193,566	35,369,901	6,661,683	1,854,837	3,102	1,912,131	45,801,654

Profit (loss) for the period (unaudited)	—	—	—	—	—	—	—	—	375,236	375,236	209,799	60,848	—	(289,132)	356,751
Other comprehensive income (loss) (unaudited):
– Fair value change of available-for-sale investments	—	—	—	—	—	—	(45,893)	—	—	(45,893)	—	—	—	—	(45,893)
– Share of comprehensive income from associate	—	—	—	—	—	—	15,781	—	—	15,781	—	—	—	—	15,781
– Cash flow hedge reserve recognized	—	—	—	—	—	—	—	260,654	—	260,654	—	—	—	38,097	298,751
– Exchange difference arising on translation of foreign operations	—	—	—	—	—	372,245	—	—	—	372,245	—	—	—	167,177	539,422

Total comprehensive income (loss) for the period (unaudited)	—	—	—	—	—	372,245	(30,112)	260,654	375,236	978,023	209,799	60,848	—	(83,858)	1,164,812
Transactions with owners (unaudited)
– Distribution paid to holders of perpetual capital securities	—	—	—	—	—	—	—	—	—	—	(253,800)	(79,938)	—	—	(333,738)
– Establishment of Duanxin Mingren	—	—	—	—	—	—	—	—	—	—	—	—	—	4,000,000	4,000,000
– Appropriations to and utilization of reserves	—	—	—	(195,583)	—	—	—	—	195,583	—	—	—	—	—	—
– Dividends	—	—	—	—	—	—	—	—	(49,120)	(49,120)	—	—	—	(4,200)	(53,320)
– Acquisition of non controlling interests	—	—	—	—	—	—	—	—	1,267	1,267	—	—	—	(3,670)	(2,403)
– Redemption of perpetual capital securities	—	—	—	—	—	—	—	—	—	—	—	(1,835,747)	—	—	(1,835,747)

Total transactions with owners (unaudited)	—	—	—	(195,583)	—	—	—	—	147,730	(47,853)	(253,800)	(1,915,685)	—	3,992,130	1,774,792

Balance at June 30, 2016	4,918,400	(19,439)	2,981,002	783,078	5,952,503	(8,008,052)	72,648	(1,096,601)	30,716,532	36,300,071	6,617,682	—	3,102	5,820,403	48,741,258

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CHAPTER 9 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2016

	Six months ended June 30,
	2016 RMB’000 (unaudited)	2015 RMB’000 (unaudited)

NET CASH USED IN OPERATING ACTIVITIES	(77,417)	(2,042,466)

NET CASH USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2,461,185)	(2,157,259)
Purchase of intangible assets	(11,330)	(137,489)
Decrease/(increase) in term deposits	1,239,554	(451,767)
Increase in long term receivables	(528,959)	(56,729)
Reduction of cash balance from transfer of control in a subsidiary	(52,419)	—
Increase in interest in an associate	(550,000)	(264,560)
(Increase)/decrease in restricted cash	(713,046)	176,448
Proceeds on disposal of property, plant and equipment	347,573	7,151
Increase in investment securities	(2,315,139)	(782,948)
Increase in derivative financial instruments	944	—
Acquisition of additional interests in a subsidiary	(2,403)	—
Increase in interest in a joint venture	(10,000)	(7,000)
Acquisition of additional interests in joint operation	—	(90,315)

	(5,056,410)	(3,764,468)

NET CASH (USED IN) FROM FINANCING ACTIVITIES
Contribution from non-controlling interests in respect of Duanxin Mingren	4,000,000	—
Dividend paid	(53,320)	(98,368)
Proceeds from bank borrowings	2,394,900	1,863,710
Proceeds from other borrowings	—	8,824
Proceeds from issuance of guaranteed notes	13,488,667	9,982,500
Proceeds from issuance of perpetual capital securities	—	3,964,000
Repayments of bank borrowings	(7,807,208)	(4,775,596)
Redemption of perpetual capital securities	(1,835,747)	—
Repayment of guarantee note	(10,000,000)	(5,000,000)
Distribution paid to perpetual capital security holders	(333,738)	(66,184)

	(146,446)	5,878,886

Net (decrease)/increase in cash and cash equivalents	(5,280,273)	71,952

CASH AND CASH EQUIVALENTS, AT BEGINNING OF THE PERIOD	20,175,120	15,041,928
Effect of foreign exchange rate changes	(28,603)	(17,148)

CASH AND CASH EQUIVALENTS, AT END OF THE PERIOD
REPRESENTED BY BANK BALANCES AND CASH	14,866,244	15,096,732

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CHAPTER 9 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016

1.	GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a Sino-foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Stock Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The addresses of the registered office and principal place of business of the Company are disclosed in the Group Profile and General Information to the interim report.

The Company operates eight coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”), Jining III coal mine (“Jining III”), Beisu coal mine (“Beisu”) and Yangcun coal mine (“Yangcun”) as well as a regional rail network that links the eight mines with the national rail network. The Company’s parent and ultimate holding company is Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC.

Acquisitions and establishment of major subsidiaries

In 2006, the Company acquired 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemicals Company Limited (“Shanxi Tianhao”). In 2010, Shanxi Neng Hua acquired approximately 0.04% equity interest of Shanxi Tianhao at cash consideration of RMB14,000. The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced production in 2008.

In 2004, the Company acquired 95.67% equity interest in Yanmei Heze Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to exploit and sale of coal in Juye coal field. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007. The equity interests held by the Company increased to 98.33% after the increase of the registered capital of RMB1.5 billion in 2010.

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1.	GENERAL – CONTINUED

Acquisitions and establishment of major subsidiaries – continued

The Company originally held 97% equity interest in Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”). The Company acquired the remaining 3% equity interest and made further investment of RMB600,000,000 in Yulin in 2008.

In February 2009, the Company acquired a 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) from the Parent Company at a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC with the principal business of the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agreed to acquire 21.14% equity interest in Hua Ju Energy at a consideration of RMB173,007,000.

In 2009, the Company entered into a binding scheme implementation agreement with Felix Resources Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange (“ASX”), to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. This acquisition was completed in 2009. In 2011, Felix Resources Limited was renamed as Yancoal Resources Limited (“Yancoal Resources”).

In 2009, the Company invested RMB500 million to set up a wholly-owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Neng Hua Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. In 2011, the Company invested additional equity in the registered capital of Ordos of RMB2.6 billion. The Company also acquired Yiginhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine (“An Yuan Coal Mine”) at a consideration of RMB1,435,000,000.

In 2010, the Company acquired 100% equity interest of Inner Mongolia Yize Mining Investment Co., Ltd (“Yize”) and other two companies at a consideration of RMB190,095,000. The main purpose of this acquisition is to facilitate the business of methanol and other chemical products in Inner Mongolia Autonomous Region.

In 2011, Ordos acquired 80% equity interest of Inner Mongolia Xintai Coal Mining Company Limited (“Xintai”) at a consideration of RMB2,801,557,000 from an independent third party. Xintai owns and operates Wenyu Coal Mine in Inner Mongolia. The principal activities of Xintai are coal production and coal sales. On September 30, 2015, Ordos acquired remaining 20% of non-controlling interests of Xintai with consideration of RMB680,287,000.

In 2011, the Company acquired 100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd (collectively “Syntech”) at a cash consideration of AUD208,480,000. The principal activities of Syntech include exploration, production, sorting and processing of coal. The acquisition was completed on August 1, 2012.

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1.	GENERAL – CONTINUED

Acquisitions and establishment of major subsidiaries – continued

The Company entered into a sales and purchases agreement on September 27, 2011 to acquire 100% equity interests in both Wesfarmers Premier Coal Limited (“Premier Coal”) and Wesfarmers Char Pty Ltd (“Wesfarmers Char”) at a consideration of AUD313,533,000. The acquisition was completed on December 30, 2011. Premier Coal is mainly engaged in the exploration, production and processing of coal. Wesfarmers Char is mainly engaged in the research and development of the technology and procedures in relation to processing coal char from low rank coals.

In 2011, the Company invested USD2.8 million to set up a wholly-owned subsidiary, Yancoal International (Holding) Co., Limited (“Yancoal International”). Yancoal International was established in Hong Kong to act as a platform for overseas assets and business management. Yancoal International has four subsidiaries, namely Yancoal International Trading Co., Limited, Yancoal International Technology Development Co., Limited, Yancoal International Resources Development Co., Limited and Yancoal Luxembourg Energy Holding Co., Limited (“Yancoal Luxembourg”). Yancoal Luxembourg established a wholly-owned subsidiary, Yancoal Canada Resources Co., Ltd (“Yancoal Canada”) with USD290 million as investment. The Company acquired, at a total consideration of USD260 million, 19 potash mineral exploration permits in the Province of Saskatchewan, Canada through Yancoal Canada. The permit transfer registrations were completed on September 30, 2011.

On December 22, 2011 and March 5, 2012, the Company, Yancoal Australia Limited (“Yancoal Australia”) and Gloucester Coal Limited (“Gloucester”), a corporation incorporated in Australia whose shares are listed on the ASX, entered into the merger proposal deed in respect of a proposal for the merger of Yancoal Australia and Gloucester. Yancoal Australia acquired the entire issued share capital of Gloucester at a consideration of a combination of 218,727,665 ordinary shares of Yancoal Australia and 87,645,184 contingent value rights shares (“CVR shares”). Following the completion of the merger, Yancoal Australia is separately listed on the ASX, replacing the listing position of Gloucester. The merger was completed on June 27, 2012. The ordinary shares and CVR shares of Yancoal Australia was listed on the ASX on June 28, 2012. On June 22, 2012, according to the merger agreement, the equity interest in Syntech and Premier Coal held by Yancoal Australia has been transferred to Yancoal International.

On April 23, 2012, the Company entered into an assets transfer agreement with the Parent Company and its subsidiary to purchase the target assets from the Parent Company and its subsidiary at a consideration of RMB824,142,000 to acquire all the assets and liabilities of Beisu and Yangcun and their equity investments in Zoucheng Yankuang Beisheng Industry & Trading Co., Ltd (“Beisheng Industry and Trade”), Shandong Shengyang Wood Co., Ltd (“Shengyang Wood”) and Jining Jiemei New Wall Materials Co., Ltd (“Jiemei Wall Materials”). Beisu and Yangcun mainly engaged in the production and exploration of PCI coal and thermal coal. The acquisition was completed on May 31, 2012.

In 2012, the Company entered into an agreement for investment in Shandong Coal Trading Centre Co., Limited (“Trading Centre”) with two third parties. The Company contribute RMB51,000,000 which represents 51% of the equity interest in Trading Centre. The principal activities of Trading Centre are to provide coal trading and relevant advisory services. During the current period, Trading Centre has not yet commenced any business.

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1.	GENERAL – CONTINUED

Acquisitions and establishment of major subsidiaries – continued

In 2010, the Company entered into a co-operative agreement with three independent third parties to acquire 51% equity interest of Inner Mongolia Hao Sheng Coal Mining Limited (“Hao Sheng”) and obtained the mining rights of the Shilawusu Coal Field (“the mining right”) in the name of Hao Sheng. From 2011 to 2013, the Company entered into agreements with contract parties to further acquire equity interest in Hao Sheng and increase Hao Sheng’s registered capital. Upon completion of these agreements during the period, the Company owns 74.82% equity interest in Hao Sheng with total consideration of RMB 7,136,536,000. In 2014, the Company made additional contribution of RMB224,460,000 to registered capital in proportion to its equity interest. As at June 30, 2016, Hao Sheng has not yet commenced any business.

In 2012, the Company entered into a cooperation agreement with two independent third parties to set up a company, Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. (“Rizhao”), to act as a coal blending, storage and distribution base in Rizhao Port. Upon completion of registration procedures in 2013, the Company contributed RMB153, 000,000, which represents 51% equity interest of Rizhao.

In 2014, the Company entered into a co-operative agreement with Yancoal International and contributed RMB500,000,000 to set up Zhongyin Financial Leasing Company Limited (“Zhongyin Financial”) in Shanghai Pilot Free Trade Zone, to provide finance lease, lease consultation and guaranteed and commercial insurance service for finance lease business. The registration process was completed on May 20, 2014. In 2015, the Company entered additional contribution agreement with Yancoal International and a third party, Shandong Yongzheng Investment development Co., Ltd. The additional contribution of RMB1,560,000,000 was made to registered capital. The registration completed on July 14, 2015 and the shareholding of the Company decreased from 100% to 97%.

In 2014, the company invested RMB300,000,000 to set up a wholly-owned subsidiary of Shandong Zhong Yin Logistics Co., Ltd., mainly engaged in the business of sales of coal and procurement of coal mining machinery and equipment parts.

In 2014, the Company invested RMB100,000,000 to set up a wholly-owned subsidiary of Duanxin Investment Holding (Beijing) Company Limited (“Duanxin”), mainly engaged in the business of consultancy service of operation management and investment management. During 2015, the Company made additional contribution of RMB800,000,000 to registered capital without any change in shareholding. As at the end of the reporting period, Duanxin has not yet commenced any business.

On July 27, 2015, the Company acquired 100% equity interest of Yankuang Donghua Heavy Industry Limited (“Donghua”) at a consideration of RMB676,000,000 from the Parent Company. Donghua owns five subsidiaries, the principal activities of Donghua are manufacturing of comprehensive coal mining and excavating equipment.

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1.	GENERAL – CONTINUED

Acquisitions and establishment of major subsidiaries – continued

In August 2015, a subsidiary of Donghua, Yankuang Group Jintong Rubber Company Limited (“Jintong”) entered into a cooperation agreement with a related company, Yankuang Overseas Energy Development Co., Ltd to set up a company, Yankuang Jintong Latin American Co., Ltd (“Jintong Latin”), mainly engaged in the business of international trading of rubber products and the relevant technical advisory services. Upon completion of registration procedures, the Company contributed RMB1,180,000 (US$183,600), which represents 51% equity interest of Jintong Latin.

On July 14, 2015, the Company invested RMB200,000,000 to set up a wholly-owned subsidiary of Shandong Duanxin Supply Chain Management Co., Ltd (“Supply Chain”), mainly engaged in the business of transportation and storage service.

On December 7, 2015, the Company entered into a cooperation agreement with a independent third party, Qingdao Shiji Rui Feng Group Co., Ltd to set up a company, Qingdao Zhongyin Ruifeng International Trading Co., Ltd (“Ruifeng”), mainly engaged in the business of international trading of coal products, steel products and machinery. Upon completion of registration procedures, the Company contributed RMB102,000,000, which represents 51% equity interest of Ruifeng.

On February 2, 2016, a subsidiary of Donghua, Yankuang Group Mainland Machinery Co. Ltd invested RMB37,585,000 to set up a wholly-owned subsidiary of Yankuang Mainland Benniu Machinery Limited, mainly engaged in the business of manufacturing and sales of coal equipment.

In March 2016, Donghua entered into a co-operation agreement with an independent third party to set up a company, Shandong Donghua Equipment Remanufacturing Limited (“Donghua Equipment Remanufacturing “), mainly engaged in the business of manufacturing and sales of coal equipment. The registration was completed on April 13, 2016. Donghua contributed RMB10,000,000, which represents 50% equity interest of Donghua Equipment Remanufacturing. As at June 30, 2016, Donghua Equipment Remanufacturing has not yet commenced any business.

On March 24, 2016, the Company invested USD1,285,000 to set up a wholly-owned subsidiary of Vast Lucky (HK) Limited (“Vast Lucky”), mainly engaged in the trading business of iron ore and other materials.

On May 25, 2016, the Company entered into a sales and purchases agreement to acquire the remaining 47.62% equity interests in Qingdao Zhongyan at a consideration of RMB2,403,000. Zhongyan is mainly engaged in material trading and storage service in bonded area. The acquisition was completed on June 29, 2016. After the acquisition, it became a wholly-owned subsidiary of the Company.

On June 28, 2016, the Company entered into a co-operative agreement with an independent third party to set up Jinan Duanxin Mingren Financial Advisory Limited Partnership (“Duanxin Mingren”) in Shandong, to provide conference and exhitabition service, assets management and marketing consultancy service. The Company contributed RMB1,000,000,000, which represents 20% equity interest of Duanxin Mingren. However, according to the shareholder agreement, the Company has control over Duanxin Mingren and hence fully consolidate the results of this entity.

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2.	BASIS OF PREPARATION

The condensed interim consolidated financial statements (the interim financial statements) are for the six months ended June 30, 2016 and are presented in Renminbi (“RMB”), which is the functional currency of the parent company. They have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (IAS 34) and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the SEHK. They do not include all of the information required in annual financial statements in accordance with IFRSs, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2015. The interim financial statements are unaudited.

The interim financial statements have been approved for issue by the Board of Directors on August 26, 2016.

3.	SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s most recent annual financial statements for the year ended December 31, 2015.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2015, except a number of accounting policies that are adopted by the Company and effective for annual periods beginning on or after January 1, 2016.

In the current period, the Group had applied, for the first time, the new standards and interpretations and revised/ amended standards and interpretations (the new “IFRSs”) issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB, which are effective for the financial year beginning on January 1, 2016. The new IFRSs relevant to these interim financial statements are as follows:

Amendments to IFRS 11	Joint Arrangements

The adoption of the new IFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognized.

The Group has not early applied the new standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

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4.	SEGMENT INFORMATION

The Group is engaged primarily in the mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The exploitation right of the Group’s foreign subsidiaries is not restricted. The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries and associates are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes and financial services in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity. Due to the acquisition of Donghua, the Group is also engaged in the manufacturing of comprehensive coal mining and excavating equipment.

For management purposes, the Group is currently organized into four operating divisions – coal mining, coal railway transportation, methanol, electricity and heat supply and equipment manufacturing. These divisions are the basis on which the Group reports its segment information.

Principal activities are as follows:

Coal mining	–	Underground and open-cut mining, preparation and sales of coal and potash mineral exploration
Coal railway transportation	–	Provision of railway transportation services
Methanol, electricity and heat supply	–	Production and sales of methanol and electricity and related heat supply services
Equipment manufacturing	–	Manufacturing of comprehensive coal mining and excavating equipment

Segment results represents the results of each segment without allocation of corporate expenses and directors’ emoluments, results of associates and joint ventures, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

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4.	SEGMENT INFORMATION – CONTINUED

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the six months ended June 30, 2016
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Equipment manufacturing RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External sales	10,618,970	100,086	1,356,827	504,831	—	12,580,714
Inter-segment sales	175,026	23,107	309,472	97,122	(604,727)	—

Total	10,793,996	123,193	1,666,299	601,953	(604,727)	12,580,714

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.
RESULT
Segment results	1,885,930	14,372	247,899	56,424	—	2,204,625

Unallocated corporate expenses						(1,283,233)
Unallocated corporate income						92,985
Share of loss of joint ventures	(28,239)					(28,239)
Share of profit of associates	119,234		98,127			217,361
Interest income						358,477
Interest expenses						(1,132,759)

Profit before income taxes						429,217
Income taxes						(72,466)

Profit for the period						356,751

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4.	SEGMENT INFORMATION – CONTINUED

INCOME STATEMENT

	For the six months ended June 30, 2015
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External sales	16,472,325	156,455	1,515,178	—	18,143,958
Inter-segment sales	107,697	28,967	325,553	(462,217)	—

Total	16,580,022	185,422	1,840,731	(462,217)	18,143,958

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.
RESULT
Segment results	1,997,830	13,513	195,557	—	2,206,900

Unallocated corporate expenses					(1,208,229)
Unallocated corporate income					80,374
Share of loss of joint ventures	(77,646)				(77,646)
Share of profit of associates	59,251		168,378		227,629
Interest income					517,589
Interest expenses					(1,502,540)

Profit before income taxes					244,077
Income taxes					(242,546)

Profit for the period					1,531

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5.	SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	For the six months ended June 30,
	2016 RMB’000	2015 RMB’000

Coal sold in the PRC, gross	7,779,887	12,817,883
Less: Transportation costs	(127,225)	(254,412)

Coal sold in the PRC, net	7,652,662	12,563,471

Coal sold outside the PRC, gross	2,839,083	3,654,442
Less: Transportation costs	(749,926)	(679,738)

Coal sold outside the PRC, net	2,089,157	2,974,704

Net sales of coal	9,741,819	15,538,175

Net sales of coal represent the invoiced value of coal sold and is net of returns, discounts and transportation costs if the invoiced value includes transportation costs to the customers.

6.	COST OF SALES AND SERVICE PROVIDED

	For the six months ended June 30,
	2016 RMB’000	2015 RMB’000

Materials	1,119,137	1,038,941
Wages and employee benefits	1,859,577	2,586,030
Electricity	240,874	255,308
Depreciation	743,629	1,052,495
Land subsidence, restoration, rehabilitation and environmental costs	611,579	788,181
Environmental protection	—	43,115
Amortization of mining rights	283,328	394,669
Other transportation cost	2,679	4,258
Costs of traded coal	1,501,481	5,651,060
Business tax and surcharges	325,656	372,719
Others	713,701	677,767

	7,401,641	12,864,543

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7.	OTHER INCOME

	For the six months ended June 30,
	2016 RMB’000	2015 RMB’000

Interest income	358,477	517,589
Government grants	445,137	190,988
Exchange gain, net	—	80,314
Dividend income	92,985	60
Gain arising from transfer of available-for-sales securities to associate (note 18)	105,168	—
Gain on sales of auxiliary materials	86,632	16,931
Rental income	57,970	42,391
Service income	45,013	52,509
Others	333,319	318,418

	1,524,701	1,219,200

8.	INTEREST EXPENSES

	For the six months ended June 30,
	2016 RMB’000	2015 RMB’000

Interest expenses on:
– borrowings wholly repayable within 5 years	867,622	1,122,376
– borrowings not wholly repayable within 5 years	394,405	390,120
– bills receivable discounted without recourse	583	5,649

	1,262,610	1,518,145
Less: interest expenses capitalized into construction in progress	(129,851)	(15,605)

	1,132,759	1,502,540

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9.	PROFIT BEFORE INCOME TAXES

	For the six months ended June 30,
	2016 RMB’000	2015 RMB’000

Profit before income taxes has been arrived at after (crediting) charging:

Depreciation of property, plant and equipment	1,711,821	1,720,231
Amortization of intangible assets
– Included in cost of sales and service provided	283,328	394,669
– Included in selling, general and administrative expenses	12,800	11,344

Total depreciation and amortization	2,007,949	2,126,244

Release of prepaid lease payments	12,113	9,572
Loss (Gain) on disposal of property, plant and equipment	3,034	11,074
Impairment loss recognised in respect of inventories	18,828	137,060
Exchange loss (gain), net	222,510	(80,314)
Provision of impairment loss on accounts receivable and other receivables	74,849	31,829

10.	INCOME TAXES

	For the six months ended June 30,
	2016 RMB’000	2015 RMB’000

Income tax:
Current taxes	445,272	304,813
Deferred taxes (note 22)	(372,806)	(62,267)

	72,466	242,546

The Company and its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% and subsidiaries established in Australia are subject to a tax rate of 30%.

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11.	DIVIDENDS

	For the six months ended June 30,
	2016 RMB’000	2015 RMB’000

Final dividend approved, RMB0.01 per share (2015: RMB0.02)	49,120	98,368

Pursuant to the annual general meeting held on June 3, 2016, a final dividend in respect of the year ended December 31, 2015 was approved.

12.	EARNINGS/(LOSS) PER SHARE AND PER ADS

The calculation of the earnings/(loss) per share attributable to equity holders of the Company for the six months ended June 30, 2016 and June 30, 2015 is based on the profit for the period of RMB375,236,000 and loss for the period of RMB50,626,000 and on the weighted average 4,912,016,000 shares in issue during the period excluding the ordinary shares repurchased and held as treasury shares and 4,918,400,000 shares in issue during the period ended June 30, 2015 respectively.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

On December 31, 2014, the Company’s subsidiary issued subordinated capital notes. Noteholders will be permitted to convert the subordinated capital notes into 1,000 Yancoal Australia Limited ordinary shares.

Diluted earnings/(loss) per share for the six months ended June 30, 2016 and 2015 is the same as the basic earnings/ (loss) share as there is no dilutive effect of subordinated capital notes on potential ordinary shares outstanding.

13.	RESTRICTED CASH/TERM DEPOSITS

At the balance sheet date, the restricted cash of PRC portion mainly represents the deposits paid for safety work as required by the State Administrative of work safety. Term deposits were pledged to certain banks as security for loans and banking facilities granted to the Group.

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14.	BILLS AND ACCOUNTS RECEIVABLE

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Accounts receivable	4,096,451	2,477,020
Less: Impairment loss	(134,272)	(59,914)

	3,962,179	2,417,106
Total bills receivable	3,219,759	3,559,731

Total bills and accounts receivable, net	7,181,938	5,976,837

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet date:

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

1-90 days	4,119,405	4,358,793
91-180 days	1,666,520	513,685
181-365 days	405,649	353,227
Over 1 year	990,364	751,132

	7,181,938	5,976,837

The aged analysis of the Company’s bills and trade receivables, that were past due but not yet impaired as at the reporting dates, based on due date is as follow:

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

1-90 days	245,609	149,634
91-180 days	58,927	56,791
181-365 days	83,326	80,974
Over 1 year	686,747	605,439

	1,074,609	892,838

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15.	PREPAYMENTS AND OTHER RECEIVABLES

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Advances to suppliers	4,165,671	2,707,340
Prepaid relocation costs of inhabitants	2,104,038	2,104,038
Dividend receivable	148,440	300,000
Others	1,812,544	2,857,440

	8,230,693	7,968,818

16.	INTANGIBLE ASSETS

	Mining reserves	Mining resources	Potash mineral exploration permit	Technology	Water licenses	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2016	32,575,803	3,883,018	1,184,711	231,102	124,564	112,625	38,111,823
Exchange re-alignment	575,630	184,758	108,591	5,440	—	5,535	879,954
Additions for the period	7,466	369	—	—	—	3,495	11,330

At June 30, 2016	33,158,899	4,068,145	1,293,302	236,542	124,564	121,655	39,003,107

Accumulated amortization and impairment
At January 1, 2016	5,689,600	118,191	—	5,545	4,641	50,536	5,868,513
Exchange re-alignment	132,735	5,440	—	—	—	2,405	140,580
Provided for the period	283,328	—	—	3,157	2,492	7,151	296,128

At June 30, 2016	6,105,663	123,631	—	8,702	7,133	60,092	6,305,221

Carrying values
At June 30, 2016	27,053,236	3,944,514	1,293,302	227,840	117,431	61,563	32,697,886

At December 31, 2015	26,886,203	3,764,827	1,184,711	225,557	119,923	62,089	32,243,310

At June 30, 2016, intangible assets with a carrying amount of approximately RMB13,515,232,000 (December 31, 2015: RMB15,350,517,000) have been pledged to secure the Group borrowings (note 21).

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17.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2016	727,640	4,096,743	4,906,388	10,293,959	25,282,051	2,198,708	16,956,592	64,462,081
Exchange re-alignment	33,491	20,242	—	109,726	285,852	19	740,635	1,189,965
Additions for the period	—	—	—	—	659,788	17	1,801,380	2,461,185
Transfer	—	2,834	—	29,241	99,135	397	(131,607)	—
Written off	—	—	—	—	—	—	(3,035)	(3,035)
Disposals for the period	—	(12,886)	(9,116)	(8,828)	(353,550)	(12,367)	—	(396,747)

At June 30, 2016	761,131	4,106,933	4,897,272	10,424,098	25,973,276	2,186,774	19,363,965	67,713,449

Accumulated depreciation
At January 1, 2016	—	1,383,613	2,486,809	3,412,107	9,948,453	1,615,129	—	18,846,111
Exchange re-alignment	—	5,464	—	28,966	95,378	4	—	129,812
Provided for the period	—	88,899	102,418	338,124	1,129,688	52,692	—	1,711,821
Eliminated on disposals	—	(7,092)	(6,006)	(11,070)	(13,502)	(11,504)	—	(49,174)

At June 30, 2016	—	1,470,884	2,583,221	3,768,127	11,160,017	1,656,321	—	20,638,570

Carrying values
At June 30, 2016	761,131	2,636,049	2,314,051	6,655,971	14,813,259	530,453	19,363,965	47,074,879

At December 31, 2015	727,640	2,713,130	2,419,579	6,881,852	15,333,598	583,579	16,956,592	45,615,970

At June 30, 2016, property, plant and equipment with a carrying amount of approximately RMB3,605,970,000 (December 31, 2015: RMB2,819,351,000) have been pledged to secure bank borrowings of the Group (note 21).

At June 30, 2016, the carrying amount of property, plant and equipment held under finance leases of the group was RMB415,040,000 (December 31, 2015: RMB181,539,000).

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18.	INVESTMENTS IN SECURITIES

The investment in securities represents security investments:

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Available-For-Sale Equity Investments
Equity security listed on the SSE	428	610
Equity security listed on the NEEQ	—	797,720
Equity security listed on the HKEX	1,605,754	—
Unlisted equity securities	137,088	146,080
Unlisted investment portfolio	663,151	—

	2,406,421	944,410

The investments in equity securities listed on the Shanghai Stock Exchange (“SSE”), National Equities Exchange and Quotations System (“NEEQ”) and Hong Kong Stock Exchange (“HKEX”) are carried at fair value determined according to the quoted market prices in active market.

The unlisted securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

The investment in equity securities listed on the National Equities Exchange and Quotation System (“NEEQ”) included Qilu Bank which is stated at the fair value as of December 31, 2015. The Company’s investments in equity securities listed on the NEEQ, which are stated at fair value through other comprehensive income, are subject to a 5-year-lock-up-period.During the period, the Company classified the investment in Qilu Bank to interest in associates upon appointment of representative to Qilu Bank’s board of directors. The difference between the share of net assets and carrying amount of available-for-sale securities of RMB105,168,000 is included in other income (note 7). The cumulative balance of related investment revaluation reserve amounting to RMB14,773,000 is transferred to income statement.

On March 8, 2016, Yancoal International (as investor), a wholly-owned subsidiary of the Company entered into the Cornerstone Investment Agreement with China Zheshang Bank (as issuer), CMB International Capital Limited (as Underwriter’s Representative) and the Company (as guarantor), pursuant to which Yancoal International has agreed to acquire the Investor Shares of 400,000,000 shares at the offer price of HK$3.96 per shares as part of the International Offering through the Underwriter’s Representative (or its affiliates) in its capacity as an international representative of the international underwriters of the relevant portion of the International Offering.

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18.	INVESTMENTS IN SECURITIES – CONTINUED

On April 18, 2016, Yancoal International acquired additional 88,000,000 China Zheshang Bank H Shares through block trade from an independent third party for a total consideration of approximately HK$347.6 million (excluding stamp duty and related expenses), being HK$3.95 per acquired share.

During the reporting period, the Group invested RMB650 million to subscribe FTSE Xinhua Duanxin No.1 Special Asset Management Plan which include mainly unlisted equity securities, deposit, and other unlisted investments. The fair value is provided by the investment bank with reference to the estimated fair value of underlying investments.

19.	BILLS AND ACCOUNTS PAYABLE

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Accounts payable	4,366,481	3,367,836
Bills payable	468,276	839,530

	4,834,757	4,207,366

The following is an aged analysis of bills and accounts payable based on the invoice dates at the balance sheet date:

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

1-90 days	3,505,580	2,815,938
91-180 days	408,006	612,221
181-365 days	612,595	434,315
Over 1 year	308,576	344,892

	4,834,757	4,207,366

The average credit period for account payable and pill payable is 90 days, the Group has financial risk management policies in place to ensure that all payables are within the credit time frame.

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20.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

At June 30, 2016 RMB’000

At the beginning of period	3,199,739
Exchange re-alignment	26,773
Additional provision in the period	90,380
Utilization of provision	(102,156)

At the end of period	3,214,736

Presented as:
Current portion	2,616,427
Non-current portion	598,309

3,214,736

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

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21.	BORROWINGS

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Current liabilities
Bank borrowings
– Unsecured borrowings (i)	7,706,138	8,263,113
– Secured borrowings (ii)	5,625,077	5,625,915
Finance lease liabilities (iv)	51,932	17,522
Guaranteed note (v)	15,854,685	9,996,667

	29,237,832	23,903,217
Non-current liabilities
Bank borrowings
– Unsecured borrowings (i)	2,645,797	3,469,900
– Secured borrowings (ii)	23,524,301	24,501,998
Loans pledged by machineries (iii)	1,800,000	1,800,000
Finance lease liabilities (iv)	319,828	128,183
Guaranteed notes (v)	11,449,642	15,676,507

	39,739,568	45,576,588

Total borrowings	68,977,400	69,479,805

(i)	Unsecured borrowings are repayable as follows:

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Within one year	7,706,138	8,263,113
More than one year, but not exceeding two years	1,983,797	1,515,972
More than two years, but not more than five years	662,000	1,953,928

Total	10,351,935	11,733,013

At June 30, 2016, short-term borrowings of the Company amounting to RMB5,124,984,000 (2015: RMB6,099,020,000). Two short-term borrowings of RMB2,030,084,000 (USD309,700,000) are denominated in foreign currency with interest rates at three-months LIBOR plus a margin of 1.26%-1.50% per annum, approximately 1.91%-2.15% per annum (2015: three-months LIBOR plus a margin of 1.26%-1.50% per annum, approximately 1.80%-1.94% per annum). The remaining short-term borrowings of RMB3,094,900,000 carried interest at 4.17%-4.35% per annum (2015: 4.35%-6.00% per annum).

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21.	BORROWINGS – CONTINUED

(i)	Unsecured borrowings are repayable as follows: – continued

Long-term borrowings of the Company amounting to RMB4,258,796,000 (2015: RMB4,679,434,000) with RMB2,567,892,000 payable within one year. Long-term borrowings of RMB2,295,961,000 carried interest at a range of 3.73%-6.40% per annum (2015: 5.54%-6.15% per annum) while the remaining RMB1,962,835,000 carried interest at three-months LIBOR plus a margin of 1.20%-2.40% per annum, approximately 1.86%-3.05% per annum (2015: three-months LIBOR plus a margin of 1.20%-2.40% per annum, approximately 1.74%-2.94% per annum).

The long-term borrowing of Zhongyin Financial, which is denominated in foreign currency, amounting to RMB968,155,000 (USD146,000,000) (2015: RMB954,559,000 (USD147,000,000)), with RMB13,262,000 (USD2,000,000) payable within one year. The loan term is 36 months and carried interest at three-month LIBOR plus a margin of 2.60%, approximately 3.25% per annum (2015: three-month LIBOR plus a margin of 2.60%, approximately 3.14% per annum).

(ii)	Secured borrowings are repayable as follows:

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Within one year	5,625,077	5,625,915
More than one year, but not exceeding two years	5,241,850	5,788,326
More than two years, but not more than five years	12,514,901	7,491,494
More than five years	5,767,550	11,222,178

Total	29,149,378	30,127,913

As at June 30, 2016, secured borrowings of Yancoal Australia are amounting to RMB18,266,534,000 (2015: RMB17,766,250,000). One of the secured borrowings obtained by the Group for the purpose of settling the consideration in respect of acquisition of Yancoal Resources amounting to RMB18,246,496,000 (USD 2,740,000,000). Such borrowings carried interest at three-month LIBOR plus a margin of 2.8% per annum, approximately 3.48% per annum (2015: three-month LIBOR plus a margin of 2.8% per annum, approximately 3.34% per annum).

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21.	BORROWINGS – CONTINUED

(ii)	Secured borrowings are repayable as follows: – continued

Part of the borrowings arose from the acquisition of Gloucester with RMB20,038,000 payable within one year. It carried interest at 5.68% (2015: 5.68% per annum). It is pledged by bank deposit (note 13), intangible assets (note 16), and property, plant and equipment (note 17) and other assets in Yancoal Resources.

At June 30, 2016, secured borrowings of the Company are amounting to RMB3,978,720,000 (2015: RMB5,096,160,000). Such borrowings amounting to RMB663,120,000 (USD100,000,000), were denominated in foreign currency with interest rate at six-month LIBOR plus a margin of 3.20%, approximately 4.14% per annum. It was pledged by bank acceptances of the Company. One of the secured borrowings which amounted to RMB3,315,600,000 (USD 500,000,000) was denominated in foreign currency with interest rate at six-month LIBOR plus a margin of 2.10%, approximately 3.03% per annum. It is pledged by 520,000,000 shares of the Company’s A shares owned by Yankuang Group.

The remaining secured borrowings of RMB900,000,000 (2015: RMB1,200,000,000), with RMB300,000,000 payable within one year, carried interest at 6.98% per annum (2015: 6.98% per annum). The interest rate will be adjusted at each payment days in accordance with the benchmark of 5 years lending rate published by the PBOC plus 10%. It is guaranteed by the Company and; counter-guaranteed by the Parent Company and secured by 46.67% ordinary shares of Heze Neng Hua.

At June 30, 2016, secured borrowings of Yancoal International is amounting to RMB5,968,169,000 (USD 900,000,000) (2015: RMB7,240,120,000 (USD 1,115,000,000)), with RMB5,305,039,000 (USD 800,000,000) payable in one year. The remaining secured borrowings amounted to RMB663,130,000 (USD 100,000,000) carried interest rate at three-month LIBOR plus a margin of ranged 1.10%-3.00%, approximately 1.75%-3.65% per annum. These borrowings are guaranteed by the Parent Company and its stand by letter of credits.

Premier Coal Limited and Premier Holdings Pty., Ltd., the subsidiaries of the Company, signed a loan agreement with their client Synergy which carried with interest rate of 8.70%. During the Loan Period, Synergy agrees to loan to Premier a portion of the contract price for every tone of coal supplied by Premier to Synergy under the coal supply agreement during the loan period. It is secured by total assets of Premier Coal Limited including its interest in the Coal Mine. At June 30, 2016, the balance of the loan is RMB35,955,000 (AUD 7,271,000) (2015: RMB25,383,000 (AUD 5,369,000)).

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21.	BORROWINGS – CONTINUED

(iii)	Loans pledged by machineries are repayable as follows:

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Minimum payments
Within one year	121,472	121,805
More than one year, but not exceeding two years	104,684	121,805
More than two years, but not more than five years	1,840,602	1,884,050

	2,066,758	2,127,660
Less: Future finance charges	(266,758)	(327,660)

Present value of payments	1,800,000	1,800,000

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Present value of minimum payments
More than one year, but not exceeding two years	600,000	200,000
More than two years, but not more than five years	1,200,000	1,600,000

	1,800,000	1,800,000
Less: amounts due within one year and included in current liabilities	—	—

Amounts due after one year and included in non-current liabilities	1,800,000	1,800,000

At June 30, 2016, a loan of RMB1,800,000,000 (2015: RMB1,800,000,000) carried interest at lending rate of 3-5 years loan published by the PBOC plus a margin of 4% per annum, approximately 8.75% per annum (2015: approximately 8.75%) and is pledged by machineries of the Group.

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21.	BORROWINGS – CONTINUED

(iv)	Finance lease liabilities are repayable as follows:

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Minimum payments
Within one year	91,536	51,733
More than one year, but not exceeding two years	113,436	81,286
More than two years, but not more than five years	212,681	50,494

	417,653	183,513
Less: Transfer to assets held for sale	—	(9,378)
Less: Future finance charges	(45,893)	(28,430)

Present value of payments	371,760	145,705

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Present value of minimum payments
Within one year	51,932	17,522
More than one year, but not exceeding two years	111,249	79,107
More than two years, but not more than five years	208,579	49,076

	371,760	145,705
Less: amounts due within one year and included in current liabilities	(51,932)	(17,522)

Amounts due after one year and included in non-current liabilities	319,828	128,183

Finance lease liabilities of RMB371,760,000 (AUD75,176,000) (2015: RMB145,705,000 (AUD30,820,000)) was obtained from the acquisition of Gloucester in 2014, which carried interest at 5.52% per annum (2015: 5.16% per annum).

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21.	BORROWINGS – CONTINUED

(v)	Guaranteed notes are detailed as follows:

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

USD repayable within one year	2,366,018	—
RMB repayable within one year	13,488,667	9,996,667
RMB repayable within one year to two years	998,200	—
USD repayable within two to five years	—	2,173,815
RMB repayable within two to five years	1,939,600	2,934,850
USD repayable after five years	1,509,425	3,568,951
RMB repayable after five years	7,002,417	6,998,891

	27,304,327	25,673,174

The above USD guaranteed notes were issued by a subsidiary of the Company in 2012. The 2017 Notes denominated in USD in an aggregate principal amount of USD450,000,000 which will mature on May 16, 2017 and the 2022 Notes denominated in USD in an aggregate principal amount of USD 550,000,000 which will mature on May 16, 2022. The 2017 Notes bear a fixed interest rate of 4.46% per annum and the 2022 Notes bear a fixed interest rate of 5.73% per annum. During 2016, USD 93,203,000 principal amount of the 2017 Notes and USD206,783,000 principal amount of the 2022 Notes have been accepted for repurchase by Yancoal Resources.

At June 30, 2016, the remaining USD guaranteed notes amount to RMB3,875,444,000 with par value of USD584,417,000 (2015: RMB5,742,766,000 with par value of USD885,000,000). The notes are irrevocably and unconditionally guaranteed by the Company. The notes are issued and sold in Hong Kong Exchange and Clearing Limited to institutional investors.

In 2012, with the approval from China Securities Regulatory Commission, the Company had issued RMB notes with par value of RMB300,167,000 and RMB4,699,833,000 to the public and institutional investors respectively. An unconditional and irrecoverable corporate guarantee was provided by the Parent Company on the RMB notes. At June 30, 2016, RMB notes of RMB4,974,000,000 (2015: RMB4,971,000,000) included notes of RMB998,200,000 (2015: RMB997,200,000) with a maturity period of 5 years and interest rate of 4.20% per annum and notes of RMB3,975,800,000 (2015: RMB3,973,800,000) with a maturity period of 10 years and interest rate of 4.95% per annum. During the current period, there was no redemption on the notes.

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21.	BORROWINGS – CONTINUED

(v)	Guaranteed notes are detailed as follows: – continued

In 2014, with the approval from China Securities Regulatory Commission, the Company was allowed to issue 5-year RMB notes at RMB1,950,000,000 with interest rate of 5.92% per annum and 10-year RMB notes at RMB3,050,000,000 with interest rate of 6.15% per annum. At June 30, 2016, the 5-year RMB notes and 10-year notes are amounted to RMB1,939,600,000 (2015: RMB1,937,650,000) and RMB3,026,617,000 (2015: RMB3,025,092,000) respectively. During the current period, there was no redemption on the notes.

In 2016, the Company had issued 2016 Forth tranche short-term notes at par value RMB13,500,000,000 with 9 month maturity and average interest rate of 3.57% per annum. At June 30, 2016, such RMB short-term note amount to RMB13,488,667,000. As at June 30, 2016, short-term notes of RMB10,000,000,000 in aggregate were redeemed by the Company.

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22.	DEFERRED TAXATION

	Available- for-sale investment	Accelerated tax depreciation	Fair value adjustment on mining rights (mining reserves)	Temporary differences on income and expenses recognized	Tax losses	Cash flow hedge reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2015	(42,592)	(165,304)	(5,297,198)	779,308	2,180,985	669,996	(1,874,805)
Exchange re-alignment	—	9,558	184,065	(50,897)	(187,310)	(71,819)	(116,403)
Acquisition of Donghua	—	—	—	42,158	—	—	42,158
(Charge) credit to other comprehensive income	38,768	—	—	—	—	16,487	55,255
Credit (charge) to the consolidated income statement	—	(494)	(1,189,801)	199,095	2,158,573	—	1,167,373

At December 31, 2015 and January 1, 2016	(3,824)	(156,240)	(6,302,934)	969,664	4,152,248	614,664	(726,422)
Exchange re-alignment	(3,653)	(4,187)	109,674	(18,986)	195,742	(12,094)	266,496
Charge to other comprehensive income	15,297	—	—	—	—	(18,553)	(3,256)
Credit (charge) to the consolidated income statement (note 10)	—	270,747	(131,078)	(556,790)	789,927	—	372,806

At June 30, 2016	7,820	110,320	(6,324,338)	393,888	5,137,917	584,017	(90,376)

The temporary differences on income and expenses recognized mainly arose from unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs and certain income in Australia.

The analysis of deferred tax balances in the financial statements is as follows:

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Deferred tax assets	7,171,411	7,097,143
Deferred tax liabilities	(7,261,787)	(7,823,565)

	(90,376)	(726,422)

There was no material unprovided deferred tax for the period or at the balance sheet date.

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23.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares A shares	Foreign invested shares H shares (including H shares represented by ADS)	Total

Number of shares
At December 31, 2015 and June 30, 2016	2,960,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares A shares RMB’000	Foreign invested shares H shares (including H shares represented by ADS) RMB’000	Total RMB’000

Registered, issued and fully paid

At December 31, 2015 and June 30, 2016	2,960,000	1,958,400	4,918,400

Each share has a par value of RMB1.

There is no movement in share capital during the period.

Capital reserve

During the year ended December 31, 2015, the Company repurchased its own ordinary shares on the Stock Exchange as follows:

Month of repurchase	Number of shares repurchased	Highest price paid per share HK$	Lowest price paid per share HK$	Aggregate consideration paid HK$	Equivalent aggregate consideration paid RMB’000

December 2015	6,384,000	3.70	3.47	23,180	19,439

At the 2015 Annual General Meeting, the First H shareholders’ Class Meeting in 2015 convened by the Company on May 22, 2015, a resolution in relation to the proposal of granting a general mandate to the board of directors of the Company to repurchase H shares was approved. As at June 30, 2016, the number of H shares repurchased in 2015 was 6,384,000 (December 31, 2015: 6,384,000) in aggregate. The change of business registration for cancellation of the repurchased H shares has not completed yet.

As at June 30, 2016, the Company’s total registered capital was RMB4,918,400,000 (December 31, 2015: RMB4,918,400,000).

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23.	SHAREHOLDERS’ EQUITY – CONTINUED

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined (Xintai and Ordos: RMB6.5 per tonne of raw coal mined). The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

From 2008 onwards, Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined as coal mine transformation fund. Pursuant to the Shanxi Provincial Government’s decision, coal mine transformation fund would be suspended since August 1, 2013.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from January 1, 2008.

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: decreased from RMB50 to RMB30 from October 1, 2013 onwards, Xintai and Ordos: increased from RMB7 to RMB15 from February 1, 2012 onwards) for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). From February 1, 2012 onwards, the work safety cost increased to RMB15 per tonne. In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company, Heze, Shanxi Tianchi, Xintai and Ordos make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards.

In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy, Shanxi Tianhao and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the actual sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at June 30, 2016 was RMB516,036,000 (December 31, 2015: RMB1,638,445,000).

Statutory Common Reserves Fund

The Company and its subsidiaries in the PRC has to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•	to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

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23.	SHAREHOLDERS’ EQUITY – CONTINUED

Reserves – continued

Retained earnings

In accordance with the Articles, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at June 30, 2016 is the retained earnings computed under IFRS which amounted to approximately RMB32,662,568,000 (December 31, 2015: RMB31,884,892,000, the retained earnings computed under IFRS).

24.	PERPETUAL CAPITAL SECURITIES

	Perpetual capital securities issued by the Company RMB’000	Perpetual capital securities issued by a subsidiary RMB’000	Total
	(note a)	(note b)	RMB’000

At January 1, 2016	6,661,683	1,854,837	8,516,520
Profit attributable to holders of perpetual capital security	209,799	60,848	270,647
Distribution paid to holders of perpetual capital security	(253,800)	(79,938)	(333,738)
Redemption of perpetual capital security	—	(1,835,747)	(1,835,747)

At June 30, 2016	6,617,682	—	6,617,682

a)	The Company issued 6.8% perpetual capital securities with par value of RMB1,500,000,000 and RMB1,000,000,000 on September 19, 2014 and November 17, 2014 respectively. Coupon payments of 6.8% per annum on the perpetual capital securities are paid in arrears and can be deferred at the discretion of the Group. The perpetual capital securities have no fixed maturity and are redeemable at the discretion of the Group at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Company undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. Since the perpetual capital security does not include any payment of cash or other contractual obligation of financial instrument, it is categorized as equity under IFRS.

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24.	PERPETUAL CAPITAL SECURITIES – CONTINUED

a)	The Company issued 6.50% and 6.19% perpetual capital securities with par value of RMB2,000,000,000 and RMB2,000,000,000 on April 10, 2015 and April 30, 2015 respectively. Coupon payments of 6.50% and 6.19% per annum, which will be reset every 3 years, on the perpetual capital securities are paid in arrears and can be deferred at the discretion of the Group. Those perpetual capital securities have no fixed maturity and are redeemable at the discretion of the Group at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Company undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. Since the perpetual capital security does not include any payment of cash or other contractual obligation of financial instrument, it is categorized as equity under IFRS.

b)	On May 22, 2014, Yancoal International Trading Co., Limited issued 7.2% Perpetual Capital Securities with par value of USD300,000,000 (“Perpetual capital securities”) which is guaranteed by the Company. Coupon payments of 7.2% per annum on the perpetual capital securities are paid semi-annually in arrears and can be deferred at the discretion of the Group. The perpetual capital securities have no fixed maturity and are redeemable at the discretion of the Group on or after May 22, 2016 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Group undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. The securities were listed and traded on the Hong Kong Stock Exchange and sold to professional investors only on May 23, 2014. Since the perpetual capital security does not include any payment of cash or other contractual obligation of financial instrument, it is categorized as equity under IFRS.

On May 23, 2016, Yancoal International Trading Co., Limited redeemed all outstanding Perpetual Capital Securities. After redemption of Perpetual Capital Securities, there were no further outstanding Perpetual Capital Securities in issue. Accordingly, the securities were delisted from the Hong Kong Stock Exchange.

25.	SUBORDINATED CAPITAL NOTES

On December 31, 2014, Yancoal SCN Limited, a wholly owned subsidiary of Yancoal Australia issued 18,005,102 Subordinated Capital Notes (“SCN”) at US$100 each. Each SCN is convertible into 1,000 Yancoal Australia ordinary shares and is traded on ASX. The distribution rate is set at 7% per annum, with interest will be paid half a year at Yancoal Australia’s discretion.

SCN do not have any fixed maturity date and do not have to be redeemed except in a winding up of the Issuer or Yancoal Australia. Conversion occurs at a fixed price so the value of the Yancoal Australia ordinary shares issued on conversion may be more or less than the face value of the SCN converted. Note holders will be permitted to convert the SCN into Yancoal Australia ordinary shares after 40 days until the 30 year conversion period ends. The SCN will be initially convertible into Yancoal Australia ordinary shares at a conversion price of US$0.10 per share. Almost all the notes were purchased by the Company and only RMB3,102,000 of the note is issued to other third parties. The SCN do not contain any contractual obligation to pay cash or other financial assets in accordance with IFRS, they are classified as equity.

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26.	FAIR VALUES

The fair value of available-for-sales investment is determined with reference to quoted market price. The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values.

Fair values of financial assets and financial liabilities are determined as follows:

The following table presents the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy. The levels of fair value are defined as follows:

Level 1:	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data (unobservable inputs).

	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	At June 30 Total RMB’000

2016
Assets
Available-for-sale investments
– Investments in securities listed on the SSE	428	—	—	428
– Investments in securities listed on the HKEX	1,605,754	—	—	1,605,754
– Unlisted investment portfolio	—	663,151	—	663,151
Derivative financial instruments
– Royalty receivable (i)	—	—	957,473	957,473
– Forward foreign exchange contracts	—	953	—	953

	1,606,182	664,104	957,473	3,227,759

Liabilities
Derivative financial instruments
– Futures contract	—	944	—	944

	—	944	—	944

In current period, there are no change in categories between level 1 and level 2 and no movement from or into level 3.

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26.	FAIR VALUES – CONTINUED

(i)	Royalty receivable

June 30,
2016
RMB’000

As at beginning of period	968,527
Cash received	(36,523)
Unwinding discount	52,018
Exchange re-alignment	43,350
Change in fair value	(69,899)

As at end of period	957,473

Current portion	83,681
Non-current portion	873,792

957,473

A right to receive a royalty of 4% of Free on Board trimmed sales from Middlemount mine operated by Middlemount Joint Venture was acquired as part of the acquisition of Gloucester. This financial assets has been determined to have a finite life being the life of the Middlemount and is measured at fair value basis.

The royalty receivable is measured based on management expectations of the future cash flows with the re-measurement recorded in the income statement at each balance sheet date. The amount expected to be received in the next 12 month will be disclosed as current receivable and the discounted expected future cash flow beyond 12 months will be disclosed as a non-current receivable. Unwinding discount is included in interest income (note 7). Change in fair value is included in selling, general and administrative expenses.

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27.	RELATED PARTY TRANSACTIONS

Balances and transactions with related party

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balances and transactions between the Group and other related parties are disclosed below.

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Nature of balances (other than those already disclosed)
Bills and accounts receivable
– Parent Company and its subsidiaries	781,020	598,325
– Joint ventures	294,604	309,219
Prepayments and other receivables
– Parent Company and its subsidiaries	708,612	127,568
– Joint ventures	—	3,092
– Associates	90,556	89,328
Bills and accounts payable
– Parent Company and its subsidiaries	78,931	190,150
– Associates	1	1
Other payables and accrued expenses
– Parent Company and its subsidiaries	406,623	1,344,991
– Associates	27,244	5,125

The amounts due from/to the Parent Company, joint ventures and its subsidiary companies are non-interest bearing, unsecured and repayable on demand.

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27.	RELATED PARTY TRANSACTIONS – CONTINUED

Balances and transactions with related party – continued

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Six months ended June 30,
	2016 RMB’000	2015 RMB’000

Income
Sales of coal	456,710	595,201
Sales of heat and electricity	55,646	58,194
Sales of auxiliary materials	373,951	246,289
Sales of methanol	13,904	5,304

Expenditure
Utilities and facilities	4,139	2,009
Purchases of supply materials and equipment	1,627,002	254,948
Repair and maintenance services	4,959	84,824
Social welfare and support services	100,351	91,498
Road transportation services	—	4,671
Construction services	16,607	78,482
Coal processing service	38,393	21,390
Coal train convoy service	13,159	—

Expenditures for social welfare and support services (excluding medical and child care expenses) are RMB100,351,000 and RMB91,498,000 for each of the six months period ended June 30, 2016 and 2015. These expenses will be negotiated with and paid by the Parent Company each year.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 29).

As at June 30, 2016, the Company has deposited RMB1,072,811,000 (December 31, 2015: RMB1,024,277,000) to the Company’s associate, Yan Kuang Group Finance Company Limited. The interest income received during the period amounted to RMB3,626,000 (2015: RMB2,195,000). No finance cost paid during the period (2015: Nil).

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries and other related parties disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

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27.	RELATED PARTY TRANSACTIONS – CONTINUED

Transactions/balances with other state-controlled entities in the PRC – continued

Material transactions with other state-controlled entities are as follows:

	Six months ended June 30,
	2016 RMB’000	2015 RMB’000

Trade sales	904,468	718,148

Trade purchases	198,315	196,948

Material balances with other state-controlled entities are as follows:

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Amounts due to other state-controlled entities	237,256	254,425

Amounts due from other state-controlled entities	353,774	226,494

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Balances and transactions with joint ventures

The amount due from a joint venture:

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Due from a joint venture	1,683,072	1,565,194

The amount due from a joint venture is unsecured and interest is calculated at commercial rate, the interest of the current period has been waived (note 33(iii)) (six months ended June 30, 2015: RMB55,647,000).

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CHAPTER 9 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

27.	RELATED PARTY TRANSACTIONS – CONTINUED

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Six months ended June 30,
	2016 RMB’000	2015 RMB’000

Directors’ fee	260	260
Salaries, allowance and other benefits in kind	3,867	3,459
Retirement benefit scheme contributions	228	302

	4,355	4,021

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

28.	COMMITMENTS

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Capital expenditure contracted for but not provided in the financial statements
Acquisition of property, plant and equipment
– the Group	751,956	5,016,042
– share of joint operations	514,081	27,299
– others	5,825	53,041

Exploration and evaluation expenditure
– share of joint operations	13,230	1,249
– others	—	591

	1,285,092	5,098,222

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit to the relevant government authority, which secured for the environmental protection work done. As at June 30, 2016, the Group is committed to further make security deposit of RMB1,584 million (December 31, 2015: RMB1,584 million).

On June 13, 2016, the Company’s wholly-owned subsidiary of Ordos entered into an equity transfer agreement with shareholders of Jiutai Energy Inner Mongolia Co., Ltd. (“Jiutai Energy”), whereby Ordos agreed to acquire a total of 52% of Jiutai Energy’s shareholding from its existing shareholders. The total consideration is RMB 1,840,240,000. As at reporting date, the transaction has not yet been completed.

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29.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on October 24, 2014, the monthly contribution rate is at 20% (2015: 20%) of the total monthly basic salaries and wages of the Company’s employees for the period from January 1, 2015 to December 31, 2017. Other welfare benefits will be provided by the Parent Company, which will be reimbursed by the Company.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the period, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group. The Group’s overseas subsidiaries pay fixed contribution as pensions under the laws and regulations of the relevant countries.

During the period and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

30.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the six months ended June 30, 2016 and 2015. Such expenses, amounting to RMB69,267,000 and RMB58,310,000 for each of the six months ended June 30, 2016 and 2015, have been included as part of the social welfare and support services expenses summarized in note 27.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

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CHAPTER 9 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

31.	POST BALANCE SHEET EVENTS

On July 22, 2016, the Company, a wholly-owned subsidiary of the Company, Duanxin and Great Wall Securities Company Limited (“Great Wall Securities”) entered into a joint venture agreement to establish a joint venture with the Company and Great Wall Securities being the limited partners and Duanixn being the general partner. The Company and Duanxin together will contribute a total of RMB 2,000,000,000 for 40 % equity interest of the entity. The entity will engage in the provision of consultation services (including, financial management; enterprise asset management; business consulting; convention and conference services market information consultation and investigation).

On August 19, 2016, a shareholders’ resolution to issue not more than 538,000,000 A shares at an issue price of not less than RMB8.32 per share by way of non-public offering was passed in the general meeting of the Company. It is pending and subject to the approval of China Securities Regulatory Commission.

32.	OPERATING LEASE COMMITMENTS

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

Within one year	192,434	164,702
More than one year, but not more than five years	277,030	180,133

	469,464	344,835

Operating leases have average remaining lease terms of 1 to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

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33.	CONTINGENT LIABILITIES

(i)	Guarantees

	At June 30, 2016 RMB’000	At December 31, 2015 RMB’000

(a) The Group
Guarantees secured over deposits	98,904	112,673
Performance guarantees provided to daily operations	381,165	764,966
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	532,104	477,205
Guarantees provided in respect of land acquisition	—	236,380

(b) Joint ventures
Guarantees secured over deposits	63,553	1,333
Performance guarantees provided to daily operations	223,470	—
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	119,976	—

(b) Related parties
Guarantees secured over deposits	5,267	5,082
Performance guarantees provided to daily operations	1,179,797	481,549
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	354,047	86,938

	2,958,283	2,166,126

(ii)	The Australian Taxation Office (“ATO”) is undertaking an audit of certain matters in Yancoal Australia’s tax filings for the year ended December 31, 2012. These matters remain in progress and steps are being taken to finalise them.

(iii)	Yancoal Australia has issued a letter of support dated March 4, 2015 to Middlemount, a joint venture of the Group confirming:

•	It will not demand for the repayment of any loan due from Middlemount, except to the extent that Middlemount agrees otherwise or as otherwise provided in the loan agreement; and

•	It will provide financial support to Middlemount to enable it to meet its debts as and when they become due and payable, by way of new shareholder loans in proportion to its share of the net assets of Middlemount.

This letter of support will remain in force whilst the Group is a shareholder of Middlemount or until notice of not less than 12 months is provided or such shorter period as agreed by Middlemount.

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CHAPTER 9 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

SUPPLEMENTAL INFORMATION

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”)

The Group has also prepared a set of consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1)	Future development fund and work safety cost

(1a)	Appropriation of future development fund is charged to income before income taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the future development fund under PRC GAAP but charged to expenses when acquired.

(1b)	Appropriation of the work safety cost is charged to income before taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the provision of work safety cost under PRC GAAP but charged to expenses when acquired.

(2)	Consolidation using acquisition method under IFRS and using common control method under PRC GAAP

(2a)	Under IFRS, the acquisitions of Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Beisu and Yangcun and Donghua have been accounted for using the acquisition method which accounts for their assets and liabilities at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the entities above are under the common control of the Parent Company, their assets and liabilities of are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of their assets and liabilities acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

(3)	Deferred taxation due to differences between the financial statements prepared under IFRS and PRC GAAP.

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I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”) – CONTINUED

(4)	Reversal of impairment loss on intangible assets in Yancoal Australia

(4a)	Under IFRS, the reversal of impairment loss on mining reserves was classified as other income in income statement.

Under PRC GAAP, no reversal of impairment loss on mining reserves was recognised.

(5)	Classification of perpetual capital security due to differences between the financial statements prepared under IFRS and PRC GAAP.

(5a)	Under IFRS, the perpetual capital security issued by the company was classified as equity instrument and separated from net assets attributable to equity holders of the Company.

Under PRC GAAP, the perpetual capital security issued by the Company was classified as owners’ equity.

The following tables summarizes the differences between consolidated financial statements prepared under IFRS and those under PRC GAAP:

	Net income attributable to equity holders of the Company For six months ended June 30, 2016 RMB’000	Net assets attributable to equity holders of the Company As at June 30, 2016 RMB’000

As per condensed financial statements prepared under IFRS	375,236	36,300,071
Impact of IFRS adjustments in respect of:
– transfer to future development fund which is charged to income before income taxes	15,713	—
– reversal of work safety cost	258,704	(349,973)
– fair value adjustment and related amortization	6,632	(269,334)
– goodwill arising from acquisition of Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Yangcun Coal Mine, Beisu Coal Mine and Donghua	—	(1,240,695)
– deferred tax	(74,226)	(163,939)
– perpetual capital security	—	6,617,682
– reversal of impairment loss on intangible assets in Yancoal Australia	6,341	(472,232)
– others	4,022	271,058

As per financial statements prepared under PRC GAAP	592,422	40,692,638

Note:	There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and PRC GAAP

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CHAPTER 10 DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection in the office of the secretary to the Board at 298 Fushan Road South, Zoucheng, Shandong Province, the PRC:

•	Financial statements sealed and signed by the persons in charge of the Company, the accounting work and the accounting department, respectively;

•	Original copies of all documents and announcements published during the reporting period in websites designated by the CSRC;

•	The full text of the Interim Report released in other securities markets.

On behalf of the Board

Li Xiyong

Chairman

Yanzhou Coal Mining Company Limited

26 August 2016

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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